

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170004

DIVISION OF
CORPORATION FINANCE

January 11, 2017

Zafar Hasan
The AES Corporation
zafar.hasan@aes.com

Re: The AES Corporation
Incoming letter dated December 14, 2016

Dear Mr. Hasan:

This is in response to your letter dated December 14, 2016 concerning the shareholder proposal submitted to AES by Mercy Investment Services, Inc. et al. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Minette
Mercy Investment Services, Inc.
mminette@mercyinvestments.org

January 11, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The AES Corporation
Incoming letter dated December 14, 2016

The proposal requests that the company, with board oversight, publish an assessment of the long-term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

There appears to be some basis for your view that AES may exclude the Board of Pensions of the Presbyterian Church (USA) as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears not to have responded to AES' request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AES omits the Board of Pensions of the Presbyterian Church (USA) as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AES may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AES may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that AES' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Zafar A. Hasan
Vice President and Chief Corporate Counsel

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1703 682 1110
zafar.hasan@aes.com
www.aes.com

December 14, 2016

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *The AES Corporation*
Omission of Stockholder Proposal
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to inform you that The AES Corporation ("AES" or the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received by the Company from Mercy Investment Services, Inc., Mercy Health, the Presbyterian Church (USA), Calvert Investment Management, Inc., Everence Financial, and the Connecticut Retirement Plans and Trust Funds (each, a Proponent, and collectively, the "Proponents").

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we have:

- filed this letter with the U.S. Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of


AES
we are the energy

such correspondence should be furnished concurrently to the undersigned, on behalf of the Company, pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal first was submitted to the Company on October 31, 2016 (the "Proposal Submission Date").[1] The Proposal requests that the Company prepare and publish an assessment regarding the impact on the Company's portfolio of public policies and technological advances relating to limiting global warming to no more than two degrees Celsius over pre-industrial levels. The Proposal is re-printed in its entirety below.

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets

[1] The lead Proponent, Mercy Investment Services, Inc., submitted the Proposal to the Company on October 31, 2016.


AES
we are the energy

and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

A copy of the Proposal, together with correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(10), because the Company already has substantially implemented the Proposal through its publishing, with Board oversight, of numerous reports, disclosures and statements that directly address the essential objectives of the Proposal; and

- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading through its (i) failure to explain key terms and concepts included in the Proposal and (ii) reference to an external standard included in an international governmental agreement that is not described in the Proposal, is unclear as to the agreement itself, and which agreement faces an uncertain future due to the upcoming change in Presidential Administration in the United States.

Further, if the Staff does not concur with the Company's view that the Proposal may be excluded pursuant to the above bases, the Company believes that one of the Proponents, The Presbyterian Church (USA) (the "Presbyterian Church") may be excluded as a co-proponent pursuant to Rules 14a-8(b) and (f), as it failed to provide any documentary evidence of its stock ownership in response to the Company's proper request for that information.


AES
we are the energy

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Already Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company already has published a report and other disclosures on climate change that substantially implement the Proposal. Specifically, the Company has substantially implemented the essential elements of the Proposal through the following robust reports, disclosures, and assessments:

- In November 2016, the Company published a report (the "November 2016 Report") that addresses the essential elements of the Proposal. The November 2016 Report is titled "Strategy for Environmental Performance: Seeking Opportunities in a Changing Landscape," attached hereto as Exhibit B, and publicly-available on the Company's sustainability website;

- The Company's published responses to the CDP 2016 Climate Change Information Request (formerly known as the Carbon Disclosure Project) (the "CDP Responses"), which are publicly-available on the Company's sustainability website and a copy of which is attached hereto as Exhibit C;

- The Company's Sustainability Reports, which are publicly-available on the Company's sustainability website, and the most recently published version of which is attached hereto as Exhibit D;

- The Company's disclosures in its most recently filed Annual Report on Form 10-K (the "2015 Form 10-K") and Definitive Proxy Statement on Schedule 14A (the "2016 Proxy"), relevant portions of which are attached hereto as Exhibit E and Exhibit F, respectively; and

- Other disclosures that the Company has made publicly-available on its sustainability website, which are attached hereto as Exhibit G.

A. Background

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management…." Exchange Act Release No. 12598 (Jul. 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff consistently has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release"); *see also* Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). In this regard, a company need not implement a proposal in exactly



the manner set forth by the proponent in order to exclude the proposal under Rule 14a-8(i)(10). *See* the 1998 Release and accompanying text.

Applying this standard, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In *Texaco*, the company requested exclusion under the predecessor rule to Rule 14-8(i)(10) for a proposal requesting that the company adopt environmental guidelines that involved implementing operational and managerial programs and providing for periodic assessment and review of the same. In response, the proponents argued that Texaco had failed to implement the specific set of environmental guidelines advocated by the proponents and had not satisfied the inspection, public disclosure or substantive commitments that the proposal specifically sought. However, instead of evaluating whether Texaco had adopted "the specific set of environmental guidelines" advocated in the proposal, as asserted in the proponent's response, the Staff instead evaluated the policies, practices and procedures adopted by Texaco vis-à-vis those advocated by the proposal, and determined that the proposal had been substantially implemented as Texaco's policies, practices and procedures "compared favorably" with the guidelines of the proposal.

Therefore, in the context of stockholder proposals that request the preparation of assessments and reports, the Staff's position is that a proposal has been substantially implemented where the company has issued a report or assessment that addresses the essential objectives of the proposal, which may not necessarily track the specific guidelines or parameters set forth in the proposal. That is, a company may be deemed to have "substantially implemented" a proposal where it has taken action or implemented policies, practices and procedures that, taken as a whole, address those essential elements raised by the proposal.

For example, in *The Dow Chemical Co.* (Mar. 5, 2008), the Staff concurred in the exclusion of a proposal that requested a "global warming report" discussing how the company's efforts regarding climate change may have affected the global climate, where the company already had made various statements about its efforts related to climate change, which were included not only within a related report, but also were made within various corporate documents and disclosures, such as the company's Annual Report on Form 10-K and information provided on the company's publicly-available website. *See also Entergy Corp.* (Feb. 14, 2014), in which the Staff permitted exclusion of a stockholder proposal requesting a report "on policies the company could adopt...to reduce its greenhouse gas emissions," where the requested information already was available in the Company's sustainability and carbon disclosure reports. As discussed in greater detail below, the Company's public disclosures, policies, practices and statements, taken as a whole, clearly have addressed the essential objectives raised in the Proposal and, as such, the Company already has substantially implemented the Proposal.

B. The Company Has Substantially Implemented the Essential Components of the Proposal

AES' mission statement is "[i]mproving lives by providing safe, reliable and sustainable energy solutions in every market we serve." Emphasis added. Through its focus on sustainability, AES is committed to continually assessing its current generation and future energy plans, as well as planning for and addressing risks related to carbon and other emissions (and public policies regarding the same), as



evidenced by its policies, practices, and ongoing capital expenditure projects. Consistent with the Company's mission and in furtherance of its commitments, AES has published a collection of materials related to current generation and future energy plans (and related efforts to limit carbon and other emissions from its operations) on its publicly-available sustainability website, which is located at http://www.aes.com/sustainability/sustainability-overview/default.aspx. Among other information, the sustainability website includes the following reports, disclosures, and statements (collectively referred to as the "AES Sustainability Information").

- The November 2016 Report, which directly addresses "how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries" by providing information regarding: (i) AES' focus on sustainability and environmental performance, including at the management and board of directors levels; (ii) a summary of how AES' strategy thus far has resulted in a significant, 17 percent decline in its global carbon emissions from 2012 to 2015; and (iii) AES' long-term plans with respect to the amelioration of emissions, including (a) ongoing domestic capital expenditures focusing on improving environmental performance, (b) endeavors outside of the United States relating to sustainable and renewable energy sources, and (c) renewable energy storage projects.

- The CDP Responses, which the Company provides voluntarily on an annual basis. The strength and depth of the information, which includes detailed descriptions of how the Company is addressing climate change risks and concerns, is reflected by the consistently high scores that the Company has received from CDP with respect to the substance of its disclosures.[2] As described in greater detail below, the CDP Responses directly address the concerns raised in the Proposal.

- AES' Sustainability Reports for years 2012, 2014 and 2015, which include sections specifically relating to AES' focus on the reduction of greenhouse gases ("GHGs") and other air emissions. The Company's 2015 Sustainability Report is attached hereto as Exhibit D.

- A section on Environmental Performance that includes (i) AES' Environmental Policy, which states, in part, the Company's goal of "continual improvement of the environmental performance at every AES business;" (ii) AES' identified material issues relating to "Environmental Performance," which include air emissions; (iii) information about external recognition from AES stakeholders for the Company's ongoing performance improvements; and (iv) a section detailing key environmental metrics, including air pollutant emissions, environmental nonconformance events and AES' Environmental Management System performance parameters, which are reported on a set schedule for review by senior management, as well as how information on environmental performance is reported to AES executive leadership and to the Nominating, Governance and Corporate Responsibility Committee (the "Nominating Committee") of the AES Board of Directors (the "Board") prior to each regularly scheduled meeting.

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[2] CDP provides each participant with a numerical score (which can range from 0 to 100) measuring the level of detail and comprehensiveness in a company's disclosures. AES received a numerical score of 98 in 2015. CDP also provides a performance score (which can range from A to E), which assesses the level of action taken on climate change evidenced by the company's CDP response. AES received a B in 2015.



- A link to a YouTube video statement from the Company's President and Chief Executive Officer, Andrés Gluski, that focuses on the Company's goal of building a sustainable future, as evidenced by the Company's innovations with respect to battery energy storage, which has resulted in the Company's current position as the world leader in battery-based energy storage. Mr. Gluski notes the Company's efforts to "match technology" with the appropriate market and energy needs, while focusing on the goal of sustainability, referring to the Company's generation of electricity using methane gas from a local landfill in El Salvador, which eliminates 200,000 tons of carbon dioxide annually. Mr. Gluski refers to another example, in the Dominican Republic, where most electricity was from petroleum-based fuel sources until the Company built the country's first liquefied natural gas ("LNG") terminal, resulting in AES' natural gas plants providing the lowest-cost electricity available.[3]

In addition to the information presented on its sustainability website, the Company has substantially implemented the essential objectives of the Proposal in its disclosures as filed with the Commission, including the 2015 10-K and 2016 Proxy. These disclosures directly address the Proposal's requests for an assessment of how AES is planning for the risks and opportunities relating to efforts to ameliorate global warming, as well as a discussion of the Company's capital expenditures in furtherance of the same.

C. The Essential Objectives of the Proposal

The Proposal requests that

> AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Thus, the "essential objectives" of the Proposal can be distilled as follows:

- A <u>report</u> or <u>assessment</u> should be prepared with <u>board oversight;</u>
- Such report or assessment should be <u>published;</u> and
- Such report or assessment should addresses how "public policies" and "technological advances" that are consistent with limiting global warming <u>impact the Company's portfolio</u>.

Additionally, the Supporting Statement indicates that the requested report "could include:"

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

[3] *Improving Lives,* AES Corporation (April 21, 2015), https://www.youtube.com/watch?v=ybZFTAPAdVY.



The Proposal does not require that such information be included in the requested report, but rather that such a report "could" include such information. Nevertheless, the AES Sustainability Information addresses both the essential objectives of the Proposal, as well as these suggestions, as described in detail below.

i. The November 2016 Report

The November 2016 Report was prepared and published with Board oversight, thus addressing an essential component of the Proposal. The November 2016 Report specifically addresses how the Company has considered the impacts of public policies and technological advances on limiting global warming on its business portfolio, operations, policies and procedures. Specifically, the November 2016 Report notes the following.

- ***Diversified Power Generation Portfolio.*** The Company has a diversified portfolio of businesses, with 23 percent of its global portfolio consisting of renewable energy (wind, hydro, solar, energy storage and biomass) and another 33 percent fueled by natural gas, which diversification continues to increase.[4]

- ***AES Commitment to Reduce its Carbon Emissions.*** Environmental performance is a key focus for both the Company's management and Board. This focus, and the implementation of the Company's strategy regarding the same, is evidenced by the significant, 17 percent decline in the Company's global carbon emissions from 2012 to 2015.

- ***United States Projects Designed to Minimize Environmental Impacts.*** The Company's current strategy includes growth projects already underway within the United States that are anticipated to reduce the Company's carbon emissions significantly (i.e., between 20 to 30 percent, compared to 2012 emissions levels) by 2018. These projects include: (a) a $1.4 billion investment at Indianapolis Power & Light Company ("IPL"), a subsidiary of the Company, which will significantly upgrade IPL's power generation fleet and convert coal and oil plants to natural gas (and is expected to reduce sulfur dioxide, nitrogen oxide, mercury, and particulate matter emissions by over 50% from 2013 to 2017) and (b) a $2.1 billion repowering project for AES Southland, including 100 megawatts of interconnected battery-based energy storage, which will increase fuel efficiency by 100 percent. AES Southland is one of the largest generation operators in California, accounting for approximately 5 percent of California's installed capacity and 17 percent of the peak demand of Southern California Edison, which means that its three power plants play an important role in integrating the increasing amounts of renewable generation resources in the country's most populous state.[5] These projects are direct responses to both public policy and regulatory mandates[6] and, with respect to the increased capacity in battery

[4] In the first half of 2016, 23 percent of the Company's global portfolio consisted of renewables and 32 percent consisted of natural gas. *See* the 2016 Proxy, page 58.

[5] *See* the 2015 Form 10-K, page 16.

[6] *See* the 2015 Form 10-K, page 13 ("[i]n April 2012, the EPA's rule to establish maximum achievable control technology standards for each hazardous air pollutant regulated under the [Clean Air Act] emitted from coal and oil-fired power plants, known as MATS, became effective. On August 14, 2013, the Indiana Utility Regulatory Commission approved IPL's MATS



storage, demonstrates the Company's commitment to harnessing technological advances in furtherance of reducing emissions.

- ***Non-United States Projects Designed to Minimize Environmental Impacts.*** This strategy continues outside the United States, where the Company is engaged in significant sustainability projects, including: (a) the introduction of natural gas to markets that currently rely on petroleum fuels for electricity generation and (b) the continued development of renewable energy storage projects that will add zero emissions energy solutions to the power grid. In 2003, AES introduced LNG to the Dominican Republic, which allowed the conversion of oil-fired generation to natural gas and has avoided approximately 4 million tons of carbon emissions. AES also is investing $1 billion in a natural gas power plant and LNG storage and regasification facility in Panama. Outside the United States, the Company is investing $3.3 billion in natural gas, LNG and renewable energy. In direct line with the actions sought by the Proposal, these projects are all real-world examples of distributed energy, technological advances and demand response to energy needs, as well as public policy concerns that are evidenced by the introduction of natural gas into markets that previously relied upon higher emission sources of power (i.e., oil-fired generation).

- ***Energy Storage (Increasing Viability of Renewable Energy as a Fuel Source).*** AES is the world leader in energy storage, with 432 megawatts in operation, construction or late stage development as of November 2016. Energy storage helps integrate renewable energy, such as wind and solar, to add zero emissions solutions to the power grid and thereby ensure stability and reliable power. In October 2014, AES Southland was awarded 20-year contracts by Southern California Edison to provide over 1,200 megawatts of combined cycle gas-fired generation and 100 megawatts of interconnected battery-based energy storage. In addition to replacing older gas-fired plants with more efficient gas-fired capacity, Southern California Edison chose advanced energy storage as a cost effective way to ensure critical power system reliability. Commercial operations on the gas-fired and the energy storage capacities are scheduled for 2020 and 2021, respectively.[7]

ii. CDP Responses

As stated above, the Proposal requests that the Company publish a report "with board oversight" of the long-term impact of public policies and technological advances relating to climate change on the Company's portfolio, and requests an understanding of "how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries."

Each year, the Company voluntarily responds to, and publishes on its publicly-available website, the CDP Responses. Significantly, and in direct response to the Proposal's requests, the CDP Responses state that (emphasis added):

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plan, which includes investing up to $511 million in the installation of new pollution control equipment on IPL's five largest baseload generating units"); *see also* the 2015 Form 10-K, page 50 ("AES Southland's current plan to comply with the California State Water Resources Board's regulations with once-through-cooled generating units retired from service by December 31, 2020").

[7] *See* the 2015 Form 10-K, pages 16-17.



> The influence of climate change on AES's long-term business strategy (beyond five years) can be easily identified as AES is focused on building a sustainable energy company through a lower carbon model. The long-term principles of the strategy are (1) the use of cleaner fuels including natural gas, hydro, solar, wind and other renewables whenever they are economically feasible and sustainable; (2) the continued deployment of energy storage solutions; (3) development of desalination plans to reduce the impact on limited water resources; and (4) developing or expanding the availability of LNG in some of our markets.[8]

Additionally, the CDP Responses point to the following key business developments during fiscal year 2015 as implemented by the Company in furtherance of this long-term strategy:[9]

- the winning of a competitive bid process in Panama to build an approximately 350 megawatt combined cycle natural gas-fired plant and an approximately 170,000 cubic meter LNG storage tank;

- the conversion of a simple-cycle gas plant into a combined cycle gas plant in the Dominican Republic, which will increase the plant's capacity by 50 percent while using the same amount of fuel; and

- the acquisition of Main Street Power, a developer, owner and operator of distributed solar photovoltaic systems.

The CDP Responses also note that, as of December 31, 2015, AES had 551 megawatts of hydro generation, 21 megawatts of solar and 60 megawatts of energy storage in construction.[10]

Significantly, the CDP Responses, as with the November 16 Report, address the Proposal's request that the Company conduct the referenced assessment with "Board oversight." The CDP Responses identify the Nominating Committee as charged with responsibility for environmental compliance and the scope of the Company's internal environmental compliance programs.[11] Every six months, at a minimum, the Nominating Committee assesses risk management relating to climate change and other climate related risks, which discussions can include long-term action plans to manage such risks, including by modifying commercial strategies and long-term investments that are based on carbon intensity.[12] Additionally, the climate change and environmental risk management process is facilitated at the corporate level through the Company's Enterprise Risk Management program, through which each AES business assesses risks related to climate change and environmental regulations, among other factors. AES businesses of a certain size conduct annual strategies to assess related long-term risks and opportunities and, based on such assessment, develop or refine such business' multi-year strategic plan. As one example, a centralized environmental group has been established in the United States to assess

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[8] CDP Responses, Questions CC2.2a (page 8 of Exhibit C).
[9] CDP Responses, Questions CC2.2a (pages 8-9 of Exhibit C).
[10] *Id.*
[11] CDP Responses, Question CC1.1a (page 4 of Exhibit C).
[12] CDP Responses, Questions CC1.2-CC1.2a (pages 5-6 of Exhibit C).



and manage the growing likelihood of increased environmental regulations on the Company's U.S. thermal power plants.[13]

The CDP Responses also are explicit that the Company's "business strategy is influenced by the continuing risks and opportunities stemming from the overall concern regarding climate change, new environmental laws and changing environmental regulations."[14] As one example, operations in Brazil are impacted by five-year targets for the reduction of electricity consumption, which allows these subsidiary companies to manage aspects of their business that directly contribute to the Company's reduction of GHG emissions.[15] The CDP Responses also state that "AES is focused on meeting the energy needs of our customers by offering a variety of fuel sources including natural gas, hydro, solar, [and] energy storage along with other fuels with a low-carbon preference."[16]

As the Staff can see from the foregoing, the CDP Responses represent the Company's assessment, conducted under Board supervision and oversight, as to how current public policies and technological advances relating to limiting global warming directly impact the Company's business operations and future plans and, as such, demonstrate substantial implementation with the essential objectives of the Proposal.

iii. 2015 Sustainability Report

The 2015 Sustainability Report directly responds to the essential objectives of the Proposal, as it provides an assessment, conducted under Board oversight, of how the Company is aligned with achieving its goal of sustainability through its environmental management, performance, operational businesses, and construction projects.[17] The report starts with a letter from the Company's Chief Executive Officer, the first sentence of which directly addresses the issues raised in the Proposal and underscores AES' commitment to sustainable business practices:

> The AES Corporation has been at the forefront of bringing innovation to generating and distributing electricity more efficiently to fulfill [the Company's] mission of improving lives by leveraging energy solutions that include a wide range of technologies, fuel types and renewable energy sources to help meet the world's energy needs.[18]

The 2015 Sustainability Report further expressly informs the reader that, through the Company's commitment to innovation in its generation and distribution of electricity, it ranks as a top quartile sustainable company, as the Company was ranked on the Dow Jones Sustainability Index for North America for the second year in a row in 2015.[19]

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[13] CDP Responses, Questions CC1.2b (pages 6-7 of Exhibit C).
[14] *Id.*
[15] *Id.*
[16] CDP Responses, Questions CC2.2a (page 8 of Exhibit C).
[17] 2015 Sustainability Report., page 24.
[18] *Id.*, page 3.
[19] *Id.*, pages 3, 24.



The report details how the Company has (and will continue to) adjust its business and operations so as to be consistent with limiting emissions and resultant impacts. As stated in the report, the Company "continuously review[s] the potential impacts of technological and regulatory changes on [the Company's] business, including on [its] planned investments."[20] Emphasis added. Significantly, and as noted above, the report highlights the Company's 17 percent reduction in global emissions from 2012 to 2015, and how the Company has maintained its position as market leader in the use of lithium ion batteries for energy storage and grid stability. The Company has made significant capital expenditures in furtherance of its sustainability goals. For example, in September 2015, AES and its subsidiary, Gas Natural Atlántico S.R.L., won a public bid to supply over 350 megawatts of new capacity. The project, which is expected to be completed in 2018, represents an investment of more than $1 billion and will include the construction of a low-emission, natural gas combined-cycle plant and an LNG storage tank and regasification facility.[21]

Additionally, the 2015 Sustainability Report specifically addresses how the Company has integrated technological business innovations relating to distributed energy sources (specifically, energy storage)[22] and its use of low carbon technologies, such as battery storage and grid modernization.[23] As the report notes, energy storage is referred to as the "holy grail" of the electric power sector as it "reduc[es] costs, support[s] renewables, and enabl[es] a resilient grid."[24] The report notes the following with respect to the Company's energy storage operations.

- In 2015, the Company maintained its position "as the world leader in battery-based energy storage solutions, which...provide[s] customers with an alternative to traditional peaking power plants."[25]
- During 2015, the Company had (i) over 100 megawatts in operation in four countries, (ii) 60 megawatts under construction, and (iii) 228 megawatts in advanced stage development.[26]
- In 2015, AES announced the first 10 megawatt deployment of AdvancionTM 4, which is a next generation, complete, battery-based alternative to peaking power plants that provides a dependable, smart and cost-competitive means to modernize power systems.[27]

Consistent with the foregoing, the Company set the following 2015 Global Environmental Goals, both of which were achieved:[28]

- Each AES global coal-fired generation power plant was to quantify mercury emissions, either on a monthly or quarterly basis; and

[20] *Id.*, page 4.
[21] *Id.*, page 15.
[22] *See* the Supporting Statement.
[23] *See* the third paragraph of the Proposal.
[24] 2015 Sustainability Report, page 20.
[25] *Id.*
[26] *See id.*
[27] *See id.*
[28] *See id.*



- Each AES operating and construction location was to complete and submit a global baseline greenhouse gas, biodiversity and water resources management assessment.[29]

The report also directly addresses how the Company is focusing on air emissions, noting the following (emphasis added):

- "AES businesses track, account for and remain focused on managing air emissions, including innovation to help [its] customers and communities reduce their energy consumption."[30]

- "[AES] diversified power generation portfolio allows [AES] to develop the right energy solutions for the markets in which [AES] operate[s]. [The Company] and [its] businesses lead the industry by expanding energy storage solutions and renewable energy generation to make them more viable and relevant for the future. Additionally, in markets where fossil fuel generation is the right choice for development, [AES is] working to ensure that those resources are used in the most efficient, effective and responsible manner."[31]

- "[AES] follow[s] the principles and requirements of the GHG Protocol's Corporate Accounting and Reporting Standard. [AES'] GHG emissions inventory includes all GHGs covered by the Kyoto Protocol, except for [perfluorocarbons] and [nitrogen trifluoride] since these are not used in [AES'] operations."[32]

- "AES has voluntarily disclosed [emissions] and other details on [its] carbon emissions via the CDP Climate Change Program."[33]

Along with the November 2016 Report, the CDP Responses, and the filings with the Commission as referenced immediately below, the Company believes that the 2015 Sustainability Report evidences clear implementation of the Proposal's essential objectives.

iv. 2015 10-K and 2016 Proxy Disclosures

In addition to the public reports and disclosures detailed above, the Company consistently has disclosed in its filings with the Commission the importance of climate change-related developments and how the Company's policies, projects and procedures reflect and address the same.

---

[29] Note that the Company has formalized its process of utilizing its global management information system to collect and interpret environmental data from every business across the world that AES manages. This system was expanded in 2014 specifically with respect to key air emissions metrics collected from operating businesses and construction projects. The 2014 Sustainability Report noted that a 2014 Global Environmental Goal of the Company was that each AES business quantify their direct and indirect GHG emissions; the Company achieved this goal 100 percent, with all GHG reports completed. *See* the 2014 Sustainability Report, page 26.

[30] 2015 Sustainability Report, page 27.

[31] *Id.*

[32] *Id.*

[33] *Id.*


AES
we are the energy

- In the 2016 Proxy, the Company noted that "...consideration of legislative and technological changes [relating to climate change] will remain a key component of the AES' Corporate Strategy and Investment Program in the future."[34]

- The 2016 Proxy also highlighted the Company's Investment Program, through which AES "...seek[s] opportunities to capitalize on technological or legislative changes to improve the sustainability of our portfolio while generating attractive returns for our investors" and that "[c]onsistent with this strategy, we have made significant investments in renewable energy sources, including hydro, wind, energy storage and biomass facilities."[35]

- The 2016 Proxy detailed the Company's initiatives aimed at "...enhanc[ing] the sustainability of our portfolio while generating returns for our investors," including responding (i) to technological changes by being a world leader in battery-based energy storage which provides zero emission power and (ii) to regulatory changes by, among other actions, converting 630 megawatts of coal-fired generation to gas-fired generation at IPL.[36]

- The Company's 2015 Form 10-K provides detailed disclosures relating to the Company's risk management practices and its understanding of regulatory and other public policy developments affecting AES' business. In terms of assessing types of risks suggested by the Proposal language, AES discloses that it considers risks in the context of applicable regulatory frameworks, including relating to regulations on air emission standards and the capital expenditures incurred by the Company as a result of such risks. More specifically, the Company discloses that AES Gener, a subsidiary of the Company, has invested over $220 million in older coal facilities located in Chile to ameliorate emissions as a result of risks relating to excessive air pollution.[37] The Company also discloses in the 2015 Form 10-K how it assesses the risks relating to renewable energy projects, including wind generation, solar projects and investments in projects such as energy storage.[38]

- The 2015 Form 10-K also discloses the Company's initiatives relating to renewable energy projects, as well as GHG emissions reduction and energy storage projects. As of December 31, 2015, nearly a third of the Company's generation plants were fueled by renewables, including hydro, wind and energy storage.[39] As of the same date, the Company owned and operated 8,145 megawatts of renewable generation, including hydro, wind, energy storage, solar, biomass and landfill gas.[40]

- The Company's 2015 Form 10-K and 2016 Proxy provide robust disclosure regarding how AES recognizes and addresses climate change and carbon-related risks.[41]

---

[34] 2016 Proxy, page 59.
[35] *Id.*, page 58.
[36] *See id.*
[37] *See* 2015 Form 10-K, page 22.
[38] *See id.*, page 64.
[39] *See id.*, page 8.
[40] *Id.*
[41] *See, e.g.*, 2015 Form 10-K, pages 67-69.



- In addition to the above specific examples, the Company's disclosures relating to climate change are considered best in class. In February 2014, CERES, a non-profit organization advocating for sustainability leadership, issued a report titled, "*Cool Response: The SEC and Corporate Climate Change Reporting*."[42] In that report, CERES reviewed the quality of climate change disclosures made in filings with the Commission over the prior five years and ranked the Company's Annual Report on Form 10-K filed on February 26, 2010 as containing "the best disclosure over the study period" and used AES' disclosures as a benchmark perfect "100" score with "all other scores normalized against this standard.[43]" Emphasis added.

As detailed above, the Company already has substantially implemented the Proposal, as the AES Sustainability Information represents reports and assessments published under the Board's oversight and expressly addresses:

- the impacts of public policies and technological advances consistent with limiting global warming on the Company's portfolio;[44]

- how the Company is planning for the risks and opportunities associated with efforts to limit the rise of global temperatures;[45]

- how the Company has, and will continue to, implement capital expenditure projects consistent with limiting global warming;[46] and

- the Company's plans with respect to its business and operations, consistent with an overarching goal of limiting GHG emissions.[47]

The Proposal specifically states that it is requesting an assessment "omitting proprietary information." AES has provided extremely detailed public disclosures regarding its current operations and strategic plans for specific operations in the United States and abroad. Any additional disclosures would necessitate the Company disclosing "proprietary information," such as performance benchmarks and strategies in emerging markets, the disclosure of which could result in material competitive harm to the Company. The Company notes that the Proposal expressly indicates that disclosure of such proprietary information is not intended, which further underscores the Company's belief that it has substantially implemented and already addressed the essential components of the Proposal.

As noted above, the precedent in *Texaco* makes it clear that a company can satisfy the standard of having substantially implemented a proposal for purposes of Rule 14a-8(i)(10) without having to implement the proposal in precisely the manner requested. In fact, the Staff has previously concurred

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[42] Jim Coburn & Jackie Cook, *Cool Response: The SEC and Corporate Climate Change Reporting* (Feb. 2014), *available at* https://www.ceres.org/resources/reports/cool-response-the-sec-corporate-climate-change-reporting/, page 12.
[43] *Id.*
[44] *See* the "Resolved" clause of the Proposal.
[45] *See* the first "Whereas" paragraph of the Proposal.
[46] *See* the first bullet of the Supporting Statement.
[47] *See* the second bullet of the Supporting Statement.



that disclosures provided by a company did substantially implement a proposal seeking a report, even when the disclosures were not of the nature that the proponent preferred. *See Raytheon Co.* (Jan. 25, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over the proponent's assertion that the company's report "fail[ed] to include basic objective data concerning the environment, human rights and corporate responsibility") and *Exxon Mobil Corp.* (Mar. 23, 2007) (concurring that a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies products" could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report produced by the company was insufficient because the proponent argued that it failed to adequately discuss renewable energy).

In this regard, the Company believes that any perceived distinctions between the AES Sustainability Information and the requests set forth in the Proposal are immaterial, such that the Staff's concurrence with the Company's position would be in line with the precedent set forth in *Texaco, Raytheon* and *Exxon Mobil*.[48] For example, while the AES Sustainability Information may not explicitly state that the Company has acted consistent with efforts to ameliorate global warming "to no more than two degrees Celsius over pre-industrial levels," it is clear that the Company has strategized for, and acted upon, technological advances (i.e., battery storage), responded to public policies (i.e., distributed generation and innovating solutions to fossil fuel generation alternatives) and regulatory requirements (i.e., MATS rules) that are consistent with efforts to limit the Company's individual impact on global warming and to take advantage of opportunities relating to the same. The specific actions outlined above that the Company has taken to address the Proposal's overarching concern – the Company's publicly-disclosed responses to, and consideration of, the public policies and technological advances relating to limiting global warming – represent concrete steps taken by the Company to address climate change-related issues in the its business operations. In this regard, while the Proposal seeks action with respect to a stated limit on climate change (i.e., the two degree limit set forth in the Paris Agreement), the Company has assessed its strategy and related actions (including capital expenditures) that address the Company's goal to reduce its carbon emissions and resultant impact on global climate change, and provided extensive disclosures relating to the same. In light of the fulsome assessment and reporting presented by the AES Sustainability Information, it is unclear what else the Company could do to address the Proposal's request.

The Company also notes that, as discussed in greater detail in Section II of this no-action request, the Paris Agreement now faces an uncertain future as a result of the November 8, 2016 election of Donald J. Trump as the President of the United States. In light of this, the Company believes that it has implemented the essential objectives of the Proposal as much as practicable, given that the Paris Agreement, other public policies, and any related technological advances are now, at best, speculative and, at worst, irrelevant. It then follows that any additional assessments that the Company could conduct in response to the Proposal would be similarly speculative in nature.

For these reasons, the Company believes that the AES Sustainability Information has substantially implemented the essential objectives of the Proposal, and the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10).

---

[48] (Mar. 23, 2007).



that disclosures provided by a company did substantially implement a proposal seeking a report, even when the disclosures were not of the nature that the proponent preferred. *See Raytheon Co.* (Jan. 25, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over the proponent's assertion that the company's report "fail[ed] to include basic objective data concerning the environment, human rights and corporate responsibility") and *Exxon Mobil Corp.* (Mar. 23, 2007) (concurring that a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies products" could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report produced by the company was insufficient because the proponent argued that it failed to adequately discuss renewable energy).

In this regard, the Company believes that any perceived distinctions between the AES Sustainability Information and the requests set forth in the Proposal are immaterial, such that the Staff's concurrence with the Company's position would be in line with the precedent set forth in *Texaco, Raytheon* and *Exxon Mobil.*[48] For example, while the AES Sustainability Information may not explicitly state that the Company has acted consistent with efforts to ameliorate global warming "to no more than two degrees Celsius over pre-industrial levels," it is clear that the Company has strategized for, and acted upon, technological advances (i.e., battery storage), responded to public policies (i.e., distributed generation and innovating solutions to fossil fuel generation alternatives) and regulatory requirements (i.e., MATS rules) that are consistent with efforts to limit the Company's individual impact on global warming and to take advantage of opportunities relating to the same. The specific actions outlined above that the Company has taken to address the Proposal's overarching concern – the Company's publicly-disclosed responses to, and consideration of, the public policies and technological advances relating to limiting global warming – represent concrete steps taken by the Company to address climate change-related issues in the its business operations. In this regard, while the Proposal seeks action with respect to a stated limit on climate change (i.e., the two degree limit set forth in the Paris Agreement), the Company has assessed its strategy and related actions (including capital expenditures) that address the Company's goal to reduce its carbon emissions and resultant impact on global climate change, and provided extensive disclosures relating to the same. In light of the fulsome assessment and reporting presented by the AES Sustainability Information, it is unclear what else the Company could do to address the Proposal's request.

The Company also notes that, as discussed in greater detail in Section II of this no-action request, the Paris Agreement now faces an uncertain future as a result of the November 8, 2016 election of Donald J. Trump as the President of the United States. In light of this, the Company believes that it has implemented the essential objectives of the Proposal as much as practicable, given that the Paris Agreement, other public policies, and any related technological advances are now, at best, speculative and, at worst, irrelevant. It then follows that any additional assessments that the Company could conduct in response to the Proposal would be similarly speculative in nature.

For these reasons, the Company believes that the AES Sustainability Information has substantially implemented the essential objectives of the Proposal, and the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10).

---

[48] (Mar. 23, 2007).



A proposal may also be vague, and thus materially misleading, when it fails to address essential aspects of its own implementation. For example, the Staff has allowed the exclusion of several executive compensation proposals where a crucial term relevant to implementing the proposal was insufficiently clear. *See The Boeing Company* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of that phrase); *General Electric Co.* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes was vague because, when applied to the company, neither the stockholders nor the company would be able to determine exactly what actions or measures the proposal required); and *Wendy's International Inc.* (Feb. 24, 2006) (permitting exclusion of a proposal per the company's assertion that the term "accelerating development," in the context of issuing interim reports to stockholders was unclear). Similar to the foregoing precedent, the Proposal fails to explain key terms, such as what is meant by "long term" impacts (i.e., for how long) and "pre-industrial levels" (i.e., what are these levels, and how may they be measured or benchmarked). The Company therefore requests that the Staff concur in the exclusion of the Proposal under Rule 14a-8(i)(3).

B. The Proposal Fails to Explain Key Terms and Concepts that Originate from the Paris Agreement

The Staff previously has concurred in the exclusion of a stockholder proposal as vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *The Home Depot, Inc.* (Mar. 12, 2014). In *The Home Depot*, the company asserted that a proposal requesting that the board prepare a sustainability report that "establishe[d] metrics and benchmark objective footprint information" was vague and indefinite, as the term "benchmark objective footprint information" was a key term to understanding and implementing the proposal, but was undefined and unexplained. *See id.*

The Proposal requests that the Company "publish an assessment...of the <u>long term</u> impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to <u>no more than two degrees Celsius over pre-industrial levels</u>." Emphasis added. However, the Proposal fails to explain the meaning of the terms "long term" and "pre-industrial levels." Both terms are central to an understanding of the actions sought by the Proposal.

The Proposal does not provide a clear timeframe from which to judge the "long term impacts" on the Company's portfolio (i.e., how far into the future the Company must assess risks and potential consequences relating to public policies and technological advances to limit global warming). The Proposal refers to a forecast regarding how the "electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by <u>2050</u>" and states that "[b]y assessing the impact of a 2 degree scenario...through <u>2040</u>, the company can better plan for future regulatory, technological and market changes." Emphasis added. The Proposal also refers to the Paris Agreement, which states that "...Parties to this Agreement shall undertake its first global stocktake in <u>2023</u>...." Emphasis added. In the absence of clarifying language, the Proposal is ambiguous as to whether the Company must provide a report that speaks through the year 2023, 2040, 2050, or some other timeframe.



The Proposal also does not define or provide context for the term "pre-industrial" and, as such, does not provide a benchmark from which to measure global warming to the above two degree Celsius level set forth in the Proposal. The Proposal adopted this terminology from the Paris Agreement, which is attached hereto as Exhibit H and referenced throughout the Proposal and Supporting Statement. Article 2(1)(a) of the Paris Agreement seeks to hold "the increase in global average temperature to well below 2 [degrees] above pre-industrial levels ... recognizing that this would significantly reduce the risks and impacts of climate change."[49] However, the Paris Agreement includes no further explanation regarding what the "pre-industrial" level is, or the related date from which it is measured. Since neither the Proposal nor the Paris Agreement explain what the "pre-industrial" temperature level is, such temperature level may be from any date prior to the industrial revolution (or a particular region's industrial revolution) and span thousands of years in which global temperatures have varied greatly. Thus, the use of the term "pre-industrial," without additional context or explanation, is ambiguous and fails to provide the Company or its stockholders with a point of reference that is needed in order for the Company to consider the long term impacts of public policies and technological advances to limit global warming on its business. Since the Proposal requests that the Company prepare an assessment relating to policies and technological advances "consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels" (emphasis added), an understanding of this term is required in order for the Company to take action with respect to the Proposal.

The Proposal does not explain the meaning of either of these key terms, and the Supporting Statement provides little guidance on the Proposal's intended meaning or anticipated consequences with respect to such terms. As a result, the Company and its stockholders could reasonably come to conflicting interpretations as to the specific actions required by the Proposal. For these reasons, the Company respectfully requests that the Staff concur in the exclusion of the Proposal under Rule 14a-8(i)(3).

C. The Proposal's Reliance on an External Standard Renders it Vague and Indefinite.

Following the Proposal Submission Date, on November 8, 2016, Mr. Trump was elected to become the 45th President of the United States, and is expected to take office on January 20, 2017. President-elect Trump's public stance on climate change and the Paris Agreement represents a significant departure from the views espoused by the current Administration and, as such, calls into question the continued relevance of the Paris Agreement and public policies in place as of the Proposal Submission Date. For this reason, the Company believes that the Proposal may properly be excluded under Rule 14a-8(i)(3) as vague and indefinite.

i. Impact of the 2016 Presidential Election on the Paris Agreement

The Proposal requests that the Company undertake an assessment based upon "public policies and technological advances that are consistent with limiting global warming." Throughout the Proposal and the Supporting Statement, the Proponents reference the "Paris Agreement," and concepts set forth therein, such as preventing global warming beyond two degrees Celsius over pre-industrial levels. The Paris Agreement is commonly understood to be an agreement within the United Nations Framework Convention on Climate Change (UNFCCC) that "aims to strengthen the global response to the threat of

[49] Paris Agreement, Article 2, Section 1.



climate change…including by [h]olding the increase in the global average temperature to well below [two degrees Celsius] above pre-industrial levels."[50]

Previously, Mr. Trump has referred to climate change as a "hoax" and has stated that global warming is a machination of the Chinese government, meant to hamper manufacturing within the United States.[51] In this regard, Mr. Trump has publicly stated his desire to "cancel the Paris climate agreement"[52] (emphasis added) and, on October 22, 2016, Mr. Trump published a "Contract with the American Voter" which states, in relevant part, that he pledges to "lift the restrictions on the production of $50 trillion dollars' worth of job-producing American energy reserves, including shale, oil, natural gas, and clean coal" and "cancel billions in payments to U.N. climate change programs…."[53] Mr. Trump's statements not only call into question the United States' compliance with the Paris Agreement but also whether "public policies and technological advances that are consistent with limiting global warming" will even be areas of significant United States and foreign governmental action for the foreseeable future. By his statements, it is reasonable to assume that Mr. Trump intends to divert resources, and change public policies, to be more supportive of fossil fuels, rather than renewable energy. It also is reasonable to state that the future applicability of the Paris Agreement to the United States is quite uncertain.

As one commentator has noted (emphasis added):

> Recent U.S. action on climate change has largely come in the form of executive orders and administrative regulatory action. With the support of a Republican Congress, President Trump could simply withdraw the orders and rewrite the regulations. This would undo most of the policy changes implemented in the last eight years and undermine U.S. emission reduction goals, without a formal withdrawal from the [Paris] Agreement.
>
> While it remains to be seen if Trump really is the climate change skeptic that he embodied on the campaign trail, his administration stands on firm legal footing should he decide to undermine or withdraw from the Paris Agreement. Precedent clearly supports the authority to withdraw, and a Republican Congress…seems an unlikely check on presidential attempts to undermine the agreement.[54]

As to the Proposal, it is clear that the Paris Agreement is a central component to its implementation, as it tracks language used in the Paris Agreement. Indeed, an underlying assumption of the Proposal is that the Paris Agreement and other public policies and technological advances aimed at mitigating climate

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[50] Paris Agreement, Article 2, Section 1.

[51] *See* Christopher Carr & Robert Fleishman, *Energy Policy in the Trump Era: Part 2*, Law 360 (Dec. 2, 2016, 5:25 PM), http://www.law360.com/articles/867983?sidebar=true.

[52] *Here's How Soon Donald Trump Could Pull Out of a Historic Climate Change Deal*, Fortune http://fortune.com/2016/11/10/donald-trump-climate-change-paris-agreement/ (last visited Dec. 6, 2016).

[53] *Donald J. Trump Delivers Groundbreaking Contract for the American Voter in Gettysburg*, Donald J. Trump Campaign (Oct. 22, 2016), https://www.donaldjtrump.com/press-releases/donald-j.-trump-delivers-groundbreaking-contract-for-the-american-vote1.

[54] Alexander Dunn, *J'adore No More: President Trump and the Paris Agreement*, 11/28/2016 Geo. Envtl. L. Rev. Online 1 (2016); see *also* Jeremy Dillon & Elvina Nawaguna, *Trump, Congress get chance to overturn Obama climate change initiatives*, CQ Roll Call, *available at* 2016 WL 6646203 ("…[Trump] can choose not to implement carbon-cutting requirements that 195 countries agreed to accomplish [in the Paris Agreement]").



change will continue for the "long term." In light of the new Administration, it is unclear whether the United States will, in fact, continue to support, and comply with, the Paris Agreement and other public policies that are aimed at limiting global warming, rendering it difficult, if not impossible, for the Company to assess the long term impacts of such policies on AES' operations. Mr. Trump's position that the United States should not be a party to the Paris Agreement casts significant doubt as to whether the Paris Agreement and similar climate change-related policies applicable to the Company will be in effect in the next three, five, or 10 years. Additionally, the Company notes that several countries in which AES conducts operations have not signed the Paris Agreement. The lack of commitment by foreign governments located in jurisdictions in which the Company does business further de-emphasizes the Paris Agreement's future applicability to AES.[55]

Since this central element of the Proposal is in question, the Company cannot determine, with any reasonable certainty, how to implement the Proposal beyond what it already has done as detailed in Section I of this no-action request.

ii. Impact of the 2016 Presidential Election on Other Public Policies Relevant to the Company

Mr. Trump's position on climate change extends beyond his remarks on the Paris Agreement, such that the results of the 2016 Presidential Election also have resulted in a lack of clarity as to the future applicability of other current public policies relating to limiting global warming. In this regard, Mr. Trump's pledge to "drastically change the federal government's role and policies in relation to energy, the environment and climate change"[56] means there is a serious question as to the future applicability of <u>any</u> public policies relating to energy, the environment and climate change. As such, the Company cannot determine, with any reasonable certainty, how existing public policies, laws and regulations germane to the Proposal's subject matter will apply to it in the future. Legal experts have noted that Mr. Trump "could choose not to enforce voluntary rules (such as the CPP) and incentives to reduce GHG emissions."[57]

On August 3, 2015, President Obama and the Environmental Protection Agency ("EPA") announced the finalization of the Clean Power Plan (the "CPP"), a policy aimed at reducing carbon pollution from power plants and ameliorating climate change. On a national level, the future of the CPP in the new Administration is uncertain, as evidenced in no small part by the lawsuit led by the Competitive Enterprise Institute ("CEI") asserting that the CPP is unconstitutional because it represents an overreach of the EPA's legal authority. Myron Ebell, who recently was chosen by Mr. Trump to lead his EPA transition team and is the director of the Center for Energy and Environment at the CEI, has publicly called the CPP "blatantly illegal"[58] and stated in an interview that "he hoped that whoever was elected

[55] As of the date of this no-action request, Chile, Colombia, Cyprus, the Dominican Republic, El Salvador, the Netherlands, the Philippines, Spain, and Trinidad and Tobago each have not committed to the Paris Agreement.

[56] Christopher Carr & Robert Fleishman, *Energy Policy in the Trump Era: Part 1*, Law 360 (Dec. 1, 2016, 2:55 PM), http://www.law360.com/environmental/articles/867966/energy-policy-in-the-trump-era-part-1?nl_pk=05014950-f52b-43a8-9311-4ea317c000fc&utm_source=newsletter&utm_medium=email&utm_campaign=environmental.

[57] Carr, *supra* note 36.

[58] *CEI Responds to EPA's Rules: Clean Power Plan and Beyond*, Competitive Enterprise Institute (Aug. 3, 2015), https://cei.org/content/cei-responds-epa%E2%80%99s-rules-clean-power-plan-and-beyond.



president would 'undo the [EPA] power plant [regulations] and some of the other [regulations] that are very harmful to our economy.'"[59]

On December 7, 2016, Mr. Trump announced that he had selected Scott Pruitt to head the EPA, which *The New York Times* reported as "...signaling Mr. Trump's determination to dismantle President Obama's efforts to counter climate change – and much of the EPA itself,"[60] going on to state that (emphasis added):

> Mr. Pruitt, a Republican, has been a key architect of the legal battle against Mr. Obama's climate change policies, actions that fit with the president-elect's comments during the campaign. Mr. Trump has criticized the established science of human-caused global warming as a hoax, vowed to "cancel" the Paris [Agreement] committing nearly every nation to taking action to fight climate change, and attacked Mr. Obama's signature global warming policy, the Clean Power Plan, as a "war on coal."[61]

The *Times* also quoted Ken Cook, the head of the Environmental Working Group, as stating in response to Mr. Pruitt's appointment that (emphasis added):

> During the campaign, Mr. Trump regularly threatened to dismantle the E.P.A. and roll back many of the gains made to reduce Americans' exposures to industrial pollution, and with Pruitt, the president-elect would make good on those threats...[i]t's a safe assumption that Pruitt could be the most hostile E.P.A. administrator toward clean air and safe drinking water in history.[62]

On December 13, 2016, Mr. Trump announced that he had chosen Rick Perry to lead the U.S. Department of Energy.[63] While running for President, Mr. Perry previously had pledged to eliminate the Department of Energy.[64] On December 14, 2016, the *Washington Post* reported (emphasis added):

> [i]n his 2010 book, "Fed Up!" Perry described the science showing that climate change was underway and caused by humans as a "contrived phony mess," writing that those who embraced this idea "know that we have been experiencing a cooling trend, that the complexities of the global atmosphere have often eluded the most sophisticated scientists, and that draconian policies with dire economic effects based on so-called science may not stand the test of time."[65]

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[59] Henry Fountain, *Trump's Climate Contrarian: Myron Ebell Takes On the E.P.A.*, N.Y. TIMES (Nov. 11, 2016), *available at* http://www.nytimes.com/2016/11/12/science/myron-ebell-trump-epa.html?_r=0.

[60] Coral Davenport and Eric Lipton, N.Y. TIMES, *Trump Picks Scott Pruitt, Climate Change Denialist, to Lead E.P.A.* (Dec. 7, 2016), *available at* http://www.nytimes.com/2016/12/07/us/politics/scott-pruitt-epa-trump.html.

[61] *Id.*

[62] *Id.*

[63] *See* Coral Davenport, N.Y. TIMES, *Rick Perry, Ex-Governor of Texas, Is Trump's Pick as Energy Secretary* (Dec. 13, 2016), *available at* http://www.nytimes.com/2016/12/13/us/politics/rick-perry-energy-secretary-trump.html?_r=0.

[64] *See id.*

[65] Juliet Eilperin and Steven Mufson, WASH. POST, *Trump Taps Former Texas Gov. Rick Perry to Head Energy Department He Once Vowed to Abolish* (Dec. 14, 2016), *available at* https://www.washingtonpost.com/news/energy-environment/wp/2016/12/13/trump-taps-former-texas-gov-rick-perry-to-head-energy-department-he-once-vowed-to-abolish/?utm_term=.5c987294bc0f.



In addition, Mr. Trump's transition website directly addresses the CPP and the incoming Administration's views on fossil fuels and climate change, specifically stating the following (emphasis added):

- "We will streamline the permitting process for all energy projects, including the billions of dollars in projects held up by President Obama, and rescind the job-destroying executive actions under his Administration."[66]

- "We will end the war on coal, and rescind the coal mining lease moratorium, the excessive Interior Department stream rule, and conduct a top-down review of all anti-coal regulations issued by the Obama Administration."[67]

- "We will eliminate the highly invasive 'Waters of the US' rule, and scrap the $5 trillion dollar Obama-Clinton Climate Action Plan and the Clean Power Plan and prevent these unilateral plans from increasing monthly electric bills by double-digits without any measurable effect on Earth's climate."[68]

In light of the new Administration's views on climate change, it is therefore possible that it could refuse to defend the CPP and leave the courts to determine whether to uphold the new rules based on the arguments of the opponents and proponents of the CPP without input from the government, or request that the court remand the rule back to the EPA for further consideration. Regardless of which path is taken, the future of the CPP and similar public policies and laws are substantially uncertain.[69]

In Staff Legal Bulletin 14G (Oct. 16, 2012) ("SLB 14G"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, stating:

> In evaluating whether a proposal may be excluded on [the basis of Rule 14a-8(i)(3)], we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

In addition, the Staff has permitted exclusion of proposals under Rule 14a-8(i)(3) where the proposal, as in the current instance, inaccurately describes the standard being requested under the proposal, including where that standard is set forth in a set of external guidelines. In *McDonald's Corp* (avail. Mar. 13, 2001), the Staff permitted exclusion of a stockholder proposal requesting that the company adopt of a set of standards based on the SA8000 Social Accountability Standards (the "SA8000 Standards") because the proposal incorrectly described those standards. The company argued "[t]hat ambiguity is introduced

---

[66] *Energy Independence*, President Elect Donald J. Trump, https://www.greatagain.gov/policy/energy-independence.html (last accessed Dec. 6, 2016).
[67] *Id.*
[68] *Id.*
[69] *See* Dillon, *supra* note 44 (quoting J. Holmstead of Bracewell LLP "[w]ith a Trump presidency…it is certain that the Clean Power Plan will be revoked").



by the way the SA8000 Standards are characterized in the [p]roposal and by the fact that the [p]roposal does not set forth the full text of the SA8000 Standards, but instead relies on a reference to them."

Similarly, the manner in which the Proposal references the Paris Agreement and "public policies" relating to limiting global warming is incomplete, and provides a potentially inaccurate perspective as to any potential future impact on the Company and its business. Based on the above discussion summarizing Mr. Trump's views on climate change, it is clear that the new Administration's views represent a significant and stark departure from those held by the current Administration. In other words, the Proposal is relying upon an external standard, the Paris Agreement, which may well be obsolete in the near future. The same is true for the other unexplained "public policies and technological advances" that are referenced, but not described, in the Proposal, which are vague and indefinite by virtue of their potential future inapplicability.

In light of the significant uncertainty with respect to future public policy relating to limiting global warming in the United States, it is unclear how the Company would implement the Proposal, since it is impossible to predict what public policies will be in place in the future. These changes may occur as early as January 2017. As such, the Company is not in a position to provide an assessment of how such unknown policies and advancements would be "consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels." As discussed above, the AES Sustainability Information clearly addresses the essential objectives of the Proposal in a real-world, non-speculative manner, and any additional information that the Company could provide either would be (i) proprietary or (ii) uncertain (and potentially misleading), since it would be in connection with public policy standards and an international governmental agreement that face a great deal of uncertainty particularly as a result of the shift in political climate since the Proposal Submission Date.

In light of the foregoing, the Company requests that, consistent with the Staff's frequent prior concurrence that a proposal is excludable under Rule 14a-8(i)(3) where the proposal may be subject to differing interpretations since neither the stockholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved.

III. The Presbyterian Church May Be Excluded as a Co-Proponent Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because It Failed to Satisfy the Applicable Eligibility Requirements Pursuant to Such Rules

In the event that the Staff does not concur that the Proposal may be excluded on the bases discussed above, we request that the Staff concur in the Company's view that the Presbyterian Church may properly be excluded as a co-proponent of the Proposal because it has failed to comply with the applicable eligibility requirements under Rule 14a-8(b). The Staff previously has concurred in the exclusion of one or more co-proponents as a result of a failure to satisfy procedural and eligibility requirements. *See, e.g., Pfizer Inc. (Recon.)* (avail. Feb. 22, 2010) (concurring in the exclusion of one co-proponent out of six under Rule 14a-8(f) following a reconsideration request). In response to a proper deficiency notice sent by the Company to each co-proponent that complied with Rule 14a-8(f) and the applicable Staff legal bulletins, the Presbyterian Church failed to establish the requisite eligibility to submit the Proposal and failed to timely respond to the Deficiency Notice, as defined below.



Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the meeting at least one year by the date [the stockholder submits] the proposal." The Presbyterian Church did not include any proof of ownership with its submission of the Proposal. Upon the Company's receipt of the Proposal, it reviewed its stock records, which indicated that the Presbyterian Church was not a record owner of any shares of the Company's securities. Consequently, the Presbyterian Church was required, pursuant to Rule 14a-8(b)(2)(i), to "submit to the company a written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [its] proposal, [it] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also requires stockholder proponents to provide a "written statement that [it] intends to continue to hold the securities through the date of the meeting of shareholders."

Accordingly, the Company sought verification from the Presbyterian Church of its eligibility to submit the Proposal. Specifically, the Company provided the Proponent with a deficiency notice in its November 9, 2016 letter, via overnight mail, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, informing the Presbyterian Church of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies (such letter, the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit I. The Deficiency Notice (i) specifically explained the eligibility requirements of Rule 14a-8(b), (ii) enclosed a copy of Rule 14a-8(b) and Staff Legal Bulletins No. 14F and SLB 14G, (iii) included a statement explaining that sufficient proof of ownership had not been received by the Company, (iv) stated the type of documents that constituted sufficient proof of eligibility, (v) stated what the Presbyterian Church should do to comply with the rule, and (vi) indicated that the Presbyterian Church's response had to be postmarked within fourteen (14) calendar days of receiving the Deficiency Notice. The Company has confirmation from Federal Express that the Proponent received the Deficiency Notice on November 10, 2016. A copy of that confirmation is attached hereto as Exhibit J. As of the date hereof, the Presbyterian Church has not responded to the Deficiency Notice or otherwise attempted to cure the deficiencies under Rule 14a-8(f)(1).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the deficiencies and the proponent fails to correct the deficiencies within the required time. As discussed above, the Company has satisfied its obligations under Rule 14a-8 through the Deficiency Notice, which explicitly stated: (i) the beneficial ownership requirements of Rule 14a-8(b)(1); (ii) the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and (iii) that the Presbyterian Church's response must be postmarked within fourteen (14) calendar days after receiving the Deficiency Notice.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to supply, within 14 days of receipt of the company's proper request, any evidence of eligibility to submit the stockholder proposal as required by Rule 14a-8(b). *See, e.g., Amazon.com Inc.* (Mar. 29, 2011) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency letter sent by the company) and *General Motors Corp.* (Feb. 19, 2008) (same). Moreover, the Staff consistently has allowed a company


AES
we are the energy

to omit a co-proponent of a proposal where such co-proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., UnitedHealth Group, Inc.* (Mar. 15, 2012) (concurring with the exclusion of a co-proponent who failed to supply, within 14 days of receiving the company's deficiency notice, documentary support evidencing that its eligibility to submit the proposal under Rule 14a-8(b) and Rule 14a-8(f)(1)) and *AT&T Inc.* (Dec. 16, 2010) (same). As in *Amazon.com* and *General Motors*, the Presbyterian Church has failed to provide any documentary evidence of ownership of the Company's shares, either with the Proposal as originally submitted or in response to the Company's timely Deficiency Notice. Therefore, the Presbyterian Church failed to establish the requisite eligibility to submit the Proposal as a co-proponent under Rule 14a-8. Accordingly, the Company requests that the Staff concur with the Company's belief that the Presbyterian Church may be omitted as a co-proponent of the Proposal, consistent with the precedent set forth in *UnitedHealth Group* and *AT&T*.

CONCLUSION

Based on the foregoing analyses, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3). If the Staff is unable to so concur, we respectfully request that the Staff concur that the Presbyterian Church may be excluded as a co-proponent of the Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at zafar.hasan@aes.com. If you have any questions with respect to the foregoing, please contact the undersigned at (703) 682-1110.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel
The AES Corporation

Enclosures

cc: Mercy Investment Services, Inc.
Mercy Health
The Presbyterian Church (USA)
Calvert Investment Management, Inc.
Everence Financial
The Connecticut Retirement Plans and Trust Funds

Exhibit A


MERCY
INVESTMENT
SERVICES, INC

October 31, 2016

AES Corporation
Attn: Brian A. Miller, Executive Vice President, General Counsel, and Corporate Secretary
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of AES Corporation.

As shareholders, we are concerned about the risks created by climate change and the actions our company is taking to mitigate these risks. AES continues to be dependent on coal fired power plants which generate high levels of greenhouse gas emissions.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal entitled, "Two Degree Scenario Analysis" for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is serving as the lead filer on this proposal.

We are filing this proposal today, because of the impending deadline for proposals. It is our preference to resolve our concerns through dialogue rather than the formal resolution process. We commend the company for its openness in the past to dialogue with Mercy Investment Services and other investors. We look forward to having more productive conversations with the company. Please direct your responses to me at 703-507-9651 or mminette@mercyinvestments.org.

Best regards,

Mary Minette

Mary Minette
Director of Shareholder Advocacy

2039 North Geyer Road · St. Louis, Missouri 63131-3332 · 314.909.4609 · 314.909.4694 (fax)
www.mercyinvestmentservices.org

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.


BNY MELLON

October 31, 2016

AES Corporation
Brian A. Miller
Executive Vice President
General Counsel and Corporate Secretary
4300 Wilson Boulevard
Arlington, Virginia 22203

Re: Mercy Investment Services Inc.

Dear Mr. Miller,

This letter will certify that as of October 31, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 304 shares of AES Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of AES Corporation, and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com




John M. Starcher, Jr., Esq.
President & CEO
1701 Mercy Health Place
Cincinnati, Ohio 45237

November 3, 2016

AES Corporation
Attn: Brian A. Miller, Executive Vice President, General Counsel, and Corporate Secretary
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller,

Mercy Health has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Health, a long-term investor, is currently the beneficial owner of shares of AES Corporation.

As shareholders, we are concerned about the risks created by climate change and the actions our company is taking to mitigate these risks. AES continues to be dependent on coal fired power plants which generate high levels of greenhouse gas emissions.

Mercy Health is co-filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Health has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mary Minette with Mercy Investment Services will act as the primary filer and is authorized to withdraw the resolution on our behalf.

We look forward to having more productive conversations with the company. Please direct future correspondence to Mary Minette, Director of Shareholder Advocacy by phone: (703) 507-9651, by e-mail: mminette@mercyinvestments.org or by mail: 2039 North Geyer Road, St. Louis, Missouri 63131.

Sincerely,

John M. Starcher, Jr., Esq.
President & CEO

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

PRESBYTERIAN MISSION AGENCY BOARD

PRESBYTERIAN CHURCH (U.S.A.)

OFFICE OF FAITH-BASED INVESTING AND CORPORATE ENGAGEMENT

VIA OVERNIGHT DELIVERY

November 3, 2016

Mr. Brian A. Miller
Executive Vice President, General Counsel and Corporate Secretary
AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

Dear Mr. Miller:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 1.6 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values such as caring for the environment. The Committee on Mission Responsibility Through Investment (MRTI) was created to implement this policy. The General Assembly has worked on climate change since 1990, and has called for reduction of emissions in our church buildings, international agreements and adoption of reduction targets by corporations.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 250 shares of AES Corporation common stock. The enclosed shareholder proposal, along with its supporting statement, has been submitted by Mercy Investment Services for consideration and action at your 2017 Annual Meeting. We are co-filing this resolution, and authorize Ms. Mary Minette to act as our representative regarding the resolution.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held AES Corporation shares for at least one year prior to the date of this filing. Proof of ownership from BNY Mellon Asset Servicing, the master custodian, will be forwarded separately. The Board will maintain the SEC-required ownership position of AES Corporation stock through the date of the Annual Meeting where our shares will be represented.

Sincerely yours,

Robert Fohr
Director of Faith-Based Investing and Corporate Engagement
Presbyterian Church U.S.A.

Enclosure: 2017 AES Corporation Shareholder Resolution

Cc: Ms. Elizabeth "Terry" Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5035 · FAX 502-569-8963
Toll-free: 888-728-7228 ext. 5035 · Toll-free fax: 800-392-5788

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.



Everence Financial
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

October 31, 2016

AES Corporation
Attn: Brian A. Miller, Executive Vice President, General Counsel, and Corporate Secretary
4300 Wilson Boulevard
Arlington, VA 22203

Dear Mr. Miller,

On behalf of the Praxis Value Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on a two degree scenario analysis, for inclusion in AES's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is Mercy Investment Services.

Everence is the stewardship agency of Mennonite Church USA with $2.6 billion of socially invested assets under management. Everence Capital Management is the advisor to Praxis Mutual Funds, and as such, conducts all investment related activities of the fund family, including filing shareholder resolutions and directing proxy voting.

The Praxis Value Index Fund is the beneficial owner of at least $2,000 worth of AES stock. It has held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership will follow shortly in a separate letter.

The primary filer of this resolution is Mary Minette, Director of Shareholder Advocacy for Mercy Investment Services. Mary is authorized to withdraw this resolution on Everence's behalf. If you need to contact me, I can be reached at 574-533-9515 ext. 3291 or chris.meyer@everence.com.

Sincerely,

Chris C. Meyer
Manager, Stewardship Investing Advocacy & Research
Everence Financial and the Praxis Mutual Funds

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

10-31-16

J.P.Morgan

Mr. Chris C. Meyer
Manager, Advocacy and Research
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer:

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **AES Corporation (Cusip: 00130H105)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore verify that the account has held a minimum of $2,000 worth of Company shares for the one-year period preceding and including October 31, 2016.

Praxis Value Index Fund/Account P 02507 **shares 14,014**

This letter also confirms that the aforementioned shares of stock are registered with JP Morgan, Participant Number 902, at the Depository Trust Company.

Sincerely,



November 3, 2016

Brian A. Miller
Executive Vice President, General Counsel and Corporate Secretary
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 2, 2016, Calvert had over $11.9 billion in assets under management.

The Calvert U.S. Large Cap Core Responsible Index Fund, the Calvert U.S. Large Cap Value Responsible Index Fund, and the Calvert VP S&P 500 Index Portfolio ("the Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are co-filing the enclosed resolution requesting that AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

We understand that Mercy Investment Services is submitting an identical proposal. Calvert recognizes Mercy Investment Services as the lead filer and intends to act as a co-sponsor of the resolution. Mercy Investment Services has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mercy Investment Services as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence Markus Walther at (301) 951-4864, or contact him via email at markus.walther@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

Resolution Text

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon-intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at

reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.


STATE OF CONNECTICUT
QUI TRANSTULIT SUSTINET
TREASURER'S OFFICE

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

November 7, 2016

Mr. Brian A. Miller
Executive Vice President, General Counsel, and
Corporate Secretary
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia, 22203

Dear Mr. Miller,

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-filing the resolution submitted by Mercy Investment Service, Inc., a copy which is attached.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of AES Corporation shares for the past year. Furthermore, as of November 3, 2016, the CRPTF held 142,133 shares of AES Corporation stock valued at approximately $1,670,062. The CRPTF will continue to hold the requisite number of shares of AES Corporation through the date of the 2017 annual meeting.

If you have any questions or comments concerning this resolution, please contact Mary Phil Guinan, Assistant Treasurer for Policy, at 860-702-3163 or MP.Guinan@ct.gov.

Sincerely,

Denise L. Nappier
State Treasurer

cc: Mary Minette, Mercy Investment, Director of Shareholder Advocacy


STATE OF CONNECTICUT
TREASURER'S OFFICE

Two Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement enters into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders in the AES Corporation, we would like to understand how AES is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

AES is among the most carbon-intensive utilities in the United States and also has significant investments in carbon-intensive projects around the globe. According to the 2015 10-K, AES and its subsidiaries emitted 67.6 million metric tons of carbon dioxide in 2015; of that total, 27.4 million metric tons were emitted in the United States. As investors, we are concerned that AES is not properly accounting for the risk of its current high investment in carbon- intensive generation and, despite its recent announcement of reduced future investments in coal generation, is still planning future investments in fossil fuel-based generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How AES could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.


BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

November 7, 2016

Mr. Brian A. Miller
Executive Vice President, General Counsel, and
Corporate Secretary
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia, 22203

Re: Connecticut Retirement Plans and Trust Funds CUSIP # 00130H105

Dear Mr. Miller:

BNY Mellon is the record owner of common stock ("Shares") of AES CORP. beneficially owned by The State of Connecticut Acting Through Its Treasurer. The shares held by BNY Mellon are held in the Depository Trust Company, in the participant code 954 and 901. The Client has held shares of AES CORP.(CUSIP # 00130H105) with a market value greater than $2,000.00 continuously for more than a one year period as of November 7, 2016.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Sean Garrison
Proxy Supervisor, BNY Mellon Asset Servicing

Phone: (412) 236-6504
Email: sean.garrison@bnymellon.com


AES
we are the energy

Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 9, 2016

VIA ELECTRONIC MAIL
Mercy Investment Services, Inc.
Attn. Mary Minette, Director of Shareholder Advocacy
2039 North Geyer Rd.
St. Louis, MO 63131-3322
mminette@mercyinvestments.org

Dear Ms. Minette:

I am writing on behalf of The AES Corporation (the "Company"), which received the stockholder proposal that Mercy Health submitted to the Company on November 3, 2016 pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal"). The cover letter provided by Mercy Health indicates that all future correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, each stockholder proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder proposal was submitted. In this regard, we note the following with respect to the letter provided to the Company from State Street (the "State Street Letter"):

- the State Street Letter refers to Mercy Health's beneficial ownership of Company securities "for at least one year" without referring to a date from which to measure the one-year period;
- the State Street Letter provides that Mercy Health held the Company's shares as of November 1, 2016, which date precedes the date that the Proposal was submitted to the Company (November 3, 2016); and
- the State Street Letter does not indicate that the Company's shares have been continuously held by Mercy Health for at least one year as of the date the Proposal was submitted to the Company.


AES
we are the energy

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 3, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your


AES
we are the energy

account statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 3, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures

cc (via FedEx): John M. Starcher, Jr., Esq. – President & CEO, Mercy Health


AUTHENTICATED
U.S. GOVERNMENT
INFORMATION
GPO

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012


AES
we are the energy

Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 9, 2016

VIA ELECTRONIC MAIL
Mercy Investment Services
Attn. Mary Minette, Director of Shareholder Advocacy
2039 North Geyer Rd.
St. Louis, MO 63131-3322
mminette@mercyinvestments.org

Dear Ms. Minette:

I am writing on behalf of The AES Corporation (the "Company"), which received the stockholder proposal that Mercy Investment Services, Inc. (the "Proponent") submitted to the Company on October 31, 2016 pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, provides in order to be eligible to submit a proposal, each stockholder proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder proposal was submitted. In this regard, we note that the letter dated October 31, 2016 from The Bank of New York Mellon does not provide a specific date from which the Proponent has continuously held, for at least one year, at least $2,000 in market value of the voting securities of the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 31, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or


AES
we are the energy

form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your account statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 31, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address


AES
we are the energy

any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures



information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A–7 When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012



Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 9, 2016

VIA ELECTRONIC MAIL
Praxis Value Index Fund of Everence Financial
Attn. Chris C. Meyer, Manager, Stewardship Investing Advocacy & Research
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
chris.meyer@everence.com

Dear Mr. Meyer:

I am writing on behalf of The AES Corporation (the "Company"), which received the stockholder proposal that Everence Financial, acting on behalf of Praxis Value Index Fund (the "Proponent"), submitted to the Company on October 31, 2016 pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, provides in order to be eligible to submit a proposal, each stockholder proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder proposal was submitted. In this regard, we note that the letter provided to the Company from JP Morgan does not provide a specific date from which the Proponent has continuously held, for at least one year, at least $2,000 in market value of the voting securities of the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 31, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or


AES
we are the energy

form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your account statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 31, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address


AES
we are the energy

any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures



information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/ or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm


AES
we are the energy

Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 9, 2016

VIA ELECTRONIC MAIL
Calvert Investment Management, Inc.
Attn. Markus Walther
4550 Montgomery Ave.
Bethesda, MD 20814
markus.walther@calvert.com

Dear Mr. Walther:

I am writing on behalf of The AES Corporation (the "Company"), which received the stockholder proposal that Calvert Investment Management, Inc. (the "Proponent") submitted to the Company on November 3, 2016, pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, each stockholder proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is a record owner of sufficient shares to satisfy this requirement. In addition, to date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 3, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the


AES
we are the energy

date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your account statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 3, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.


AES
we are the energy

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures


AUTHENTICATED
U.S. GOVERNMENT
INFORMATION
GPO

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



STATE STREET.

November 23, 2016

AES Corporation
Attn: Brian A. Miller, Executive Vice President, General Counsel, and Corporate Secretary
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller,

We, State Street Bank, hereby verify that our client, Mercy Health, held an aggregate of 11,537 ("Shares") of AES Corporation common stock Cusip 00130H105 as of November 3, 2016. State Street Bank and Trust is a participant of the Depository Trust Company (DTC). The participant number is 0997.

Please be advised that State Street Nominees Limited, held these shares of AES Corporation in our custody on behalf of our client Mercy Health, the Beneficial Owner of the shares, as of November 3, 2016.

The total value of Mercy Health's AES Corporation positions was $135,559.75 ($11.75 per share) as of November 3, 2016.

Additionally, Mercy Health has continuously held at least $2,000 value and 2,000 shares of AES Corporation, common stock for at least one year for a one year period preceding and including November 3, 2016.

Thank you.

Sincerely,

Allan Adraneda
Assistant Vice President

Soehner, Celia A.

From:	Zafar Hasan <zafar.hasan@aes.com>
Sent:	Tuesday, November 15, 2016 10:29 AM
To:	Soehner, Celia A.; Pandit, Amy I.
Cc:	Megan Campbell
Subject:	FW: shareholder proposal
Attachments:	AES Proof.pdf

From: Chris Meyer [mailto:Chris.Meyer@everence.com]
Sent: Monday, November 14, 2016 4:34 PM
To: Zafar Hasan
Subject: shareholder proposal

Hi Zafar,

As you are aware, I co-filed a shareholder proposal with AES, dated Oct. 31, 2016. I received a letter from you indicating a procedural deficiency in which the proof of ownership I sent did not provide a specific date from which my firm held sufficient shares in AES. I've attached a revised letter from my firm's custodian that specifies the date.

Please let me know if this is sufficient.

Thanks,
Chris

Chris Meyer
Manager, Stewardship Investing Advocacy and Research
Everence Financial
Advisor to Praxis Mutual Funds

1110 N. Main Street
Goshen, IN 46528
T: (574) 533-9515 x 3291
F: (574) 534-4381
www.everence.com
www.praxismutualfunds.com

Memo

To: AES Corporation, Attn: Zafar Hasan, Vice-President and Chief Corporate Counsel

From: Everence Financial

Date: 11/15/16

RE: Shareholder Proposal on Two Degree Scenario Analysis

Included in this mailing is revised version of verification of our ownership of AES stock, in response to Mr. Hasan's letter dated 11/9/16 noting a procedural deficiency in our proof of ownership document.

Thank you,

Chris Meyer
Manager, Stewardship Investing Advocacy and Research

10-31-16

J.P.Morgan

Mr. Chris C. Meyer
Manager, Advocacy and Research
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer:

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **AES Corporation (Cusip: 00130H105)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore verify that the account has held a minimum of $2,000 worth of Company shares for the one-year period preceding and including October 31, 2016.

Praxis Value Index Fund/Account P 02507 **shares 14,014**

This letter also confirms that the aforementioned shares of stock are registered with JP Morgan, Participant Number 902, at the Depository Trust Company.

Sincerely,



November 22, 2016

Brian A. Miller
Executive Vice President, General Counsel and Corporate Secretary
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller:

In follow up to the shareholder proposal submitted by Calvert Investments on November 3, 2016, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert U.S. Large Cap Core Responsible Index Fund, the Calvert U.S. Large Cap Value Responsible Index Fund, and the Calvert VP S&P 500 Index Portfolio ("the Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

Please contact Markus Walther at (301) 951-4864, or via email at markus.walther@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet



www.statestreet.com

November 21, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 18, 2016 the Calvert Fund listed below held the indicated amount of shares of the stock AIR PRODUCTS + CHEMICALS INC. (Cusip 009158106). Also the fund held the amount of shares indicated continuously since 11/13/2015.

Fund	Fund Name	CUSIP Numb	Security Name	Shares/Par Value 11/18/2016	Shares held since 11/13/2015
D872	Calvert U.S. Large Cap Core Responsible Index Fund	009158106	AES CORP	21,546	9,687
D894	Calvert VP S&P 500 Index Portfolio	009158106	AES CORP	5,177	3,619
D8C2	Calvert U.S. Large Cap Value Responsible Index Fund	009158106	AES CORP	3,170	1,050

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Senior Associate
State Street Bank and Trust Company

Limited Access

Exhibit B

Strategy for Environmental Performance

Seeking Opportunities in a Changing Landscape

November 2016


AES
we are the energy

Safe Harbor Disclosure

Certain statements in the following presentation regarding AES' business operations may constitute "forward-looking statements". Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES' current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES' filings with the Securities and Exchange Commission (the "SEC"), including, but not limited to, the risks discussed under Item 1A "Risk Factors" and Item 7: Management's Discussion & Analysis in AES' 2015 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES' filings to learn more about the risk factors associated with AES' business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Executive Summary

- Sustainability is integral to the strategy AES implemented in 2012
  - Environmental performance is a key focus at both the Management and Board Levels
  - AES' current portfolio is diversified by fuel type – 33% natural gas, 23% renewables, 40% coal and 4% oil and other
  - The execution of AES' strategy resulted in a 17% decline in AES' global carbon emissions[1] from 2012 to 2015
  - AES has received numerous awards/recognitions from third party leaders in the global sustainability community – including CERES, Dow Jones Sustainability Index, CDP, and Ethisphere
- Looking forward, AES' growth projects are improving environmental performance in many markets
  - In the United States, our construction projects and completed partnerships are expected to reduce AES' U.S. carbon emissions[1] by 20% to 30% by 2018, compared to 2012 emissions
    - For example, we are investing $1.4 billion at IPL in Indiana to transform the power generation fleet with significant environmental upgrades and conversions of coal and oil plants to natural gas
    - The $2.1 billion Southland repowering project in California increases fuel efficiency by 100%
  - Outside the United States, AES is introducing cheaper, cleaner natural gas to markets that currently rely on petroleum fuels for electricity generation, creating environmental and social benefits for all stakeholders
  - Globally, AES is developing wind, solar and energy storage projects to add zero emissions-energy solutions to the grid
    - Energy storage helps integrate renewable energy into the grid to ensure stability and reliability
    - AES is the world leader in Energy Storage with 432 MW in operations, construction or late-stage development

1. Ownership adjusted to reflect minority interest

Management and Board Seek Opportunities in Changing Environmental Landscape

Sustainability considered at each step in the governance lifecycle



Strategic Business Unit Review Team
New Investments
Corporate Investment Committee & Independent Review Team
Strategy and Investment Committee
Board of Directors



Ongoing Environmental Reporting
Nominating Governance and Corporate Responsibility Committee
Management
Board

AES' Current Portfolio Is Diversified by Fuel Type – 23% of Our Installed Capacity Is Renewables and 33% Is Fueled by Natural Gas

Total Gross MW in Operation: 36,242



Fuel Type
Oil, Diesel & Pet Coke
4%
Renewables[1]
23%
33%
Gas
40%
Coal
Strategic Business Unit (SBU)
Asia
6%
Europe
19%
33%
US
9%
MCAC
9%
Brazil
24%
Andes

1. Renewables includes: hydro, wind, solar, energy storage, biomass and landfill gas.

Execution of AES' strategy, Implemented in 2012, Led to a 17% Decline in Global Proportional Carbon Emissions[1]


Global Proportional Carbon Emissions[1]
(Millions of Metric Tonnes of CO2)
82
68
-17%
2012
2015

1. Ownership adjusted to reflect minority interest

Contains Forward-Looking Statements

For These Efforts, the Company Has Received Numerous Awards/Recognitions from Third Party Leaders in Global Sustainability Movement


Ceres
Mobilizing Business Leadership for a Sustainable World



AES' disclosures were used as a benchmark in Ceres' review of the quality of SEC climate change disclosures over the prior five years

*CERES, issued a report titled "Cool Response: The SEC and Corporate Climate Change Reporting" ranked one of AES' Annual Reports as containing **"the best disclosure over the study period"***


MEMBER OF
Dow Jones
Sustainability Indices
In Collaboration with RobecoSAM



2016 is the third consecutive year AES has been included in the Dow Jones Sustainability Index for North America

One of only four electric utilities named to the DJSI for North America


CDP
DRIVING SUSTAINABLE ECONOMIES



Performance score of B – higher than CDP, Industry, Sector and S&P 500 average score


ETHISPHERE



2016 was the third year in a row AES was included on Ethisphere's "World's Most Ethical Companies" List

In the United States, Construction Projects and Completed Partnerships are Expected to Reduce AES' Carbon Emissions[1] by 20% to 30% from 2012 to 2018



United States Proportional Carbon Emissions[1]
(Millions of Metric Tonnes of CO2)
38
-20% to -30%
2012
2018

1. Ownership adjusted to reflect minority interest. Projections based on operational and market assumptions as of December 31, 2015.

Contains Forward-Looking Statements

Indianapolis Power & Light (IPL) – $1.4 billion Investment Program to Transform IPL's Generation Fleet

IPL Generation Resources (MW): 2007


Oil 7%
Gas 14%
79%
Coal

IPL Generation Resources (MW): Projected 2017


10% Wind & Solar contracts
Oil 1%
Gas 45%
44%
Coal

Key Highlights

- When the investment program is completed, 45% of IPL's portfolio will utilize cheaper, cleaner natural gas
  - Construction of 670 MW of new efficient gas capacity
  - Conversion of 630 MW from coal to gas
  - Retirement of 260 MW of coal
- Investment program includes upgrades to environmental controls on IPL's coal units
- The investment program expected to reduce SO2, NOx mercury and particulate matter emissions by over 50% from 2013 to 2017
- In addition, IPL executed contracts for 300 MW of Wind and 96 MW Solar energy. IPL sells RECs associated with the wind and solar contracts for the benefit of customers

$2.1 billion Southland Repowering in California using Natural Gas and Energy Storage

1,384 MW Under 20-Year Power Purchase Agreements



Expect to break ground in Summer 2017, with operations commencing in 2020 and 2021

- **1,284 MW** of combined cycle natural gas
- **100 MW** of battery-based energy storage capacity
- **50%** less fuel per unit of energy produced, compared to current operations
- **~65%** reduction in use of fresh water
- **100%** reduction in use of ocean water
- **~$2.1 Billion** expected total project cost
- **Up to $500 Million** of equity from AES and potential partner

International Construction Projects: Improving Carbon Efficiency

Outside of the U.S., AES is investing $3.3 billion in natural gas, LNG and renewables



Caribbean Sea

AES introduced Liquefied Natural Gas (LNG) to the Dominican Republic in 2003 to allow for the conversion of oil-fired generation to natural gas

- **$500+ Million** a year saved by consumers in the Dominican Republic utilizing AES' LNG supply and infrastructure
- **~4 Million Tons** of CO_2 emissions avoided

Participating in Growing Demand for LNG

- AES is working to replicate the success of its Dominican Republic LNG business elsewhere in Central America and the Caribbean
- AES is investing $1 billion in a natural gas power plant and an LNG storage and regasification facility in Panama

Contains Forward-Looking Statements

AES Is the World Leader in Battery-Based Energy Storage

432 MW in Operation, Construction or Late Stage Development


20 MW
USA | Tait, OH
20 MW
USA | IPL, IN
20 MW
USA | TX
100 MW
USA | Alamitos, CA
37.5 MW
USA | San Diego, CA
12 MW
CHILE | Los Andes
20 MW
CHILE | Angamos
20 MW
CHILE | Cochrane
32 MW
USA | Laurel Mountain, WV
2 MW
USA | ADA, PA
10 MW
USA | Warrior Run, MD
28 MW
DOMINICAN REPUBLIC | S.D.
10 MW
NORTHERN IRELAND | Kilroot
90 MW
NORTHERN IRELAND | Project #2
10 MW
THE NETHERLANDS | Zeeland
10 MW
INDIA | Delhi
10 MW
PHILIPPINES | Masinloc
OPERATIONS | 156 MW
CONSTRUCTION | 67.5 MW
LATE STAGE DEVELOPMENT | 208 MW
ADVANCION 4 ARRAY

Energy storage improves grid stability as more renewable energy is added to the electric grid



Exhibit C

Module: Introduction

Page: Introduction

CC0.1

Introduction
Please give a general description and introduction to your organization.

The AES Corporation (NYSE: AES) is a Fortune 200 global power generation and distribution company headquartered in Arlington, VA with a global workforce of approximately 21,000 people. AES owns and operates a diverse and growing portfolio of electricity generation and distribution businesses on four continents in 17 countries, with total capacity 35.8 gigawatts (GW) and distribution networks serving over 10.1 million customers as of December 31st, 2015. AES' 2015 revenues were $15 billion.

Our power plants encompass a broad range of technologies and fuel types, including coal, diesel, solar, hydro-power, gas, oil, wind and biomass. Our utilities power several diverse markets, from São Paulo, Brazil to Indianapolis, Indiana.

In addition, as of December 31, 2015, we have 5,620 MW under construction and expected to come on-line through 2019.

Our mission is to improve lives by providing safe, reliable and sustainable energy solutions in every market AES serves. We were incorporated in Delaware in 1981.

CC0.2

Reporting Year
Please state the start and end date of the year for which you are reporting data.
The current reporting year is the latest/most recent 12-month period for which data is reported. Enter the dates of this year first.
We request data for more than one reporting period for some emission accounting questions. Please provide data for the three years prior to the current reporting year if you have not provided this information before, or if this is the first time you have answered a CDP information request. (This does not apply if you have been

offered and selected the option of answering the shorter questionnaire). If you are going to provide additional years of data, please give the dates of those reporting periods here. Work backwards from the most recent reporting year.
Please enter dates in following format: day(DD)/month(MM)/year(YYYY) (i.e. 31/01/2001).

Enter Periods that will be disclosed

Thu 01 Jan 2015 - Thu 31 Dec 2015

CC0.3

Country list configuration

Please select the countries for which you will be supplying data. If you are responding to the Electric Utilities module, this selection will be carried forward to assist you in completing your response.

Select country

Argentina
Brazil
Bulgaria
Chile
Colombia
Dominican Republic
El Salvador
India
Jordan
Kazakhstan
Mexico
Netherlands
Panama
Philippines

Select country

Puerto Rico
Sri Lanka
United Kingdom
United States of America
Vietnam

CC0.4

Currency selection

Please select the currency in which you would like to submit your response. All financial information contained in the response should be in this currency.

USD($)

CC0.6

Modules

As part of the request for information on behalf of investors, electric utilities, companies with electric utility activities or assets, companies in the automobile or auto component manufacture sub-industries, companies in the oil and gas sub-industries, companies in the information technology and telecommunications sectors and companies in the food, beverage and tobacco industry group should complete supplementary questions in addition to the main questionnaire.
If you are in these sector groupings (according to the Global Industry Classification Standard (GICS)), the corresponding sector modules will not appear below but will automatically appear in the navigation bar when you save this page. If you want to query your classification, please email respond@cdp.net.
If you have not been presented with a sector module that you consider would be appropriate for your company to answer, please select the module below. If you wish to view the questions first, please see https://www.cdp.net/en-US/Programmes/Pages/More-questionnaires.aspx.

Further Information

For additional information about The AES Corporation, please refer to the 2015 Annual Report attached

Attachments

https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/ClimateChange2016/CC0.Introduction/2015-AR-10-K-FINAL.pdf

Module: Management

Page: CC1. Governance

CC1.1

Where is the highest level of direct responsibility for climate change within your organization?

Board or individual/sub-set of the Board or other committee appointed by the Board

CC1.1a

Please identify the position of the individual or name of the committee with this responsibility

The Nominating, Governance and Corporate Responsibility Committee (the "Committee") of the Board of Directors (the "Board") of The AES Corporation (the "Company") monitors environmental compliance of the Company and its subsidiaries and review and approve the scope of the Company's internal environmental compliance audit programs. The Risk Management Team analyses climate change risks as part of their regular updates to senior management, executive leadership and the Board of Directors. Ultimately Strategic Business Unit SBU leaders have direct responsibility for complying with environmental regulation and managing their operations to mitigate the impacts of climate change on their businesses.

CC1.2

Do you provide incentives for the management of climate change issues, including the attainment of targets?

Yes

CC1.2a

Please provide further details on the incentives provided for the management of climate change issues

Who is entitled to benefit from these incentives?	The type of incentives	Incentivized performance indicator	Comment
Business unit managers	Monetary reward	Efficiency target Other: Meet all environmental compliance issues	Meet all environmental compliance issues appropriate to their business operations; Several of our businesses also manage Clean Development Mechanism projects and are responsible for their success in achieving stated emission reductions; our leaders of businesses subject to the EU-ETS must meet regulatory carbon emission criteria.
All employees	Recognition (non-monetary)	Other: Commitment to environmental leadership	The Roger W. Sant Award for Environmental Excellence, which honors Roger Sant's 25 years of contribution to AES, to our industry and to the global environmental community, is awarded to an individual for their personal commitment to environmental leadership.
Corporate executive team	Monetary reward	Efficiency target	The company Performance Incentive Plan Payouts includes Operational Key Performance Indicators. One of those KPI is related to the efficiency of the power plants. (please refer to AES Corporation 2016 Proxy statement pages 27-29).

Further Information

Attachments

https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/ClimateChange2016/CC1.Governance/2016-Proxy-Statement-FINAL-Print-and-Web.pdf

Page: CC2. Strategy

CC2.1

Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities

Integrated into multi-disciplinary company wide risk management processes

CC2.1a

Please provide further details on your risk management procedures with regard to climate change risks and opportunities

Frequency of monitoring	To whom are results reported?	Geographical areas considered	How far into the future are risks considered?	Comment
Six-monthly or more frequently	Board or individual/sub-set of the Board or committee appointed by the Board	AES is organized into six (6) regional Strategic Business Units ("SBU") as follows: U.S., Andes, Brazil, Mexico Central America & the Caribbean, Europe, and Asia. The SBUs cover all 17 countries where AES has a presence	> 6 years	Climate change assessment and discussion happens at several levels within the company. Business level impacts are discussed at the SBU level while consolidated impacts are reported up through senior management and the Board of Directors (BOD). The discussion can include near term quantification and longer term action plans to manage the climate related risks. Examples of this include modifying commercial strategies, long term investments criteria based on carbon intensity and contracting levels. Businesses contract their output via power sales agreements for periods of up to 10 years.

CC2.1b

Please describe how your risk and opportunity identification processes are applied at both company and asset level

Corporate/company level - The risk identification process is integrated within the company through its Enterprise Risk Management (ERM) program. At the corporate level the ERM team administers the Risk Diagnostic Survey (RDS) process where each AES business assesses risks related to climate change, environmental regulations, severe weather, hydrology, etc. identified in the risk registry which is consolidated and presented as an aggregate risk portfolio to the AES' Corporate Risk Oversight Committee (ROC) and ELT on a quarterly basis. Also, AES conducts an annual Corporate Xtrategy process where it assesses its long-term risks and opportunities. Based on this information, the ELT develops and/or validates its multi-year strategic plans.

AES' risk management process also includes a Hydrology Risk Committee (HRC). The HRC serves as the company's center of excellence for hydrology and is responsible for identifying, monitoring, and establishing best practices around hydrology risk on both a portfolio and individual business basis. The HRC meets regularly and reports to the ROC at least quarterly and more frequently to the ELT as hydrological conditions warrant.

Business/asset level - The risk identification process is assessed at each business through the RDS which includes risks related to climate change, environmental regulations, severe weather, hydrology, etc. The RDS is reviewed monthly and reported to the SBU Risk Management Committee and the AES ROC and ELT on a quarterly basis. Also, the larger AES businesses conduct an annual Xtrategy process where it assesses its long term risks and opportunities. Based on this information each business develops and/or validates its multi-year strategic plans. For example, in the US SBU a centralized environmental group has been established to assess and manage the growing likelihood of increased environmental regulations on AES' US thermal power plants.

CC2.1c

How do you prioritize the risks and opportunities identified?

As a part of the Risk Diagnostic Survey process, AES businesses assess risks for financial and reputational impact (i.e. low, moderate, and high), likelihood of occurrence (i.e. 0-33%, 34 - 66%, and 67 – 100%), velocity of impact once risk materializes (within 1 year or longer, within 6 months, and within 1 quarter) and, direction of risk over the past 12 months (improving, stable, and deteriorating). Those risks which are further classified as closely monitored risks and emerging risks (the "Critical Risks") are supplemented with action plans and early warning signs, respectively. Alternatively, through the corporate and business level Xtrategy process long-term opportunities (including the issues of climate change) are identified and prioritized.

Critical risks and opportunities are reported to the Corporate Risk Oversight Committee and ELT quarterly. This feedback is used to define it capital allocation and management focus.

CC2.1d

Please explain why you do not have a process in place for assessing and managing risks and opportunities from climate change, and whether you plan to introduce such a process in future

Main reason for not having a process	Do you plan to introduce a process?	Comment

CC2.2

Is climate change integrated into your business strategy?

Yes

CC2.2a

Please describe the process of how climate change is integrated into your business strategy and any outcomes of this process

i) AES's business strategy is influenced by the continuing risks and opportunities stemming from the overall concern regarding climate change, new environmental laws and changing environmental regulations. In Brazil in specific, distribution companies have five-year targets for 2015-2019 for the reduction of losses and for reduction in their own consumption of electricity, this allows the companies to manage aspects of their business that directly contributes to our indirect emissions. In addition, AES Tiete which owns several electric generation projects, also set five-year targets for 2015-2019 period for the reduction in its own consumption of electricity in energy units.

While our focus is to enhance shareholder value and meet customer needs by operating a stable portfolio of energy businesses with long -term, stable cash flows, our short and long-term strategies are based on our view that current state and federal policies that support cleaner forms of energy will also continue in the long- -term. AES is focused on meeting the energy needs of our customers by offering a variety of fuel sources including natural gas, hydro, solar, energy storage along with other fuels with a low -carbon preference. Strategic planning activities at the parent and business levels occur on an annual basis and consider the risks and opportunities related to climate change. The company's activities are communicated through a variety of sources including our annual report, quarterly earnings call, investor presentations and at the company's annual shareholders meeting.

ii) and iii) The changing climate and the impact of this change on hydrological conditions around the globe coupled with changing market regulations and the need to develop a less carbon intensive business have significantly influenced the corporate strategy of AES over the last few years. AES is focusing on natural gas and zero emission renewable energy like solar, wind and energy storage in its business strategy. This strategy helps mitigate risks while leveraging opportunities created by climate change.

iv) The most important components of the short -term strategy (over the next five years) that have been influenced by climate change have been the impact of hydrological changes on our businesses, changing environmental regulations in the various markets that we operate in and emerging technologies that provide low carbon solutions to our customers. Included in the near -term strategy is the construction of the 531MW run -of -the–river hydro facility located in Chile and 50 MWs of energy storage. In addition, AES will develop 1,284 MWs on natural gas in California and 350 MW in Panama, and 228 MWs of energy storage in advanced stage development in various markets. In addition, AES continues to provide zero-carbon emissions energy solutions through the use of solar and wind energy generation while developing energy efficient solutions for our customers.

v) The influence of climate change on AES's long-term business strategy (beyond five years) can be easily identified as AES is focused on building a sustainable energy company through a lower carbon model. The long -term principles of the strategy are: 1) the use of cleaner fuels including natural gas, hydro, solar, wind and other renewables wherever they are economically feasible and sustainable; 2) the continued deployment of energy storage solutions; 3) development of desalination plants to reduce the impact on limited water resources; and 4) developing or expanding the availability of LNG in some of our markets.

vi) AES's competitive advantage is its diversified energy matrix and its ability to deploy diverse fuel types, to meet the characteristics of the markets we serve. Also, AES has a long history of exploring investments in low carbon technologies, such as energy storage, wind and solar. In 2007, AES found a way to improve the speed and efficiency of power grids and make the energy generated from renewable sources more reliable through energy storage. Today, AES is the world's largest owner and operator of grid-scale advanced battery based energy storage resources. Energy storage is a proven, cost competitive innovation that sets a competitive advantage for the company. AES is meeting the utility industry's growing challenge of a cleaner, more resilient grid with innovative, grid-scale battery solutions providing unmatched system flexibility with no direct emissions or water use.

The most substantial business decisions made during the reporting year driven by climate changes concerns and related laws and regulations reflect our continued focus on developing low carbon solutions for our customers. Some of the key business developments in 2015 are as follows; (i) won a competitive bid process in Panama to build a 350 MW combined cycle natural gas-fired plant and 170,000 m3 LNG storage tank and regasification facility to supply gas to the plant as well as to potentially serve growing demand for natural gas in Central America, (ii) conversion of a simple -cycle gas plant into a combined cycle gas plant in the Dominican Republic that will increase the plant's capacity by 50% while using the same amount of fuel; iii) the acquisition of Main Street Power, a developer, owner and operator of distributed solar PV systems. At the end of 2015, AES had 551 MW of hydro generation, 21 MW of solar and 60 MW of energy storage in construction.

CC2.2b

Please explain why climate change is not integrated into your business strategy

CC2.2c

Does your company use an internal price of carbon?

No, but we anticipate doing so in the next 2 years

CC2.2d

Please provide details and examples of how your company uses an internal price of carbon

CC2.3

Do you engage in activities that could either directly or indirectly influence public policy on climate change through any of the following? (tick all that apply)

Direct engagement with policy makers
Trade associations

CC2.3a

On what issues have you been engaging directly with policy makers?

Focus of legislation	Corporate Position	Details of engagement	Proposed legislative solution
Other: Regulation of GHG emission from existing power plants under the Clean Air Act (CAA)	Support with major exceptions	In conjunction with the National Climate Coalition (NCC), AES met with the Associate Assistant Administrator & Senior Counsel for the EPA's Office of Air and Radiation and his staff to discuss their thoughts on what a federal implementation plan (FIP) would look like under the agency's proposed greenhouse gas rules for existing power plants. The Associate Assistant Administrator and his staff were extraordinarily appreciative of the NCC for a FIP and asked us to thank our bosses for being such a progressive group of companies to collectively put forth such a constructive proposal.	Market based mechanisms as a first priority. Secondarily, the proposed rule should include a reliability safety valve, provisions for cost containment, and trading options.
Other: Regulation of GHG emission from existing power plants under the Clean Air Act (CAA)	Support with major exceptions	As part of the United States Climate Action Partnership Association meeting, AES spoke with: • Staff from Senator James Inhofe's (R-OK) staff who summarized recent hearings on the Clean Power Plan, reliability of the electric grid, and collaboration with FERC. Staff is also supporting a proposal from Rep. Fred Upton's (R-MI) office to place a judicial hold on the Clean Power Plan until all legal challenges have run their course, and provide states a safe harbor to opt out of the proposed rules due to detrimental reliability or cost implications. • Staff from Rep. Fred Upton's (R-MI) proposed bill as described above. • Staff from the House Subcommittee on Environment, Committee on Science, Space and Technology who discussed how international climate negotiations are driving all the Administration's action on climate issues and also indicated that the negotiations for the Green Climate Fund are ongoing.	Market based mechanisms as a first priority. Secondarily, the proposed rule should include a reliability safety valve, provisions for cost containment, and trading options.
Other: Regulation of GHG emission from existing power plants under the Clean Air Act (CAA)	Support with major exceptions	As part of the United States Climate Action Partnership Association meeting AES spoke with: • The Associate Assistant Administrator & Senior Counsel for the EPA's Office of Air and Radiation about the Clean Power Plan. AES asked questions about the possibility of energy storage being eligible for emission reduction credits under the CPP (EPA won't support this, but states may consider it). • The Senior Energy Policy Advisor for Senator Shelley Moore Capito (R-WV) and the Senior Policy Advisor for Senator Mitch McConnell (R-KY) about the upcoming climate negotiations in	Market based mechanisms as a first priority. Secondarily, the proposed rule should include a reliability safety valve, provisions for cost containment, and trading options.

Focus of legislation	Corporate Position	Details of engagement	Proposed legislative solution
Other: Regulation of GHG emission from existing power plants under the Clean Air Act (CAA)	Support with major exceptions	Paris and how they were gearing up to introduce and pass a Congressional Review Act against the Clean Power Plan. In conjunction with the National Climate Coalition (NCC), AES met with the Associate Assistant Administrator & Senior Counsel for the EPA's Office of Air and Radiation and his staff to discuss potential market and specific facility scenarios under the Clean Power Plan and the proposed Federal Plan for regulation of greenhouse gas emissions from existing power plants. The discussion was primarily focused on mass versus rate based programs and how different scenarios would play out. EPA also remains supportive of energy storage and thinks additional focus would be helpful at the state level.	Market based mechanisms as a first priority. Secondarily, the proposed rule should include a reliability safety valve, provisions for cost containment, and trading options.
Clean energy generation	Support with minor exceptions	At a meeting with Senator Lisa Murkowski (R-AK), discussed recently proposed extensions of tax provisions related to wind and solar generation that were included in the end of 2015 omnibus budget bill and tax extenders package.	Support extension of tax provisions until time certain that these technologies are competitive with traditional sources of generation.
Other: Encourage implementation of grid scale battery energy storage systems.	Support	In conjunction with the Energy Storage Association, assisted in launching the Congressional Battery Energy Storage Caucus. AES Energy Storage Business Leaders as well as Rep. Mark Takano (D-CA) and Chris Collins (R-NY) spoke at the launch event on Capitol Hill. The caucus will help to build broader awareness about the industry and increase understanding among legislators about the importance of energy storage.	Support incentives to encourage the adoption of grid scale battery energy storage systems to help the electricity grid operate more efficiently and support the addition of more renewable generation. Additional reforms to rate and tariff structures are encouraged to properly value and pay for the full spectrum of services that battery energy storage provides.

CC2.3b

Are you on the Board of any trade associations or provide funding beyond membership?

Yes

CC2.3c

Please enter the details of those trade associations that are likely to take a position on climate change legislation

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to, influence the position?
Edison Electric Institute	Mixed	Global climate change presents one of the biggest energy and environmental policy challenges the US has ever faced. EEI member companies are committed to addressing the challenge of climate change and have undertaken a wide range of initiatives over the last 30 years to reduce, avoid or sequester GHG emissions. Policies to address climate change should seek to minimize impacts on consumers and avoid harm to U.S. industry and the economy.	In 2015, AES's CEO was a board member of EEI. The CEO provides input and direction to EEI's Environmental Subcommittee, which interacts with EPA staff and provides comments on proposed regulations.
National Climate Coalition	Mixed	The National Climate Coalition (NCC) recognizes the need for Congressional action to address the nation's long-term climate and energy goals. Stabilizing greenhouse gas concentrations in the atmosphere ultimately will require the transformation of our energy and transportation systems. Such an ambitious program must harmonize multiple national priorities, including economic growth, energy independence, national security, energy reliability and affordability. Achieving these goals will require continuous private sector innovation, investment and large-scale deployment of clean energy technologies, with the engagement and support of multiple federal and state departments and agencies, according to their respective expertise and jurisdiction. Ultimately, to be successful, such a comprehensive effort can only be built on the foundation of effective Congressional action. Such an ambitious, coordinated approach is, however, unlikely to occur in the near term. Instead, in light of EPA's legal responsibility to regulate greenhouse gas (GHG) emissions under the Clean Air Act, due to the US Supreme Court decision in Mass v EPA and subsequent EPA actions (e.g., the endangerment finding), the nation faces the challenging task of enacting such regulations in ways that are most consistent with the overall national priorities identified above. The National Climate Coalition was formed by private sector businesses to carefully consider the most appropriate form of EPA action, consistent with both the Act and these important national goals. The NCC believes that section 111 of the Act is the most appropriate tool for EPA to	We are participating members active in discussions on the issues and also have direct communications with regulatory agencies, executive branch officials, and members of Congress. In 2015, we provided direct input to EPA and the White House on proposed regulations for greenhouse gas emissions for new power plants.

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to, influence the position?
		implement a reasonable transitional GHG reduction program, pending more comprehensive Congressional action. In particular, paragraph (d) of section 111 provides a framework that, if properly designed and implemented through a federal-state partnership, could stimulate substantial GHG reductions and facilitate the private sector's development of clean energy technologies.	
Business Roundtable	Mixed	Business Roundtable believes that steps that may address the risks of global warming are prudent and supports collective actions that will lead to the reduction of greenhouse gas emissions on a global basis.	We are participating members active in discussions on the issues and also have direct communications with congressional members.
Energy Storage Association	Consistent	ESA is an international trade association established to promote the adoption of competitive and reliable energy storage systems for electric service. The association seeks to remove impediments and reward innovation in open markets for ancillary services, non-organized markets, and other applications for advanced energy storage technologies.	Praveen Kathpal, VP Markets, AES Energy Storage, serves on the ESA Board of Directors and serves on the Executive Committee as Vice Chair of ESA.

CC2.3d

Do you publicly disclose a list of all the research organizations that you fund?

CC2.3e

Please provide details of the other engagement activities that you undertake

CC2.3f

What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?

AES has an assigned person within the company to ensure our corporate strategy is well coordinated with executive leadership and consistently and effectively communicated to internal and external stakeholders. The person assigned to this position is responsible for direct communications and interactions with policy makers and is the company contact for key industry organizations with a focus on climate policy such as Edison Electric Institute and The Business Roundtable, among others. All AES company-level policy setting with regards to greenhouse related issues includes this assigned person from our corporate offices in Arlington, VA. AES subsidiary businesses are expected to ensure local policy related activities are carried out in a coordinated fashion with the corporate office.

CC2.3g

Please explain why you do not engage with policy makers

Further Information

Page: CC3. Targets and Initiatives

CC3.1

Did you have an emissions reduction or renewable energy consumption or production target that was active (ongoing or reached completion) in the reporting year?

Absolute target

CC3.1a

Please provide details of your absolute target

ID	Scope	% of emissions in scope	% reduction from base year	Base year	Base year emissions covered by target (metric tonnes CO2e)	Target year	Is this a science-based target?	Comment
Abs1	Scope 2 (location-based)	0.6%	7%	2014	3721	2019	No, and we do not anticipate setting one in the next 2 years	This target refers to the three operations in Brazil SBU - Tiete, Eletropaulo and Sul. Because Brazil's grid emission factors vary every month, AES Brazil has elected to set their Scope 2 emission reduction targets in terms of energy units (MWh) as opposed to actual reductions in metric tonnes CO2e. The target disclosed here reflects Brazil's efforts to reduce own energy consumption only. The CO2e emissions of baseline year were calculated using the IEA average grid emission factor for Brazil and actual non-AES energy consumption for own use at four AES Brazil businesses (T&D losses were not included in the target displayed). A further discussion on AES Brazil's progress towards these targets can be found in their 2015 Sustainability Report.

CC3.1b

Please provide details of your intensity target

ID	Scope	% of emissions in scope	% reduction from base year	Metric	Base year	Normalized base year emissions covered by target	Target year	Is this a science-based target?	Comment

CC3.1c

Please also indicate what change in absolute emissions this intensity target reflects

ID	Direction of change anticipated in absolute Scope 1+2 emissions at target completion?	% change anticipated in absolute Scope 1+2 emissions	Direction of change anticipated in absolute Scope 3 emissions at target completion?	% change anticipated in absolute Scope 3 emissions	Comment

CC3.1d

Please provide details of your renewable energy consumption and/or production target

ID	Energy types covered by target	Base year	Base year energy for energy type covered (MWh)	% renewable energy in base year	Target year	% renewable energy in target year	Comment

CC3.1e

For all of your targets, please provide details on the progress made in the reporting year

ID	% complete (time)	% complete (emissions or renewable energy)	Comment
Abs1	20%	48%	This target is a five year commitment to reduce own energy consumption at our Brazil SBU. Therefore, % complete (time) is 20%. The % complete (emissions) is an average of reduction percent achieved in 2015 for the three

ID	% complete (time)	% complete (emissions or renewable energy)	Comment
			businesses as follows: Eletropaulo - 16%, Sul - 47%, Tiete - 81.5%. Uruguaiana doesn't run constantly, therefore it is not feasible to include it in this target.

CC3.1f

Please explain (i) why you do not have a target; and (ii) forecast how your emissions will change over the next five years

CC3.2

Do you classify any of your existing goods and/or services as low carbon products or do they enable a third party to avoid GHG emissions?

Yes

CC3.2a

Please provide details of your products and/or services that you classify as low carbon products or that enable a third party to avoid GHG emissions

Level of aggregation	Description of product/Group of products	Are you reporting low carbon product/s or avoided emissions?	Taxonomy, project or methodology used to classify product/s as low carbon or to calculate avoided emissions	% revenue from low carbon product/s in the reporting year	% R&D in low carbon product/s in the reporting year	Comment
Company-wide	During the reporting year of 2015, AES generated on an equity ownership basis a total of 98,958 gigawatt-hours (GWh) of electricity and equivalent steam of which 87,158 GWh were from non-biomass combustion sources and 11,753 GWh were from renewable sources such as hydro and wind. This renewable portfolio allowed our customers to avoid approximately 9.26 million metric tonnes of Scope 1 CO_2 emissions. In addition to allowing its electricity customers to avoid additional Scope 1 CO_2 emissions by way of its significant renewable generation capacity and actual generation, the fact that AES' businesses provides electricity to these customers by way of utility grids allows these customers to avail themselves of more efficient electric generation systems rather than having to generate electricity or other energy (such as steam for heating purposes) by more carbon intensive processes such as use of petroleum based fuels.	Avoided emissions	Other: We estimated avoided emissions based on AES' 11.7 GWh of renewable electric generation factored by its global thermal power generation average CO_2 emission factor of 787.5 metric tonnes of CO_2 per GWh (i.e., 68,634,068 metric tonnes CO_2 divided by 87,158 GWh.			
Group of products	With a total of 2.5 million MWh of service delivered, AES has the most comprehensive and accomplished fleet of battery-based energy storage in the world. We work with our customers to develop power solutions that are dependable, cost-competitive, and smart to meet their needs and complement existing assets. AES owns and operates a fleet of four energy storage arrays (64 MW) in the PJM market in the United States. The AES US energy storage fleet is estimated to reduce emissions by 62,000 tons of CO_2 annually.	Avoided emissions	Other: The avoided emissions of the AES US energy storage fleet are calculated from the reduced use of fossil fuel-burning generation plants to provide frequency regulation in PJM.			

CC3.3

Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and/or implementation phases)

Yes

CC3.3a

Please identify the total number of projects at each stage of development, and for those in the implementation stages, the estimated CO_2e savings

Stage of development	Number of projects	Total estimated annual CO_2e savings in metric tonnes CO_2e (only for rows marked *)
Under investigation	3	
To be implemented*	13	1477
Implementation commenced*	17	4681
Implemented*	11	13292
Not to be implemented		

CC3.3b

For those initiatives implemented in the reporting year, please provide details in the table below

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes CO2e)	Scope	Voluntary/ Mandatory	Annual monetary savings (unit currency - as specified in CC0.4)	Investment required (unit currency - as specified in CC0.4)	Payback period	Estimated lifetime of the initiative	Comment
Process emissions reductions	Operating process improvements resulting in CO2e emission reductions	4078	Scope 1	Voluntary	203386	96659	<1 year	21-30 years	Projects included in this category are related to process equipment efficiency improvements.
Energy efficiency: Building services	Fluorescent Lighting replacement	4	Scope 1	Voluntary	1750	1500	<1 year	3-5 years	These are fluorescent lighting replacement projects.

CC3.3c

What methods do you use to drive investment in emissions reduction activities?

Method	Comment
Partnering with governments on technology development	As one of AES's largest distribution companies, Indianapolis Power & Light Company (IPL) is integrating advanced technologies through its Smart Energy Project to improve customer satisfaction and operational efficiencies. The $52 million project, partially funded through a $20 million Department of Energy (DOE) Smart Grid Investment Grant, includes advanced meters, two-way communications equipment, enhanced energy management software tools, electric vehicle charging equipment and automated distribution field devices. Customers are benefiting from improved service delivery, increased reliability and cost savings, while energy management program participants are reducing energy consumption. IPL estimates avoiding over 90,000 field trips through remote equipment operations in 2015 alone which have reduced transportation related emissions as well. Although many utilities worldwide are implementing smart grid enabled technologies, IPL's integrated approach is unique.
Dedicated budget for energy efficiency	AES has a dedicated budget for capital investments that will support operational improvements in its facilities such as improving its assets' heat rate and fuel efficiency or reducing technical and non-technical distribution losses which ultimately has an impact on

Method	Comment
	emissions.
Dedicated budget for low carbon product R&D	AES Energy Storage has developed and deployed grid-scale energy storage fleet in different regions in the US, Chile, Northern Ireland and Netherlands. We work with our customers to develop power solutions that are dependable, cost-competitive, and smart to meet their needs and complement existing assets. AES energy storage arrays recycle excess energy from the system with very high efficiency, they can provide the challenging Performance-based Regulation service with a very low associated emissions and with no direct emissions or ongoing water usage. AES developed and engineered the Advancion energy storage system architecture to leverage existing large-scale battery and power conversion manufacturing capacity and enable its application to the electricity sector without requiring custom project integration. Working with several leading battery and power conversion vendors, AES created a standard approach that allows Advancion to incorporate multiple different battery types, vendors, and capacities as well as various power and forms of power conversion lowering the total cost of installation and providing better life management.

CC3.3d

If you do not have any emissions reduction initiatives, please explain why not

Further Information

Page: CC4. Communication

CC4.1

Have you published information about your organization's response to climate change and GHG emissions performance for this reporting year in places other than in your CDP response? If so, please attach the publication(s)

Publication	Status	Page/Section reference	Attach the document	Comment
In voluntary communications	Underway -	28-34	https://www.cdp.net/sites/2016/04/304/Climate Change	

Publication	Status	Page/Section reference	Attach the document	Comment
	previous year attached		2016/Shared Documents/Attachments/CC4.1/2014 Sustainability Report_final.pdf	
In mainstream reports (including an integrated report) but have not used the CDSB Framework	Complete	68-69, 47-52	https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/CC4.1/2015-AR-10-K-FINAL.pdf	Please note that pages are the actual number in the document and not the one of the pdf.

Further Information

Module: Risks and Opportunities

Page: CC5. Climate Change Risks

CC5.1

Have you identified any inherent climate change risks that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Risks driven by changes in regulation
Risks driven by changes in physical climate parameters
Risks driven by changes in other climate-related developments

CC5.1a

Please describe your inherent risks that are driven by changes in regulation

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
International agreements	Several AES subsidiaries have financing agreements with various lending institutions that require compliance with the Equator Principles. The Equator Principles is a risk management framework, adopted by financial institutions, for determining, assessing and managing environmental and social risk in projects and is primarily intended to provide a minimum standard for due diligence to support responsible risk decision-making. Failure to	Increased operational cost	>6 years	Direct	Unlikely	Medium	Failure by an AES subsidiary to comply with the Equator Principles could result in a technical default under the specific project's loan agreements. The potential financial impact to remediate the situation could be in the millions of US dollars.	Loan agreements require regular (quarterly, semi-annual, or annual) reporting to the project's lenders. In the unlikely instance that a project is non-compliant with the Equator Principles, a remediation plan is put in place to bring the project back into compliance. Business CFOs are responsible for monitoring and assuring compliance with the project's loan agreements.	Compliance of loan documents is within the scope of work for each business' finance department. The employee(s) responsible for monitoring and reporting on a business' compliance with the Equator Principles to the lenders is part of the business' annual fixed cost.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	comply with these could result in increased operational cost and reduction in capital availability.								
Air pollution limits	Current and future EPA rules like the Cross-State Air Pollution Rule ("CSAPR") and Carbon Dioxide (CO2), Nitrous Oxide (NOx), and Sulfur Dioxide (SO2) regulations could require AES to invest in additional back-end controls, to bring its US power plants ((like some of the power plants of IPL, AES' subsidiary electric utility in the state of Indiana) into compliance with the more	Increased operational cost	>6 years	Direct	Likely	Medium-high	Failure to comply with current and new EPA rules could results in fines and/or discontinued operations. The potential financial impact to bring AES' US based power plants in compliance with these new rules could be in at least $1 million US dollars.	AES' US businesses have an Environmental Group ("EG") that coordinates the response for similar risks across businesses to ensure optimal plans for compliance; EG monitors and participates in environmental legislation and regulation through industry trade groups. An example of engagement and management include: - In conjunction with the National Climate Coalition, AES met with the Associate Assistant Administrator & Senior Counsel for the EPA's Office of	Compliance with regulations is within the scope of work for each business' Environmental Health and Safety ("EHS") department. The employee(s) responsible for monitoring and reporting on a business' compliance with air pollution limits is part of their annual fixed cost.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	stringent air pollution standards. Failure to comply with current and new EPA rules could results in fines and/or discontinued operations.							Air and Radiation and his staff to discuss potential market and specific facility scenarios under the Clean Power Plan and the proposed Federal Plan for regulation of greenhouse gas emissions from existing power plants.	
Cap and trade schemes	AES plants located in Regional Greenhouse Gas Initiative ("RGGI") states (i.e. Maryland) have a Carbon Dioxide (CO2) cap and trade system. Higher CO2 allowance costs would be an additional cost to AES's thermal plants, which unless passed-through to its customers, would reduce AES' margins.	Increased operational cost	>6 years	Direct	Likely	Medium-high	RGGI Inc. is contemplating lower reserve balances of credits, which would raise pricing. Current regulations are not expected to be material.	The primary method for managing is through contracts that allow the pass through of these costs. For AES businesses with long-term contracts that don't allow pass-through of CO2 allowance costs, they are able to purchase allowances at predetermined prices, and 'set-aside' allowances in the State's long-term Contract Set-aside Account.	Management of CO2 allowance purchases/sales are within the scope of work of the business' Operations Department. The employee(s) responsible for managing this is part of their annual fixed costs
Emission	All of our	Increased	>6 years	Direct	Unlikely	Medium	Failure to	We use internal and	Compliance with

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
reporting obligations	businesses have to: (a) comply with environmental laws in the jurisdictions of operations and (b) the terms and conditions (i.e. the reporting requirements) of its environmental permits (i.e. environmental compliance certificates, etc.) Failure to comply with emissions reporting obligation rules could results in fines and/or discontinued operations	operational cost					comply with emissions reporting obligation rules could results in fines and/or discontinued operations.	external audits to monitor and indicate gaps in compliance and emission monitoring and reporting. Identified gaps are reported to senior management and are addressed with remediation plans that are checked for implementation in succeeding audits.	regulations is within the scope of work for each business' EHS department. The employee(s) responsible for managing this is part of their annual fixed costs.
General environmental regulations, including planning	The Industrial Emissions Directive ("IED") is a European Union directive which commits European Union member states	Increased capital cost	>6 years	Direct	Very likely	Medium-high	Failure to comply could results in discontinued operations.	AES liaises with Regulatory Authorities and industry groups/associations (e.g., the AEP in the UK, National Electricity Association	Management of regulatory issues is within the scope of work for each business' operations department and is part of their

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	to control and reduce the impact of industrial emissions on the environment. AES business in Northern Ireland will need to invest in additional back-end controls to bring its power plants into compliance with the more stringent emissions standards. Failure to comply could results in discontinued operations.							of Ireland (NEAI) and AmCham EU)to assure that the implementation of the directive is fair and equitable for all stakeholders.	annual fixed cost.
Renewable energy regulation	Chilean regulation requires that 20% of the system's energy supply shall come from non-conventional renewable energy sources	Increased operational cost	>6 years	Direct	Very likely	Low	AES Gener is currently developing solar projects as well as energy purchases from third parties to meet this requirement.	AES is an active developer of energy projects, which include among other, solar projects. For example, a first 21 MW solar project reached commercial operations in 2016 in Chile and AES Gener	The NCRE requirement is embedded in the company's commercial and business development strategy. Yearly, the company allocates several

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	NCRE (i.e. solar, wind, biomass, minihydro, among others) by year 2025. AES Gener is developing or has the option to purchase such NCRE from third parties. Failure to comply with this requirement will result in fines.						The incremental cost of these commitments has been included in the energy price of the company's current portfolio or has a pass-through provision to the off-taker under its PPAs. Regulatory opportunity has positive financial implications. For example, the EBITDA of the Andes Solar project (200 MW) is $ 27 million per year.	is developing the remaining 200 MW of that solar project. In addition, AES Gener can purchase from third parties. Currently, the market has an oversupply of NCRE.	millions of US$ to development.

CC5.1b

Please describe your inherent risks that are driven by changes in physical climate parameters

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact	Estimated financial implications	Management method	Cost of management
Change in mean (average) temperature	Warmer/cooler than average temperatures for sustained periods of time directly affects the energy demand profiles of AES' customers. To avoid risks and capture opportunities, AES subsidiaries (i.e. IPL and DPL utilities in the US, AES Masinloc power plant in the Philippines) have to closely monitor and manage their commercial strategies and assets portfolios in order to meet their customers' requirements in this more volatile/unpredictable demand profile environment	Reduction/disruption in production capacity	Up to 1 year	Indirect (Client)	About as likely as not	Medium	Higher than expected demand due to warmer/cooler than normal temperatures for sustained periods of time could have a positive financial impact to AES in the millions of US dollars. Conversely, higher than expected demand due to warmer/cooler than normal temperatures for sustained periods of time when one of AES plants are on outage could have a negative financial impact in the millions of US dollars.	AES businesses adapt their commercial strategies (back-up power agreements, diversified power sources, commodity hedging, etc.) around volatility of temperatures and potential outages to ensure energy supply for its customers. AES businesses have adopted an Asset Management Framework implemented by the businesses to make sure that its assets forced outage rates are best in class. AES businesses monitors these through various Key Performance Indicators that	Demand forecasting and plant availability are within the scope of work the Commercial Planning and Operations Departments of each business The employee(s) responsible for managing these aspects of the business are part of their annual fixed cost.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								are reported to senior management on a monthly basis. AES businesses closely monitor its customers demand requirements through various sources (i.e. weather forecasts, system operator demand forecasts, etc.) to make sure it has adequate resources to meet its customers energy requirements.	
Change in mean (average) precipitation	Positive or negative changes in precipitation (versus the average) would have a positive/negative impact on the electric generation production of AES' businesses that owns and operates	Reduction/disruption in production capacity	1 to 3 years	Direct	About as likely as not	Medium-high	Dryer than normal conditions generally mean lower generation from AES' hydroelectric plants which could have a negative	AES businesses adapt their commercial strategies (back-up power agreements, diversified power sources, commodity hedging, etc.)	Monitoring and forecasting hydrological inflows at a business is part of the scope of work of the Commercial Planning Department.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	hydroelectric facilities (i.e: AES Changuinola or Bayano power plants in Panama, AES Chivor in Colombia or AES Tiete in Brazil).						financial impact. Bad hydrology had an impact in 2014 of $0.10 EPS ~US$100m (ownership adjusted). In specific, for AES Gener incomes due hydrological variation were negatively affected on around US$ 12 million in year 2015. Conversely, wetter than normal conditions generally mean greater generation from AES' hydroelectric stations which could have a positive financial impact of at least 1 million US dollars. The investment in the new power plant and LNG terminal in	around volatility of temperatures and potential outages to ensure energy supply for its customers. Also make changes in its portfolio to reduce risk exposure. One example is the bid we won in 2015 in Panama for the construction of a new CCGT power plant and LNG terminal in the country (the permitting process started in 2015 and the physical construction started in early 2016). The plant will reduce the hydro exposure of our businesses in the country. In addition, AES´businesses closely monitor's	The cost of these employee(s) is part of the business' annual fixed costs The corporate-wide Hydrology Risk Committee is composed of representatives from AES businesses that have material hydrology exposure. There are no additional costs incurred to operate this committee.

Risk driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
							Panama is over US$1.1 billion.	hydrological forecasts of its basins (i.e. weather forecasts, El Nino phenomenon, snow pack levels, etc.) to make sure it has adequate resources to meet its customers energy requirements. AES monitors these through a corporate-wide Hydrology Risk Committee that meets twice a month and reports to senior management on a monthly basis.	
Change in precipitation extremes and droughts	Extreme weather events could result in increased downtime and operation & maintenance costs at AES' electric generation and	Reduction/disruption in production capacity	1 to 3 years	Direct	About as likely as not	Medium-high	Extreme precipitation and or droughts could materially impact the (i) demand profile of AES customers, (ii)	AES' distribution companies have a permanent network maintenance plan and also a	Monitoring and forecasting hydrological inflows at a business is part of the scope of work of the

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	electric distribution businesses (DPL and IPL in the US; CAESS, CLESA, EEO, DEUSEM in El Salvador; Eletropaulo and Sul in Brazil). Additionally, extreme precipitation and or droughts could affect the generation capacity of AES' businesses with hydroelectric stations (i.e: AES Changuinola or Bayano power plants in Panama, AES Chivor in Colombia or AES Tiete in Brazil).						operations of AES' generation assets and distribution utilities and (iii) the production of AES' hydroelectric facilities. Depending on the specific weather scenario, the financial impact could either have a negative or positive impact in the millions of US dollars. For example in Brazil in order to face severe weather conditions AES Sul, from 2011 to 2015 has invested R$ 1.3 billion in infrastructure to make our grid more resilient, and increase productivity and the number of teams in the	contingency plan in place to respond appropriately to severe weather conditions. To address such impacts the company could mobilize more electricians and field technicians to attend emergencies and for grid maintenance. During 2015, for example AES Sul mobilized more than 1,500 electricians and field technicians and hired over 141 multitask electricians for emergency service Also, AES closely monitor's hydrological forecasts of its basins (i.e. weather forecasts, El Nino	Commercial Planning Department. On the other hand, the maintenance and planning for distribution companies is part of the Operations and Commercial teams. The cost of these employee(s) is part of the business' annual fixed costs The corporate-wide Hydrology Risk Committee is composed of representatives from AES businesses that have material hydrology exposure. There are no additional costs incurred to operate this committee.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact	Estimated financial implications	Management method	Cost of management
							field. Also, wetter than normal conditions generally mean greater generation from AES' hydroelectric stations which could have a positive financial impact of at least 1 million US dollars.	phenomenon, snow pack levels, etc.) and its markets to make sure it has adequate resources to meet its customers energy requirements. AES monitors these through a corporate-wide Hydrology Risk Committee that meets twice a month and reports to senior management on a monthly basis.	
Other physical climate drivers	Production levels at AES' renewable wind and solar projects may be affected by greater/lower than normal wind and solar resources respectively. (i.e.: Buffalo Gap in Texas or Mountain View II,II & IV in California)	Reduction/disruption in production capacity	Up to 1 year	Direct	About as likely as not	Medium	AES conducts extensive feasibility studies of the wind and solar resource of a site prior to developing the project. Actual wind and solar resource production versus the	AES diligently reviews the feasibility studies prior to proceeding with it renewable energy projects. In addition, AES also provides for some allowances in its base case production	There are no additional costs required to manage wind or solar resources after the project has been built.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
							project's feasibility study's baseline projections could either have a positive/negative financial impact on in the millions of US dollars.	estimates to make sure that the project's economics can withstand sustained periods of lower than average wind or solar resource.	

CC5.1c

Please describe your inherent risks that are driven by changes in other climate-related developments

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Reputation	There could be damage to the reputation of the Company and its subsidiaries due to inability to deliver hydro-generated power to meet demand or for service	Reduced demand for goods/services	>6 years	Direct	About as likely as not	Medium	There could be damage to the reputation of the Company and its subsidiaries due to public perception. Any such negative public perception or concerns could ultimately result	The risk is managed through various means including diversification of portfolio and direct and indirect stakeholder engagement efforts in jurisdictions	Monitoring public perception is part of the scope of work of the Communications and Stakeholder Engagement departments. The cost of these employee(s) is part of the

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	interruptions in the distribution network due to severe weather events. Any such negative public perception or concerns could ultimately result in a decreased demand for electric power generation or distribution from our subsidiaries . Severe weather conditions could have a direct impact on AES' subsidiaries power distribution network (i.e: DPL and IPL in the US; CAESS, CLESA, EEO, DEUSEM in El Salvador; Eletropaulo and Sul in Brazil), impacting its performance indicators such as - The Equivalent						in a decreased demand for electric power generation or distribution from our subsidiaries. AES Sul for example in 2015 spend over 2 million US$ of contingencies for media and operating emergency due to severe weather.	impacted by the proposed changes. For example, in early 2015 AES acquired Main Street Power, a developer, owner and operator of distributed solar PV systems. This adds nearly 60 MW of operational distributed generation solar PV projects across the US and an additional 100 MW of projects in development in the US, Caribbean and Latin America. Also, AES' distribution companies have a permanent network maintenance plan and also a contingency plan in place to respond appropriately to severe weather	Corporations' annual fixed costs and there are no additional costs required for the monitoring.

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	Duration of Interruption per Consumer and customer satisfaction Index, which impact the image of the company.							conditions. To address such impacts the company could mobilize more electricians and field technicians to attend emergencies and for grid maintenance.	

CC5.1d

Please explain why you do not consider your company to be exposed to inherent risks driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

CC5.1e

Please explain why you do not consider your company to be exposed to inherent risks driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

CC5.1f

Please explain why you do not consider your company to be exposed to inherent risks driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Further Information

Page: CC6. Climate Change Opportunities

CC6.1

Have you identified any inherent climate change opportunities that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Opportunities driven by changes in regulation
Opportunities driven by changes in physical climate parameters
Opportunities driven by changes in other climate-related developments

CC6.1a

Please describe your inherent opportunities that are driven by changes in regulation

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Renewable energy regulation	AES is constructing the Alto Maipo project, a 531 megawatt MW run--of-	Increased demand for existing products/services	3 to 6 years	Direct	Very likely	Medium-high	The estimated annual financial positive implications of this opportunity are	We are managing this opportunity by building the Alto Maipo project, a 531 megawatt MW	The $2.05 billion project is 60 percent owned by AES Gener, while the rest is held by Chilean

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	river hydro plant in Chile. This constitutes an advantage in the present for AES Gener, because under the current regulation a run -of -river plant will always be dispatched. And, if in the future the regulation becomes more restrictive in terms of emissions, hydro plants can serve as a trade off plant.						US$126 million with annual costs of US$410 million. The Project contemplates an investment of approximately US$2,052 billion, a part of which is being financed with debt and the remainder with equity contributions from are AES Gener and AMSA, in accordance with their respective ownership participation.	run -of -river hydroelectric power stations: (i) 264 MW Central Alfalfal II; and (ii) 267 MW Central Las Lajas. The Project will provide a balance to the energy production of AES Gener. This constitutes an advantage in the present, because under the current regulation a run -of -river plant will always be dispatched. And, if in the future the regulation becomes more restrictive in terms of emissions, Alto Maipo can serve as a trade off plant. This project is	miner Antofagasta Minerals. There are social, environmental and constructions teams managing the construction of the project. The employee(s) responsible for managing these aspects of the business are part of their annual fixed cost.

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								scheduled to start operations in 2018. The project construction is within the scope of work of the Engineering and Construction group both at the business and corporate level. In the development of the project are also involved local teams such as environment, safety, permitting, stakeholder engagement, etc.	
Renewable energy regulation	The State of California has mandated 1,325 MWs of energy storage projects be procured by 2020, this	Other: Increase deployment of energy storage solutions in California	3 to 6 years	Direct	Very likely	Low-medium	Estimated initial investment opportunity of $100-200 million capital deployment with potential capture of	We serve power markets, generators and utilities with our energy storage businesses.	Primarily leveraging existing development resources and infrastructure the company has in the California

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	represent an opportunity to increase AES' Energy Storage fleet and provide clean energy solutions to the State.						additional opportunities.	We are developing grid-scale advanced storage projects to meet projected demand for renewable integration and comply with regulations. One example of how we are capitalizing on the opportunity is proceeding with the deployment plan for its 100 MW Alamitos Energy Center storage project in Long Beach, CA. This local capacity resource will supply fast acting power for Southern California Edison customers under a 20-year Power Purchase	market. Activities are within the scope of work employee(s) in the business and corporate level and are part of their annual fixed cost.

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								Agreement.	
Renewable energy regulation	Chilean regulation requires that 20% of the system's energy supply shall come from non-conventional renewable energy sources NCRE (i.e. solar, wind, biomass, minihydro, among others) by year 2025. AES Gener team during 2015 was constructing the 21 MW first stage of the Andes Solar project, a +200 MW solar project located in the Atacama desert in Chile.	Increased demand for existing products/services	1 to 3 years	Direct	Very likely	Low-medium	Regulatory opportunity has positive financial implications. The EBITDA of the full +200 MW Andes Solar project is US$ 31 million per year. The investment considered for the full Andes Solar project is US$ 413.7 million.	AES is an active developer of energy projects, which include among other, solar projects. We are taking advantage of this regulation with the construction of a solar project in Chile. The AES Gener team is constructing the 21 MW first stage of the Andes Solar project, a +200 MW project located in the Atacama desert in Chile. The Andes Solar project is owned 100% by AES Gener. There are various AES Gener	The investment considered for the full Andes Solar project is US$ 413.7 million. Management is within the scope of work of the Engineering and Construction group both at the business and corporate level. In the development of the project are also involved local teams such as environment, safety, permitting, stakeholder engagement, etc. The employees responsible for managing these aspects of the project are part of the

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								teams involved in the planning, construction and management of the project.	annual fixed cost of the business.
Cap and trade schemes	The Company's subsidiaries own and operate projects that produce certified emission reductions (CER) under the Clean Development Mechanism (CDM) of the UNFCCC.	New products/business services	Up to 1 year	Direct	Virtually certain	Low-medium	The financial implication are not expected to be material.	AES local businesses manage several CDM projects including landfill gas to energy, wind, solar, reforestation, and hydroelectric.	Management is within the scope of work for each business' operations and is part of their annual fixed cost.

CC6.1b

Please describe the inherent opportunities that are driven by changes in physical climate parameters

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Change in precipitation extremes and droughts	Changes in precipitation can have an impact in the energy production levels of renewable technology, but this represent an opportunity for a portfolio diversification in countries with higher exposure to hydrological conditions like Panama, where AES until last year only had in its portfolio hydro power plants and incorporated in the portfolio a thermal power plant and won a bid for the construction of a Gas fired power plant.	New products/business services	1 to 3 years	Direct	Virtually certain	Medium	Dryer than normal conditions generally mean lower generation from AES' hydroelectric plants which could have a negative financial impact. The investment in the new power plant and LNG terminal in Panama is over US$1.1 billion.	The company is looking for ways to reduce exposure changing our commercial strategies (back-up power agreements, diversified power sources, commodity hedging, etc.), investing in new technologies (high efficiency gas plants, battery based energy storage, etc.), and making changes in our portfolio and also work managing our stakeholders. A specific example is the bid we won in 2015 in Panama for f the construction of a new CCGT power plant and LNG terminal in the country (the permitting process started in 2015 and the	The investment to manage the construction of the new power plant and LNG terminal in Panama is over US$1.1 billion. Management is within the scope of work of the Engineering and Construction group both at the business and corporate level. In the development of the project are also involved local teams such as environment, safety, permitting, stakeholder engagement, etc.

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								physical construction started in early 2016). The plant will considerable reduce the hydro exposure of our businesses in the country. Also will represent the introduction of this fuel into the country as the power plant and the and LNG Terminal importation terminal will be the first investment in the LNG industry in Panama. The company also monitors hydrological forecasts of its basins (i.e. weather forecasts, El Nino phenomenon, snow pack levels, etc.) and its markets to make sure it has adequate resources to	

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
								meet its customers energy requirements.	

CC6.1c

Please describe the inherent opportunities that are driven by changes in other climate-related developments

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Changing consumer behaviour	With increased emphasis on sustainable power, many businesses and consumers attempt to meet their energy needs via renewable energy sources. AES owns businesses that focus on wind power, solar power and energy storage and AES could see increased	Increased demand for existing products/services	>6 years	Direct	More likely than not	Medium	Comprehensive estimations not available. Nevertheless, for example, as mentioned in one of the risks in 6.1a, there is an estimated initial investment opportunity in Energy Storage of $100--200 million capital deployment with potential capture of additional opportunities, to provide part of the	AES owns businesses that focus on wind power, solar, power and energy storage and AES could see increased demand for such power sources. AES owns and operates roughly 930 MW of wind generating capacity at the end of 2015. One example of how we are capitalizing on	Management is within the scope of work for each business' operations and is part of their annual fixed cost.

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	demand for such power sources. At the end of 2015, AES had 551 MW of hydro generation, 21 MW of solar and 60 MW of energy storage in construction.						State of California mandated 1,325 MWs of energy storage projects be procured by 2020.	the opportunity of changing consumer behavior is with our Energy Storage projects. AES Energy Storage develops, owns and operates grid-scale advanced storage arrays. We serve power markets, generators and utilities with our of battery based energy storage resources in operation. Our industry leading fleet is bringing the next generation of flexible capacity to the power grid through advanced energy storage technologies that are scalable, commercially viable and emission free. ...	

CC6.1d

Please explain why you do not consider your company to be exposed to inherent opportunities driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

CC6.1e

Please explain why you do not consider your company to be exposed to inherent opportunities driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

CC6.1f

Please explain why you do not consider your company to be exposed to inherent opportunities driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Further Information

Module: GHG Emissions Accounting, Energy and Fuel Use, and Trading

Page: CC7. Emissions Methodology

CC7.1

Please provide your base year and base year emissions (Scopes 1 and 2)

Scope	Base year	Base year emissions (metric tonnes CO2e)
Scope 1	Wed 01 Jan 2014 - Wed 31 Dec 2014	74972889
Scope 2 (location-based)	Wed 01 Jan 2014 - Wed 31 Dec 2014	272632
Scope 2 (market-based)	Wed 01 Jan 2014 - Wed 31 Dec 2014	272632

CC7.2

Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

Please select the published methodologies that you use

The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

CC7.2a

If you have selected "Other" in CC7.2 please provide details of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

CC7.3

Please give the source for the global warming potentials you have used

Gas	Reference
CO_2	IPCC Fifth Assessment Report (AR5 - 100 year)
CH_4	IPCC Fifth Assessment Report (AR5 - 100 year)
N_2O	IPCC Fifth Assessment Report (AR5 - 100 year)
SF_6	IPCC Fifth Assessment Report (AR5 - 100 year)
HFCs	IPCC Fifth Assessment Report (AR5 - 100 year)

CC7.4

Please give the emissions factors you have applied and their origin; alternatively, please attach an Excel spreadsheet with this data at the bottom of this page

Fuel/Material/Energy	Emission Factor	Unit	Reference
Anthracite	101.61	Other: kg CO_2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Bituminous coal	97.81	Other: kg CO_2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Diesel/Gas oil	77.36	Other: kg CO_2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Landfill gas	57.64	Other: kg CO_2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories

Fuel/Material/Energy	Emission Factor	Unit	Reference
Lignite	104.64	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Liquefied Natural Gas (LNG)	67.36	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Natural gas	58.89	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Petroleum coke	101.88	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Residual fuel oil	80.81	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Sub bituminous coal	99.33	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories
Wood or wood waste	115.63	Other: kg CO2 per million BTU	2006 IPCC Guidelines for National Greenhouse Inventories

Further Information

The 2014 market-based base year values reflect emissions calculated using the location-based method as a proxy since a market-based result cannot be calculated.

Page: CC8. Emissions Data - (1 Jan 2015 - 31 Dec 2015)

CC8.1

Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory

Equity share

CC8.2

Please provide your gross global Scope 1 emissions figures in metric tonnes CO2e

68634068

CC8.3

Does your company have any operations in markets providing product or supplier specific data in the form of contractual instruments?

Yes

CC8.3a

Please provide your gross global Scope 2 emissions figures in metric tonnes CO2e

Scope 2, location-based	Scope 2, market-based (if applicable)	Comment
367842	368105	Our Scope 2 emissions include (1) emissions due to energy purchases from non-AES generation sources and (2) technical losses at AES-owned transmission & distribution networks (includes businesses in Chile, Brazil, El Salvador, and US). According to our analysis, the following businesses that obtain supplier specific emission factors from the providers of energy - Maritza and St.Nikola (both in Bulgaria, Europe SBU), Kilroot and Ballylumford (both in the Northern Ireland, Europe SBU). For both location- and market-based values, we use (1) eGRID emission factors for our US locations, (2) Residual Mix for our EU operations (with the exception of the above), and (3) IEA average grid CO2 emission factors for all other businesses.

CC8.4

Are there are any sources (e.g. facilities, specific GHGs, activities, geographies, etc.) of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure?

Yes

CC8.4a

Please provide details of the sources of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure

Source	Relevance of Scope 1 emissions from this source	Relevance of location-based Scope 2 emissions from this source	Relevance of market-based Scope 2 emissions from this source (if applicable)	Explain why the source is excluded
We are excluding emissions from our administrative office locations around the world.	Emissions are not relevant	Emissions are not relevant	Emissions are not relevant	According to AES' analysis emissions from our administrative office locations are de minimis compared to our operational facilities. Therefore the cost vs effort ratio of collecting and reporting GHG data is low. AES will consider however to start accounting GHG emissions from its administrative office locations in the future.
We are excluding emissions from our energy storage locations (operational and in construction)	Emissions are not relevant	No emissions from this source	No emissions from this source	According to AES' analysis emissions from energy storage locations are de minimis compared to our operational facilities. Therefore the cost vs effort ratio of collecting and reporting GHG data is low. AES will consider however to start accounting GHG emissions from its energy storage locations in the future.
We are excluding emissions from our Distributed Energy locations (operational and in construction)	Emissions are not relevant	No emissions from this source	No emissions from this source	According to AES' analysis emissions from Distributed Energy locations are de minimis compared to our operational facilities. Therefore the cost vs effort ratio of collecting and reporting GHG data is low. AES will consider however to start accounting GHG emissions from its energy storage locations in the future.
We are excluding fugitive methane emissions from coal piles	Emissions are not relevant	No emissions from this source	No emissions from this source	According to AES' analysis methane emissions from coal pile storage locations are de minimis compared to our operational facilities. Also, AES has not identified a consistent methodology to account for these types of emissions on a global basis. Therefore the cost vs effort ratio of collecting

Source	Relevance of Scope 1 emissions from this source	Relevance of location-based Scope 2 emissions from this source	Relevance of market-based Scope 2 emissions from this source (if applicable)	Explain why the source is excluded
				and reporting GHG data is low.

CC8.5

Please estimate the level of uncertainty of the total gross global Scope 1 and 2 emissions figures that you have supplied and specify the sources of uncertainty in your data gathering, handling and calculations

Scope	Uncertainty range	Main sources of uncertainty	Please expand on the uncertainty in your data
Scope 1	More than 2% but less than or equal to 5%	Metering/ Measurement Constraints Sampling	Each subsidiary reports power generation unit emission rates and operational parameters on a monthly basis using an internal EHS data management system (EDMS). The EDMS inventories GHG emissions in two ways: (1) it automatically calculates them using emission factors, fuel type, and heat input by fuel type inputs, and/or (2) it collects them based on GHG emissions determined by on-site systems such as continuous emission monitoring systems (CEMS) and then reported to local regulatory agencies. All monthly power generation unit emission rate and operational parameter reports are checked for consistency with past reporting and any inconsistencies are resolved or reconciled via direct communication with the affected AES subsidiary. For those subsidiaries in countries or jurisdictions, which require regulatory reporting of GHG emissions, the data reported to the regulatory agency is verified to ensure it is consistent with GHG emissions calculated using fuel-based emission factors.
Scope 2 (location-based)	More than 2% but less than or equal to 5%	Metering/ Measurement Constraints Sampling	All monthly data and operational parameter reports are checked for consistency with past reporting and any inconsistencies are resolved or reconciled via direct communication with the impacted AES subsidiary.

Scope	Uncertainty range	Main sources of uncertainty	Please expand on the uncertainty in your data
		Data Management	
Scope 2 (market-based)	More than 2% but less than or equal to 5%	Metering/ Measurement Constraints Sampling Data Management	All monthly data and operational parameter reports are checked for consistency with past reporting and any inconsistencies are resolved or reconciled via direct communication with the impacted AES subsidiary.

CC8.6

Please indicate the verification/assurance status that applies to your reported Scope 1 emissions

Third party verification or assurance process in place

CC8.6a

Please provide further details of the verification/assurance undertaken for your Scope 1 emissions, and attach the relevant statements

Verification or assurance cycle in place	Status in the current reporting year	Type of verification or assurance	Attach the statement	Page/section reference	Relevant standard	Proportion of reported Scope 1 emissions verified (%)

Verification or assurance cycle in place	Status in the current reporting year	Type of verification or assurance	Attach the statement	Page/section reference	Relevant standard	Proportion of reported Scope 1 emissions verified (%)
Annual process	Complete	Limited assurance	https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/CC8.6a/CY15 AES Assurance Statement - GHG-ASRauthorized.pdf	1-3	ISO14064-3	100

CC8.6b

Please provide further details of the regulatory regime to which you are complying that specifies the use of Continuous Emissions Monitoring Systems (CEMS)

Regulation	% of emissions covered by the system	Compliance period	Evidence of submission

CC8.7

Please indicate the verification/assurance status that applies to at least one of your reported Scope 2 emissions figures

Third party verification or assurance process in place

CC8.7a

Please provide further details of the verification/assurance undertaken for your location-based and/or market-based Scope 2 emissions, and attach the relevant statements

Location-based or market-based figure?	Verification or assurance cycle in place	Status in the current reporting year	Type of verification or assurance	Attach the statement	Page/Section reference	Relevant standard	Proportion of reported Scope 2 emissions verified (%)
Location-based	Annual process	Complete	Limited assurance	https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/CC8.7a/CY15 AES Assurance Statement - GHG-ASRauthorized.pdf	1-3	ISO14064-3	100
Market-based	Annual process	Complete	Limited assurance	https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/CC8.7a/CY15 AES Assurance Statement - GHG-ASRauthorized.pdf	1-3	ISO14064-3	100

CC8.8

Please identify if any data points have been verified as part of the third party verification work undertaken, other than the verification of emissions figures reported in CC8.6, CC8.7 and CC14.2

Additional data points verified	Comment
Other:	In addition to the GHG emission parameters mentioned above, AES also verifies (1) conventional air emission parameters on an annual basis, such as sulfur dioxide (SO2), nitrous oxide (NOx), particulate matter and mercury emissions from our thermal power generation facilities worldwide, and (2) other "non-air" environmental parameters..

CC8.9

Are carbon dioxide emissions from biologically sequestered carbon relevant to your organization?

Yes

CC8.9a

Please provide the emissions from biologically sequestered carbon relevant to your organization in metric tonnes CO_2

100526

Further Information

Page: CC9. Scope 1 Emissions Breakdown - (1 Jan 2015 - 31 Dec 2015)

CC9.1

Do you have Scope 1 emissions sources in more than one country?

Yes

CC9.1a

Please break down your total gross global Scope 1 emissions by country/region

Country/Region	Scope 1 metric tonnes CO_2e
Argentina	3940979
Brazil	161128
Bulgaria	3848272
Chile	9321767
Colombia	96
Dominican Republic	2835786

Country/Region	Scope 1 metric tonnes CO2e
El Salvador	3657
India	1589929
Jordan	722237
Kazakhstan	2655834
Mexico	4219561
Netherlands	586939
Panama	66625
Philippines	2168226
Puerto Rico	3291289
Sri Lanka	136705
United Kingdom	2852724
United States of America	27818394
Vietnam	2413918

CC9.2

Please indicate which other Scope 1 emissions breakdowns you are able to provide (tick all that apply)

By business division
By facility
By GHG type
By activity

CC9.2a

Please break down your total gross global Scope 1 emissions by business division

.

Business division	Scope 1 emissions (metric tonnes CO2e)
ANDES	13262843
MCAC	10416918
ASIA	6308778
EUROPE	10666006
US	27818394
BRAZIL	161128

CC9.2b

Please break down your total gross global Scope 1 emissions by facility

Facility	Scope 1 emissions (metric tonnes CO2e)	Latitude	Longitude
Merida III	494769		
Puerto Rico	3291289		
Hawaii	1433005		
Southland Alamitos	737334		
Southland Huntington Beach	459459		
Southland Redondo Beach	347256		
Shady Point	2657854		
IPL - Eagle Valley	193974		
IPL - Harding Street	2572979		
IPL - Petersburg	7301650		
IPL - Georgetown	23006		
TEG/TEP	3724792		
Kelanitissa	136705		
OPGC	1589810		
Ust-Kamenogorsk CHP	2109223		

Facility	Scope 1 emissions (metric tonnes CO_2e)	Latitude	Longitude
Sogrinsk CHP	546611		
Elsta	586939		
Kilroot	1942039		
Amman East	318928		
Masinloc	2168226		
Ballylumford	910685		
Gener - San Francisco	153		
Gener - Essa Renca	16		
Gener - Essa Nuevo Renca	586718		
Gener - Laguna Verde	3		
Gener - Ventanas	3768604		
Gener - Termo Andes	1237307		
Gener - Norgener	1277745		
Gener - Guacolda	1294409		
CTSN	2529890		
Parana	124105		
San Juan - Sarmiento	49543		
Andres	870963		
Los Mina (DPP)	1005755		
Itabo	959067		
Gener - Los Vientos	44610		
Gener - Santa Lidia	14		
DPL – Co-Owned Plants	4789168		
DPL – O.H.Hutchings Station	38894		
DPL – Montpelier & Tait	207306		
DPL - J.M.Stuart Station	3476889		
DPL – Killen Electric	2142097		
Maritza	3848198		
Gener - Angamos	2348188		
Beaver Valley	28298		
Warrior Run	1385955		
Uruguaiana	153788		

Facility	Scope 1 emissions (metric tonnes CO2e)	Latitude	Longitude
AES Levant Jordan (IPP4)	403309		
Alicura	30		
Armenia Mountain	16		
Bayano	70		
Buffalo Gap	205		
Caess	1175		
Changuinola I	109		
Chiriqui Hydroelectric Complex	385		
Chivor	96		
Clesa	1192		
Deusem	115		
DPL - Customer Operations	13654		
EEO	1099		
Eletropaulo	1595		
Gener - Alto Maipo	191		
Gener - Cochrane	172		
Gener - Norgener Transmission Lines	152		
Gener - Transmission Lines	56		
Gener - Cordillera	59		
Gener - Laja	630		
IPL - Customer Operations	8218		
Laurel Mountain	93		
Mong Duong II	2413918		
Nejapa	76		
OPGC II	119		
Palm Springs	1049		
Rio Juramento - Cabra Corral	36		
Rio Juramento - El Tunal	9		
San Juan - Los Caracoles	0		
San Juan - Ullum	59		
Shulbinsk HPP	0		
St.Nikola	74		

Facility	Scope 1 emissions (metric tonnes CO_2e)	Latitude	Longitude
Sul	5670		
Tehachapi	35		
Tiete	75		
Tunjita	0		
Ust-Kamenogorsk HPP	0		
Gener - Andes Solar	24		
Gener - Guacolda Retrofit	7		
Gener - Guacolda V	18		
Estrella Del Mar	66062		

CC9.2c

Please break down your total gross global Scope 1 emissions by GHG type

GHG type	Scope 1 emissions (metric tonnes CO_2e)
CO_2	68383648
SF_6	17368
CH_4	25134
N_2O	207137
HFCs	780

CC9.2d

Please break down your total gross global Scope 1 emissions by activity

Activity	Scope 1 emissions (metric tonnes CO_2e)
Power Generation Sources	65920306
Combined Heat and Power (CHP)	2654035
Mobile Combustion (Transportation)	26711
Direct Releases of SF_6, CH_4 and Refrigerants	18148
Non-Power Generation Sources	14868

Further Information

The totals may not exactly match the sum of individual entries due to rounding.

Page: CC10. Scope 2 Emissions Breakdown - (1 Jan 2015 - 31 Dec 2015)

CC10.1

Do you have Scope 2 emissions sources in more than one country?

Yes

CC10.1a

Please break down your total gross global Scope 2 emissions and energy consumption by country/region

Country/Region	Scope 2, location-based (metric tonnes CO_2e)	Scope 2, market-based (metric tonnes CO_2e)	Purchased and consumed electricity, heat, steam or cooling (MWh)	Purchased and consumed low carbon electricity, heat, steam or cooling accounted in market-based approach (MWh)
Argentina	1207	1207	3099	0
Brazil	79168	79168	77157	0
Bulgaria	6206	6468	10613	0
Chile	29856	29856	6339	0
Colombia	199	199	2599	0
Dominican Republic	16338	16338	44714	0
El Salvador	59679	59679	4497	0
India	376	376	897	0
Jordan	2140	2140	7374	0
Kazakhstan	0	0	0	0
Mexico	2491	2491	6354	0
Netherlands	0	0	0	0
Panama	271	271	1549	0
Philippines	0	0	0	0
Puerto Rico	0	0	0	0
Sri Lanka	1138	1138	0	0
United Kingdom	0	0	0	0
United States of America	161676	161676	82631	0
Vietnam	7097	7097	282956	0

CC10.2

Please indicate which other Scope 2 emissions breakdowns you are able to provide (tick all that apply)

By business division
By facility
By activity

CC10.2a

Please break down your total gross global Scope 2 emissions by business division

Business division	Scope 2 emissions, location based (metric tonnes CO_2e)	Scope 2 emissions, market-based (metric tonnes CO_2e)
ANDES	31262	31262
ASIA	8612	8612
BRAZIL	79168	79168
EUROPE	8346	8609
MCAC	78779	78779
US	161676	161676

CC10.2b

Please break down your total gross global Scope 2 emissions by facility

Facility	Scope 2 emissions, location based (metric tonnes CO_2e)	Scope 2 emissions, market-based (metric tonnes CO_2e)
AES Levant Jordan	1094	1049
Alicura	690	690
Amman East	1091	1091
Gener - Andes Solar	0	0
Andres	0	0
Armenia Mountain	9	9

Facility	Scope 2 emissions, location based (metric tonnes CO2e)	Scope 2 emissions, market-based (metric tonnes CO2e)
Ballylumford	0	0
Bayano	42	42
Beaver Valley	4628	4628
Buffalo Gap	1379	1379
Caess	29968	29968
Changuinola I	0	0
Chiriqui Hydrielectric Complex	229	229
Chivor	175	175
Clesa	12697	12697
CTSN	0	0
Deusem	2989	2989
DPL - J.M.Stuart	0	0
DPL - Customer Operations	114986	114986
DPL - Killen	0	0
DPL - Montpelier & Tait	2937	2937
DPL - O.H.Hutchings	2426	2426
EEO	14024	14024
Eletropaulo	29728	29728
Elsta	0	0
Gener - Alto Maipo	0	0
Gener - Angamos	0	0
Gener - Cochrane	250	250
Gener - Renca Complex	587	587
Gener - Guacolda	0	0
Gener - Guacolda Retrofit	0	0
Gener - Guacolda V	0	0
Gener - Los Vientos	373	373
Gener - Norgener	31	31
Gener - Norgener Transmission Lines	11784	11784
Gener - Santa Lidia	370	370
Gener - Termo Andes	0	0

Facility	Scope 2 emissions, location based (metric tonnes CO2e)	Scope 2 emissions, market-based (metric tonnes CO2e)
Gener - Transmission Lines	16286	16286
Gener - Cordillera	0	0
Gener - Laguna Verde	0	0
Gener - Ventanas	155	155
Gener - Laja	19	19
Gener - San Francisco	0	0
Hawaii	1254	1254
IPL - Customer Operations	14782	14782
IPL - Eagle Valley	0	0
IPL - Georgetown	0	0
IPL - Harding Street	0	0
IPL - Petersburg	0	0
Itabo	16338	16338
Kelanitissa	1138	1138
Kilroot	0	0
Laurel Mountain	232	232
Los Mina	0	0
Maritza	5669	5909
Masinloc	0	0
Merida III	424	424
Mong Duong II	7097	7097
Nejapa	0	0
OPGC	376	376
OPGC II	0	0
Palm Springs	54	54
Puerto Rico	0	0
Rio Juramento - Cabra Corral	235	235
Rio Juramento - El Tunal	14	143
San Juan - Los Caracoles	0	0
San Juan - Sarmineto	66	66
San Juan - Ullum	74	74

Facility	Scope 2 emissions, location based (metric tonnes CO_2e)	Scope 2 emissions, market-based (metric tonnes CO_2e)
Shady Point	36	36
Shulbinsk HPP	0	0
Sogrinsk CHP	0	0
Southland Alamitos	8961	8961
Southland Huntington Beach	3020	3020
Southland Redondo Beach	5681	5681
St.Nikola	537	559
Sul	48413	48413
TEG/TEP	2067	2067
Tehachapi	0	0
Tiete	159	159
Tunjita	23	23
Uruguaiana	868	868
Ust-Kamenogorsk CHP	0	0
Ust-Kamenogorsk HPP	0	0
Warrior Run	1292	1292
Estrella Del Mar	0	0

CC10.2c

Please break down your total gross global Scope 2 emissions by activity

Activity	Scope 2 emissions, location based (metric tonnes CO_2e)	Scope 2 emissions, market-based (metric tonnes CO_2e)
Purchased Electricity	73593	73856
T&D Technical Losses	294249	294249

Further Information

Page: CC11. Energy

CC11.1

What percentage of your total operational spend in the reporting year was on energy?

More than 60% but less than or equal to 65%

CC11.2

Please state how much heat, steam, and cooling in MWh your organization has purchased and consumed during the reporting year

Energy type	Energy purchased and consumed (MWh)
Heat	0
Steam	0
Cooling	0

CC11.3

Please state how much fuel in MWh your organization has consumed (for energy purposes) during the reporting year

2230907581

CC11.3a

Please complete the table by breaking down the total "Fuel" figure entered above by fuel type

Fuels	MWh
Bituminous coal	1632468535
Natural gas	457435612
Diesel/Gas oil	10810035
Petroleum coke	126444135
Wood or wood waste	3749265

CC11.4

Please provide details of the electricity, heat, steam or cooling amounts that were accounted at a low carbon emission factor in the market-based Scope 2 figure reported in CC8.3a

Basis for applying a low carbon emission factor	MWh consumed associated with low carbon electricity, heat, steam or cooling	Comment
No purchases or generation of low carbon electricity, heat, steam or cooling accounted with a low carbon emissions factor	0	Being a power generator, our operations usually provide their own electricity (self-sufficient). If electricity is purchased - usually during outages - it is usually supplied either by an AES subsidiary (which is excluded from our inventory) or by the grid (which could or could not be renewable source). At this moment, according to our analysis, we do not purchase specifically renewable energy directly from the producers.

CC11.5

Please report how much electricity you produce in MWh, and how much electricity you consume in MWh

Total electricity consumed (MWh)	Consumed electricity that is purchased (MWh)	Total electricity produced (MWh)	Total renewable electricity produced (MWh)	Consumed renewable electricity that is produced by company (MWh)	Comment
7018042	178548	98958217	11753102	58766	

Further Information

All data in this section is equity adjusted. Wood/Wood Waste in CC11.3a refers to solid biomass.

Page: CC12. Emissions Performance

CC12.1

How do your gross global emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

Decreased

CC12.1a

Please identify the reasons for any change in your gross global emissions (Scope 1 and 2 combined) and for each of them specify how your emissions compare to the previous year

Reason	Emissions value (percentage)	Direction of change	Please explain and include calculation
Emissions reduction activities	0.35	Decrease	In 2015 emission reduction measures resulted in 13,292 tCO2e reduction compared to 2014. Additionally, as a result of emission reduction activities improvements in heat rate resulted in 246,782 metric tonnes of CO2e of avoided emissions. Our 2014 combined Scope 1 and Scope 2 emissions were 75,245,521 metric tonnes of CO2e. We arrived at 0.35% total reduction by the following formula: (246,782 + 13,292) /

Reason	Emissions value (percentage)	Direction of change	Please explain and include calculation
			75,245,521 * 100%.
Divestment	1.13	Decrease	We sold several businesses in 2014 which contributed to the decrease in emissions.
Acquisitions			
Mergers			
Change in output	10.16	Decrease	During 2015 our thermal generation plants were dispatched less than in 2014. This also is attributed to the use of lower carbon fuels at our thermal generation plants.
Change in methodology			
Change in boundary	3.34	Increase	In 2015 we added two major emission sources to our inventory: (1) Scope 2 emissions due to T&D losses from our T&S businesses in Chile, which were excluded in 2014, and (2) organic growth through addition of Mong Duong II and Estrella Del Mar power plants.
Change in physical operating conditions			
Unidentified			
Other			

CC12.1b

Is your emissions performance calculations in CC12.1 and CC12.1a based on a location-based Scope 2 emissions figure or a market-based Scope 2 emissions figure?

Location-based

CC12.2

Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO_2e per unit currency total revenue

Intensity figure =	Metric numerator (Gross global combined Scope 1 and 2 emissions)	Metric denominator: Unit total revenue	Scope 2 figure used	% change from previous year	Direction of change from previous year	Reason for change
	metric tonnes CO2e					

CC12.3

Please provide any additional intensity (normalized) metrics that are appropriate to your business operations

Intensity figure =	Metric numerator (Gross global combined Scope 1 and 2 emissions)	Metric denominator	Metric denominator: Unit total	Scope 2 figure used	% change from previous year	Direction of change from previous year	Reason for change
0.697	metric tonnes CO2e	megawatt hour (MWh)	98958	Location-based	0.92	Decrease	There was a slight decrease in our intensity metrics. Part of this decrease was due to emission reduction activities implemented during the reporting year. The ERA included energy efficiency projects, equipment modernization and heat rate improvements.

Further Information

No intensity figure provided based on revenues as the emissions reported are adjusted by equity ownership and the revenues publicly reported are not.

Page: CC13. Emissions Trading

CC13.1

Do you participate in any emissions trading schemes?

Yes

CC13.1a

Please complete the following table for each of the emission trading schemes in which you participate

Scheme name	Period for which data is supplied	Allowances allocated	Allowances purchased	Verified emissions in metric tonnes CO_2e	Details of ownership
European Union ETS	Thu 01 Jan 2015 - Thu 31 Dec 2015	0	4955053	6061025	Facilities we own and operate

CC13.1b

What is your strategy for complying with the schemes in which you participate or anticipate participating?

Based on contractual agreements with the electricity off-taker, AES' businesses have limited exposure in complying with carbon regulation under the EU-ETS. However, AES has developed projects under the Clean Development Mechanism to create offset for use by the facilities or to be sold on the open market.

CC13.2

Has your organization originated any project-based carbon credits or purchased any within the reporting period?

Yes

CC13.2a

Please provide details on the project-based carbon credits originated or purchased by your organization in the reporting period

Credit origination or credit purchase	Project type	Project identification	Verified to which standard	Number of credits (metric tonnes of CO2e)	Number of credits (metric tonnes CO2e): Risk adjusted volume	Credits cancelled	Purpose, e.g. compliance
Credit origination	Hydro	Tunjita Diversion Hydroelectric Project (5025)	CDM (Clean Development Mechanism)	3222	3222	No	Voluntary Offsetting
Credit origination	Landfill gas	Project: 0167 Landfill Gas to Energy Facility at the Nejapa Landfill Site, El Salvador	CDM (Clean Development Mechanism)	329086.88	329086.88	No	Not applicable
Credit origination	Solar	Project 10131: Los Andes Photovoltaic Farm	CDM (Clean Development Mechanism)	297247	297247	No	Not applicable

Further Information

Page: CC14. Scope 3 Emissions

CC14.1

Please account for your organization's Scope 3 emissions, disclosing and explaining any exclusions

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
Purchased goods and services	Not relevant, explanation provided				Purchased goods and services by AES include mainly electric power generation fuels (e.g., coal, natural gas, pet coke) and electrical equipment for our power generation and electric transmission & distribution (T&D) businesses. We believe that the direct GHG emissions from this source are negligible compared to our direct emissions from our power generation plants.
Capital goods	Not relevant, explanation provided				Capital goods we purchase can include equipment components such as process vessels (tanks), electric transformers, bucket truck vehicles, etc. needed to maintain either our electric power generation or electric T&D businesses. We believe that the direct GHG emissions from this source are negligible compared to our direct emissions from our power generation plants.
Fuel-and-energy-related activities (not included in Scope 1 or 2)	Relevant, calculated	6238417	i) Methodology: GHG Protocol "Corporate Value Chain (Scope 3) Accounting and Reporting Standard" and associated "Scope 3 Calculation Guidance (Category)". ii) Activity data: each T&D location reports data on electricity sold to customers (in MWh) on a monthly basis into our EHS Data Management System. The system calculates GHG emissions based on this data and country grid factors. iii) Emission factors: Country grid factors are provided in "CO2 emissions from fuel combustion highlights" report issued by	0.00%	AES reports emissions due to sale of electricity to customers by our T&D locations in its Scope 3 emissions inventory.

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
			International Energy Agency (IEA). These are updated on an annual basis.		
Upstream transportation and distribution	Not relevant, explanation provided				Upstream transportation and distribution consists mainly of suppliers delivering goods and services to our businesses. These goods and services are limited to those we need to operate our electric power generation and electric T&D businesses. We believe that the direct GHG emissions from this source are negligible compared to our direct emissions from our power generation plants.
Waste generated in operations	Not relevant, explanation provided				With the exception of our coal fired power plants, our businesses do not generate significant amounts of waste. Our coal fired thermal electric power generation plants can generate residual coal combustion byproducts (CCBs), but these are managed onsite and do not result in significant Scope 3 GHG emissions (e.g., the electricity used to manage CCBs onsite is either generated onsite or purchased).
Business travel	Relevant, calculated	3189	i) Methodology: GHG Protocol "Corporate Value Chain (Scope 3) Accounting and Reporting Standard" and associated "Scope 3 Calculation Guidance (Category 6 – Business Travel)". ii) Activity data: travel by person is collected by International SOS (ISOS) Travel Tracker system from travel agencies contracted by AES around the world. Air distance in miles is calculated based on departure and destination airport for each flight. iii) Emission	0.00%	Business travel includes travel by AES employees worldwide by air.

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
			factors: U.S. EPA Climate Leaders GHG Inventory Protocol, "Optional Emissions from Commuting, Business Travel and Product Transport". These emission factors do not include additional impacts of radiative forcing.		
Employee commuting	Not relevant, calculated	498	i) Methodology: GHG Protocol "Corporate Value Chain (Scope 3) Accounting and Reporting Standard" and associated "Scope 3 Calculation Guidance (Category 7 – Employee Commuting)". ii) Activity data: distance is an average of 28 miles per day roundtrip; iii) Emission factors: U.S. EPA Climate Leaders GHG Inventory Protocol, "Optional Emissions from Commuting, Business Travel and Product Transport".		Employee commute emission estimates presented here are for our employees located at AES corporate headquarters in Arlington, VA, and who use motor vehicle parking benefits. An average distance travelled daily roundtrip by this group of employees has been used for this estimate (28 miles per roundtrip).
Upstream leased assets	Not relevant, explanation provided				AES does not extensively utilize upstream leased assets -- our electric power generation businesses and electric T&D businesses are the prime activities of our business and these are usually directly owned and managed by AES. We believe that the direct GHG emissions from this source are negligible compared to our direct emissions from our power generation plants.
Downstream transportation and distribution	Not relevant, explanation provided				Activities for downstream transportation and distribution of the electricity that we directly generate are not a significant source of CO2e emissions.
Processing of sold products	Not relevant, explanation				There is no additional processing of the electricity our power generation businesses sell

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
	provided				that would result in additional CO2e emissions.
Use of sold products	Not relevant, explanation provided				AES sells electrical energy that is consumed by customers. Therefore this Scope 3 emissions category is deminimus, not material to the business
End of life treatment of sold products	Not relevant, explanation provided				End of life treatment issues for the electricity we generate at our power plants or that we distribute to customers via our electricity T&D businesses does not result in additional Scope 3 emissions.
Downstream leased assets	Not relevant, explanation provided				AES does not extensively utilize downstream leased assets -- our electric power generation businesses and electric T&D businesses are the prime activities of our business and these are usually directly owned and managed by AES. We believe that the direct GHG emissions from this source are negligible compared to our direct emissions from our power generation plants
Franchises	Not relevant, explanation provided				AES does not avail itself of business franchise arrangements, therefore, the Scope 3 CO2e emissions due to AES franchise related activities is zero..
Investments	Not relevant, explanation provided				Investments that AES makes such in the construction of greenfield new power generation plants, major improvements at existing power generation plants, and/or improvements in our electric T&D networks can result in direct Scope 3 CO2e emissions. However, we believe that the direct GHG

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO_2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
					emissions from this source are negligible compared to our direct emissions from our power generation plants.
Other (upstream)					We are not aware of any other upstream activities of our business that could result in Scope 3 GHG emissions.
Other (downstream)					We are not aware of any other downstream activities of our business that could result in Scope 3 GHG emissions.

CC14.2

Please indicate the verification/assurance status that applies to your reported Scope 3 emissions

Third party verification or assurance process in place

CC14.2a

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Verification or assurance cycle in place	Status in the current reporting year	Type of verification or assurance	Attach the statement	Page/Section reference	Relevant standard	Proportion of reported Scope 3 emissions verified (%)
Annual process	Complete	Limited assurance	https://www.cdp.net/sites/2016/04/304/Climate Change 2016/Shared Documents/Attachments/CC14.2a/CY15 AES Assurance Statement - GHG-ASRauthorized.pdf	1-3	ISO14064-3	100

CC14.3

Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?

Yes

CC14.3a

Please identify the reasons for any change in your Scope 3 emissions and for each of them specify how your emissions compare to the previous year

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
Fuel- and energy-related activities (not included in Scopes 1 or 2)	Change in output	7	Increase	There was an increase in electricity sales in 2015 compared to 2014.
Business travel	Change in output	135	Increase	Our business travel by air increased in 2015. We believe that this is primarily due to a higher volume of long haul flights (>= 700 miles) to countries like Chile and

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
				Vietnam, and an improved tracking process compared to 2014.

CC14.4

Do you engage with any of the elements of your value chain on GHG emissions and climate change strategies? (Tick all that apply)

Yes, our suppliers

CC14.4a

Please give details of methods of engagement, your strategy for prioritizing engagement and measures of success

Suppliers:
i) Methods of Engagement: On a corporate level, in 2015 AES has started a collaboration campaign to start collaboration with some of our Tier 1 suppliers* on relevant environmental and safety topics. These topics include water management and stewardship, GHG emissions management and general exchange of best practices in the environmental and occupational safety areas. The suppliers are requested to respond to a Supplier Assessment Questionnaire on an annual basis; the responses are analyzed and followed-up on in one-on-one meetings with the supplier representatives.
Also, In 2016 AES started the implementation of the AES Sustainability Supplier View project in the Andes SBU. We have been working with DataRisk, a third party company, to develop an online survey where AES suppliers answer questions related to sustainability in their activities (environmental, social and economic). The answers will allow AES to understand the suppliers' sustainability practices. The initial phase includes surveying 300 key suppliers in Andes SBU (Chile, Colombia and Argentina).
ii) Strategy for Prioritizing: Our focus now is on our Tier 1 suppliers as they represent the largest share of our procurement spent annually.
iii) The measures of success at this stage of engagement are (1) quantitative - how many suppliers respond to the annual Questionnaire and are willing to collaborate, and (2) qualitative - with those suppliers who express interest in collaboration, the level of interaction we get, the unofficial "benchmarking" of current practices and improvement opportunities.

* Please note that a Tier 1 or critical supplier is classified as being the most complex (or when is key to mitigate risks or economic impact associated with the supplier or spend category), and highest spend volume (or when there are opportunities for value co-creation).

CC14.4b

To give a sense of scale of this engagement, please give the number of suppliers with whom you are engaging and the proportion of your total spend that they represent

Number of suppliers	% of total spend (direct and indirect)	Comment
14	20%	The number presented above represents a portion of our total Tier 1 suppliers who have been approached by AES with a proposal to start engagement / collaboration on relevant environmental matters. If we consider the universe excluding our fuel and energy suppliers, then it represents 58% of our total spend.

CC14.4c

If you have data on your suppliers' GHG emissions and climate change strategies, please explain how you make use of that data

How you make use of the data	Please give details
Use in supplier scorecards	The information received through the Sustainability Supplier View will allow AES to understand and evaluate the suppliers' sustainability practices. This will allow to make business decisions and also identify further areas of collaboration with suppliers. Our collaboration at this stage of engagement is centered around discussion of current practices and knowledge sharing, as well as identification of improvement opportunities.

CC14.4d

Please explain why you do not engage with any elements of your value chain on GHG emissions and climate change strategies, and any plans you have to develop an engagement strategy in the future

Further Information

Module: Sign Off

Page: CC15. Sign Off

CC15.1

Please provide the following information for the person that has signed off (approved) your CDP climate change response

Name	Job title	Corresponding job category
Adriana Roccaro	Sustainability	Environment/Sustainability manager

Further Information

CDP 2016 Climate Change 2016 Information Request

Exhibit D


AES
we are the energy

AES SUSTAINABILITY REPORT




2015







TABLE OF CONTENTS

STATEMENT FROM THE CEO

The AES Corporation has been at the forefront of bringing innovation to generating and distributing electricity more efficiently to fulfill our mission of improving lives by leveraging energy solutions that include a wide range of technologies, fuel types and renewable energy sources to help meet the world's energy needs.

AES started as one of the first independent electricity power producers in the United States and is now a major supplier of power in 18 countries around the world. Our ability to contribute to fueling the energy needs of the markets we serve relies on us being a sustainable company.

In late 2011 we implemented a new long-term strategy to create value to our shareholders by reducing complexity, leveraging our platforms for long-term growth, performance excellence, expanding access to capital and allocating it in a disciplined manner.

We continue to make important progress against our strategic objectives - enhancing shareholder returns, ranking as a sustainable company and creating a great place to work for our people.

In 2015 we were able to extend our progress despite a continuing challenging macroeconomic environment, with foreign currency fluctuations, low commodity prices and also continuing hydrology issues. We anticipate these challenges to persist in 2016 and we are taking actions to mitigate their impact on our financial results.

In 2015 AES was ranked on the Dow Jones Sustainability Index for North America for the second year in a row. AES businesses were also recognized in ten markets for being a top workplace, including Argentina, Brazil, Bulgaria, Chile, the Dominican Republic, El Salvador, Mexico, Panama, the Philippines and Puerto Rico. We were also named by Ethisphere as one of the World's Most Ethical Companies for the second year in a row.

In addition, AES and many of our businesses around the world were also recognized for excellence for customer service; Corporate Social Responsibility; safety and the environment; and operational excellence.



Building the energy company of the future

Compared to 2011, we have significantly reduced the complexity of our portfolio, while at the same time we improved both safety and our operations.

We put safety first in 2015. During the year we experienced no AES people fatalities and our safety efforts were recognized externally with finalist designations for notable awards from the Campbell Institute and the Edison Electric Institute.

We had directed the majority of our discretionary cash to share buybacks, debt repayments and dividends over the past four years, but we have also been prudently investing in platform expansion projects together with financial partners.

Mong Duong 2, our 1,200 Megawatts (MW) facility in Vietnam, came on-line ahead of schedule and under budget. With new projects we added over the course of the year, our construction portfolio remains the largest in AES' history with 7,800 MW in construction or in advanced stages of development in the United States, Chile, Panama, India and the Philippines.

Notably, AES in Panama won a competitive bid process to supply 380 MW of new capacity. The project, which we are calling AES Colon, will include the construction of the country's first natural gas-fired plant, and a 180,000 m^3 LNG storage tank and regasification facility.

We continuously review the potential impacts of technological and regulatory changes on our business, including on our planned investments. Our development efforts are increasingly focused on natural gas, energy storage, solar and hydroelectric opportunities. These projects are key to positioning AES for sustainable growth over the medium term, as well as maintaining our competitive edge.

In the 2012-2015 period, the execution of AES' strategy resulted in a 17% decline in AES' global Scope 1 emissions and in 2015 we continued to maintain our market leadership position in the use of lithium ion batteries for energy storage and grid stability. Navigant Research named AES the number one systems integrator and Fortune Magazine declared, "Long before Tesla made grid batteries cool, there was AES."

We expect the global electric sector to reduce the carbon intensity of electric generation and we seek to maintain and strengthen our leadership position during this transformation.

The macroeconomic environment has been challenging but the strong execution of our strategy will allow us to weather this unfavorable environment and just as importantly, will allow us to continue to reposition our portfolio in spite of near-term headwinds.

Andrés Gluski, *President & CEO*

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

ORGANIZATION PROFILE

The AES Corporation (NYSE: AES) is a Fortune 200 global power company that was founded in 1981. The company is headquartered in Arlington, Virginia, USA and is a publically traded global power company incorporated under the laws of Delaware, governed by a Board of Directors.

We provide affordable, sustainable energy to 18 countries through our diverse portfolio of distribution businesses as well as thermal and renewable energy generation facilities. Our workforce of 20,971 people is committed to operational excellence and meeting the world's changing power needs.

We are dedicated to improving the lives of our customers by leveraging our energy solutions that encompass a broad range of technologies and fuel types, including coal, diesel, gas, oil, pet coke and renewables. Our people share a passion to help meet the world's current and increasing energy needs, while providing communities and countries the opportunity for economic growth due to the availability of reliable, affordable electric power.

THE COMPANY IS ORGANIZED IN SIX MARKET-ORIENTED STRATEGIC BUSINESS UNITS (SBUS)[1]:



ANDES:

Chile, Colombia and Argentina

ASIA:

Vietnam, Sri Lanka, India and the Philippines

BRAZIL:

States of São Paulo and Rio Grande do Sul

EUROPE:

Bulgaria, Jordan, Kazakhstan, the Netherlands and the United Kingdom

MCAC (Mexico, Central America and the Caribbean):

El Salvador, the Dominican Republic, Mexico, Panama and Puerto Rico

US (United States of America):

States of California, Hawaii, Indiana, Maryland, Ohio, Oklahoma, Pennsylvania, Arizona, Massachusetts, US Virgin Islands, Connecticut, Colorado, Georgia, Texas and West Virginia

[1] As of December, 2015

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

Within our six SBUs mentioned above, we have two lines of business. The first business line is generation, where we own and/or operate power plants to generate and sell power to customers, such as utilities, industrial users and other intermediaries. The second business line is utilities, where we own and/or operate utilities to generate or purchase, distribute, transmit and sell electricity to end-user customers in the residential, commercial, industrial and governmental sectors within a defined service area. In certain circumstances, our utilities also generate and sell electricity on the wholesale market.

AES has the most comprehensive and accomplished fleet of battery-based energy storage in the world, with 106 Megawatts (MW) in operation in four countries. We have another 60 MW under construction and a further 228 MW in advanced stage of development.

36,044 GROSS MW IN OPERATION (includes Energy Storage)


OIL, DIESEL & PET COKE
5%
RENEWABLES² 24%
COAL 40%
NATURAL GAS 31%
MW by Fuel type
FIGURE 1


ASIA
6%
ANDES 23%
EUROPE 19%
BRAZIL 9%
MCAC 9%
US 34%
MW by Strategic Business Unit
FIGURE 2

27,063 PROPORTIONAL MW IN OPERATION (includes Energy Storage)


OIL, DIESEL & PET COKE
5%
RENEWABLES² 16%
COAL 43%
NATURAL GAS 36%
MW by Fuel type
FIGURE 3
ASIA
5%
ANDES 22%
EUROPE 19%
BRAZIL
3%
MCAC 9%
US 42%
MW by Strategic Business Unit
FIGURE 4

² Renewables includes: small and large hydro; wind; solar; energy storage; biomass and landfill gas

THE AES CORPORATION* As of December 31, 2015 (FIGURE 5)

Total number of EMPLOYEES

20,971

Total number of

COUNTRIES/OPERATIONS/UTILITIES

18 Countries

112 Generation Facilities

08 Utilities

NET revenue

$15 Billion

TOTAL assets

$37 Billion

QUANTITY of products or services provided (gross)

36,044 MW CAPACITY;

91,727 UTILITY GWH

BENEFICIAL Ownership


15.9%
T. ROWE PRICE ASSOCIATES, INC.
BLACKROCK
9.9%
9.2%
THE VANGUARD GROUP
ROBECO
6.5%
5.1%
STATE GLOBAL ADVISORS

MATERIAL ASPECTS HIGHLIGHTED IN THIS REPORT

The report has been prepared in accordance with the recommendations of the Sustainability Reporting Guidelines, version 4.0, of the Global Reporting Initiative (GRI Guidelines). We have chosen to prepare the report in accordance with the criteria listed under the "core" option and include responses to guidance specifically for Electric Utility Sector Disclosures. We have also responded to several aspects and disclosures listed under the "comprehensive" option. This report is structured to present the following "material aspects" within the context of our five broad strategic initiatives.

FINANCIAL EXCELLENCE	Economic Performance Investment Return on Capital Allocation
OPERATIONAL EXCELLENCE	Availability, Reliability and Access to Electricity Cybersecurity Disaster/Emergency Planning and Response
ENVIRONMENTAL PERFORMANCE	Aspect: Air Emissions Aspect: Water Aspect: Effluents and Byproducts Aspect: Biodiversity
STAKEHOLDER ENGAGEMENT	Impacts On Education and Living Standards in Our Communities Public Safety
OUR PEOPLE	Global Talent Management Occupational Health and Safety

FINANCIAL EXCELLENCE

We have a unique portfolio of businesses with a presence in both stable developed markets and rapidly growing developing markets. This makes AES positioned to deliver sustainable long-term growth in cash flow, dividends and earnings.

As we strive to create long-term shareholder value by providing safe and reliable electricity related services, financial success enables us to continue to attract capital and talented people as well as to invest in new projects and innovative solutions for our customers.

To ensure the company's economic sustainability, we manage our financial performance in line with our corporate strategy set by our CEO and Executive Leadership Team (ELT) and approved by our Board of Directors.

In accordance with our strategic priorities, we operate our portfolio to create value for our stakeholders, generate capital for growth investments, enable debt repayment and support a strong and growing shareholder dividend.

We focus growth investments on platform expansions in markets where we have a competitive advantage and exit markets where we do not; and enhance the stability of cash flow and earnings from our businesses through contractual, regulatory and hedging activities. We compare our performance relative to the Standard & Poor's 500 Utilities Index to achieve total shareholder return that is greater than our peers.

To guarantee our investment opportunities are aligned with this strategy, we have an investment decision-making process in place that incorporates comprehensive analysis of project, economic, environmental and social risks, both at the corporate and local level. The approval process includes three decision points through an Investment Committee as well as a presentation to the Board of Directors for major projects.

Anticipating, identifying and managing risk is an essential element of our governance and financial management functions. Risks are managed at the corporate and SBU levels by minimizing exposure during the initial structuring of a business, and then by combining all present risks under the Risk Management Team. Further details on risk management are available on our website and in our 2015 AES Annual Report and Form 10-K.

ASPECT: Economic Performance and Investment Return on Capital Allocation

During 2015, we continued to execute our long-term strategy to create sustainable shareholder value by simplifying our geographic footprint, improving our balance sheet and debt profile, fine-tuning our financial exposure by bringing in partners at the business and project level, and profitably expanding our local platforms.

Significant macroeconomic headwinds impacted our Adjusted Earnings Per Share (EPS) resulting in US $1.22, which is down compared to US $1.30 in 2014. However, as a result of our consistent actions, we generated Proportional Free Cash Flow of US $1,241 million, up 39 percent compared to 2014.

By taking a long-term perspective on investing our free cash flow, we seek to maximize risk-adjusted returns to our shareholders. Since 2011, we have generated substantial cash that we allocated in line with our capital allocation framework. We invested US $1,951 million to prepay and refinance Parent debt; returned US $2,033 million to shareholders through share repurchases and a quarterly dividend; and invested US $941 million in our subsidiaries, largely for projects currently under construction.

Our key achievements in 2015 included:

- Returning 62 percent of discretionary cash to shareholders

- Increasing our quarterly dividend by 10 percent, to US $0.11 per share, beginning in the first quarter of 2016
- Investing US $826 million in our balance sheet by repurchasing shares, as well as prepaying and refinancing debt
- Bringing online 1,484 MW of new projects, with an additional 5,620 MW currently under construction and expected to come online through 2018
- Advancing select platform expansion projects in the Philippines, Panama and California

Aligned with our goal of reducing complexity, we have exited businesses and markets where we do not have a competitive advantage to simplify our portfolio and reduce risk. Over the past four years, we have raised more than US $3.1 billion in equity proceeds from asset sales, decreasing the total number of countries where we have operations from 28 to 18. In 2015, we announced or closed US $787 million in proceeds from the sales or sell-downs of seven businesses.

Partnerships help us to reduce risks and enhance our returns. The more we diversify capital, the faster we can grow. If we build with capital partners, we can extend our market leadership and increase our value — and we can do it quickly. Overall, our current partners can be placed in three broad categories: local, international and institutional/multilaterals.

Since 2011, we have raised more than US $2.3 billion by incorporating financial partners on our construction projects. In 2015 alone we brought six projects online for a total of nearly 1.5 gigawatts (GW), with each one completed on time and on budget.

The macro environment has been and continues to be challenging. However, we will be able to capture the financial upside when these trends reverse. In the meantime, our portfolio generates strong and growing free cash flow. Consistent with our track record, we will continue to cut costs, streamline our business and allocate our discretionary cash to maximize value for our shareholders.

AES AND GRUPO BAL FORM PARTNERSHIP TO DEVELOP POWER AND INFRASTRUCTURE PROJECTS IN MEXICO

In August 2015, AES announced a joint venture through its local subsidiary AES Mexico with Grupo BAL, one of the largest business conglomerates in the country. Through this alliance, both companies will contribute their own competitive advantages in operations, finance and corporate governance.

The joint venture's projects will focus on power generation through conventional and renewables, energy storage, desalination and natural gas infrastructure projects, with the objective of speeding up growth in Mexico's energy market and to become a key player in the industry.

AES has extensive experience in Mexico, including three power plants with an installed capacity of 1,055 MW. It is projected that Grupo BAL's companies will experience significant growth over the coming years, which will substantially support the development of successful energy projects in a short time.

AES Mexico has been a successful business in Mexico for more than 15 years. Now with Grupo BAL, we are poised to take advantage of the growing demand in the country's energy market.

OPERATIONAL EXCELLENCE

Excellence is both a goal in itself and the way to achieve that goal. Striving for excellence is one of AES's core values; it is what defines the company's people all around the world. It means continually working to improve ourselves and our business operations.

AES people take the initiative to improve their work, which in turn improves the performance of the entire company and allows our businesses to deliver more affordable, reliable and sustainable energy solutions to our customers and ensure our plants are available to operate as much time as possible.

AES Tietê, part of the Brazil SBU, became a pioneer by becoming the first company in Latin America to receive the ISO 55001 certification in asset management in the scope of operation and maintenance of large and small hydroelectric power plants, including the management of reservoirs, energy generation processes, and support. This important achievement proves the efficiency of our work processes. Later in the year, AES Eletropaulo and AES Sul, both part of the Brazil SBU, received the same certification, which is required for sub-transmission systems and aboveground distribution systems (and underground systems in the case of AES Eletropaulo) as well as the associated automation systems necessary for the supply of electricity within the concession area.

But our definition of operational excellence goes beyond. It also includes managing physical and cybersecurity risks, disasters and emergencies, public safety, and environmental performance.

To measure the performance of all our distribution and generation businesses, we have a uniform system of Key Performance Indicators (KPIs). The KPIs are tracked monthly and reported in Monthly Performance Review meetings. Additionally, operational KPIs are tied to the compensation of AES people at the business and corporate levels. Yearly global KPI targets, disclosed in corporate filings, are set by the Compensation Committee.



ASPECT: Availability, Reliability And Access To Electricity

Our generation businesses help markets meet their existing and growing electricity demand needs, while our utilities businesses deliver electricity to more than 10 million customers.

Providing reliable energy is essential to the millions of customers we serve in every market. Many businesses and families rely on the electricity AES provides around the world every day. Every locality has its own energy needs, requiring different combinations of technologies and fuels. We focus on developing the ideal solutions for the markets we serve.

It is not enough for us to meet today's energy needs; we are generating new ideas at the forefront of energy — from our industry-leading battery storage solutions to our natural gas operations powering California to our smart grid that contributes to Brazil's sustainability.

Generation



AES owns and/or operates a generation portfolio of gross 36,044 MW, including the generation capabilities of our integrated utilities. We generate electricity for our customers — such as utilities, industrial users and other intermediaries — under both long-term contracts and in competitive markets. Our diversified generation fleet provides diverse fuel technologies that are well-suited to the different markets in which we operate.

We have a first-mover advantage in many markets. For example, AES implemented the first large-scale energy storage project in Chile and India, secured a 10-year Power Purchase Agreement (PPA) for Panama's first natural gas-fired plant, and built Vietnam's cleanest coal-fired plant with state-of-the-art environmental controls.

The energy industry is changing fast with increasing options available to our customers and a drive towards market integration. We are already seeing these changes play out in the United States as more consumers adopt distributed generation solutions. To speed our entry into this market, in 2015 we acquired Main Street Power Company and renamed the group AES Distributed Energy.

AES Distributed Energy currently brings reliable and cost-effective distributed energy systems to schools, municipalities, utilities, corporations, and commercial and industrial clients in the United States. AES Distributed Energy has over 100 MW of distributed generation solar PV projects in operation or under construction in the United States with another 100+ MW in development.

During 2015 our proportional net energy generated was 88,691 Gigawatts/hours (GWh).

TABLE 1 - 2015 NET ENERGY GENERATED (GWH) BY FUEL TYPE (Equity Adjusted Values)

Fuel type	Net Energy Generated by AES
Coal	52,907 GWh
Natural Gas	19,086 GWh
Renewables (Hydro, Wind, Biomass, Landfill Gas)	11,814 GWh
Oil, Diesel & Petcoke	4,884 GWh
Total	88,691 GWh

Our generation portfolio's performance in terms of commercial availability (CA) in 2015 showed an improvement in all fuel types with the exception of our gas plants, which had a slight decrease driven by the dispatch characteristics of the units (those plants are under tolling agreements and therefore are dispatched at minimal load, negatively affecting the efficiency metrics).

TABLE 2 - COMMERCIAL AVAILABILITY BY ENERGY SOURCE, 2012-2015

Commercial Availability (CA)[3]	2012	2013	2014	2015
AES Total	**89.1%**	**93.5%**	**90.50%**	**89.85%**
Coal	88.3%	88.4%	83.51%	85.13%
Gas	91.4%	90.4%	95.31%	94.15%
Hydro	97.1%	98.3%	97.0%	99.41%
Oil	99.0%	100%	95.47%	100%
Wind[4]	96.8%	96.3%	95.65%	95.12%

[3] Commercial Availability: Actual variable margin, as a percentage of potential variable margin if the unit had been available at full capacity during outages

[4] Commercial Availability of a wind farm is determined using a different methodology, that is why it is not included in the AES Total

Our markets offer attractive long-term potential for growth. In Argentina, Chile, Colombia, Mexico and the Philippines, demand growth is in the 3-5 percent range; while in Panama, Vietnam and India, growth is expected to be in the 6-10 percent range over the next three years. The one notable exception is Brazil, where demand for electricity dropped 5 percent in 2015 and we are not forecasting a recovery until 2018.

In all these countries, local governments and authorities perform studies to anticipate energy needs and address projected long-term electricity demand. Our businesses can act as market players and make investments aligned with our corporate strategy. For our utility businesses, new plants may be built in response to customer needs or to comply with regulatory developments and are developed subject to regulatory approval. For our generation businesses, our priority for development is platform expansion opportunities, where we can add on to our existing facilities in our key platform markets where we have a competitive advantage.

Since 2011 we have brought 15 projects online for a total of 3,636 MW. In 2015 alone, this included five projects for a total of 1,484 MW in five countries, including 20 MW of Energy Storage projects:

- 1,240 MW Mong Duong 2 in Vietnam — brought online six months early and under budget
- 152 MW Guacolda 5 in Chile
- 72 MW Estrella del Mar I in Panama
- 10 MW Kilroot Advancion Energy Storage Array in Northern Ireland
- 10 MW Netherlands Advancion Energy Storage Array in the Netherlands

We also broke ground in two additional Energy Storage projects in the United States (20 MW) and the Philippines (10 MW) and started the conversion of a coal power plant into gas (630 MW) in Indiana, in the United States. Our total new capacity under construction is 3,907 MW in six different countries:

TABLE 3 - MEGAWATTS UNDER CONSTRUCTION, 2015

Country	Power Plant	Fuel	Gross MW
Chile	Cochrane	Coal	532
	Alto Maipo	Hydro	531
	Cochrane Energy Storage[1]	Energy Storage	20
	Andes Solar	Solar	21
Colombia	Tunjita	Hydro	20
Dominican Republic	DPP (Los Mina) Conversion	Gas	112
India	OPGC 2	Coal	1,320
United State	Eagle Valley CCGT	Gas	671
	Harding Street Units 5-7	Gas	630
	Warrior Run Energy Storage[1]	Energy Storage	10
	Harding Street Energy Storage[1]	Energy Storage	20
Philippines	Masinloc Energy Storage[1]	Energy Storage	10

[1] Energy Storage MW are power plant equivalent, dispatchable resources, including supply and load capability.

In the next year, we expect to break ground on a 350 MW natural gas combined-cycle plant in Panama. Along with our partner, Grupo Motta, we won a competitive bid for this project with a 10-year PPA. Using this bid as an anchor, we plan to build a liquefied natural gas (LNG) regasification and storage facility, very similar to the one we built and have successfully operated for 13 years in the Dominican Republic. With the completion of this facility, we will be the largest LNG offtaker in the Caribbean and Central America.

In addition, we plan to break ground on a 300 MW expansion of our 630 MW Masinloc thermal power plant in the Philippines. The US $740 million project will be funded through a combination of local debt capacity, partner equity, and free cash flow from our existing business in the Philippines.



RENDER OF THE FACILITY

CREATING THE NATURAL GAS MARKET IN PANAMA

In September 2015, AES and its subsidiary, Gas Natural Atlántico S.R.L., won the public bidding process held by Panama's electric transmission company, ETESA, to supply 380 MW of new capacity. We expect to break ground on this project in 2016 with completion expected in 2018.

The project represents an investment of more than US $1 billion and will include the construction of a low-emission, natural gas combined-cycle plant (AES Colón) and a 180,000 m³ LNG storage tank and regasification facility — which will supply gas to the plant as well as to potentially serve the growing demand for natural gas in Central America.

AES Colón LNG tank will have more capacity to support future growth and it will contribute to the competiveness of local industries. It will also help mitigate emergency situations like the power rationings that occurred because of adverse weather conditions. It will generate around 2,000 direct and indirect jobs during its construction period and almost 250 during its operation.

Building a state-of-the-art LNG regasification terminal near the entrance of the enlarged Panama Canal will enable Panama to become an energy hub for Central America by supplying lower cost, reliable and sustainable fuel that will benefit many sectors, including electricity generation, transportation and ship bunkering.

AES entered Panama in 1999 and since then has invested more than US $1.3 billion in the country. Currently, AES owns 777 MW of mostly hydroelectric generation in Panama.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

Distribution

Our eight AES utility businesses distribute power to 10.5 million people in three countries. Our two utilities in the United States also include generation capacity. The utility businesses have a variety of structures, ranging from integrated utility to pure transmission and distribution businesses. In general, our utilities sell electricity directly to end-users — such as homes and businesses — and bill customers directly.

TABLE 4 - LENGTH OF DISTRIBUTION AND TRANSMISSION LINES (by SBU and Country)

Profile by SBU	Country / Business	Transmission Lines (Km) (High Voltage)		Distribution Lines (Km) (Low Voltage)	
		OVERHEAD	UNDERGROUND	OVERHEAD	UNDERGROUND
Andes	Chile	1,208	-	-	-
Brazil	Eletropaulo	1,646	202	38,558	2,213
	Sul	2,058	-	65,085	-
	TOTAL Brazil	3,704	202	103,643	2,213
MCAC	El Salvador	-	-	36,500	84
United State	IPL	1,336	8	12,802	7,700
	DPL	2,951	6	16,931	5,820
	TOTAL US	4,287	14	29,733	13,520
Total AES		9,199	216	169,876	15,817

Our utility businesses must meet certain reliability standards, such as duration and frequency of outages. Those standards may be specific with incentives or penalties for performance against these standards. In other cases, the standards are implicit and the utility must operate to meet customer expectations.

The reliability of our distribution networks is tracked by the average number and duration of system interruptions per customer and is consolidated based on ownership-adjusted EBITDA. In addition, AES sets targets for customer satisfaction (percentage of customers satisfied/greatly satisfied) as one of five KPIs for the utilities businesses.

Apart from our Brazilian businesses, the performance in the reliability KPIs improved for all distribution companies. Additionally, Indianapolis Power & Light Company (IPL), part of the US SBU, was recognized by PA Consulting Group as the recipient of the 2015 ReliabilityOne™ Award for Outstanding Midsize Utility. To be eligible for this recognition, a utility must deliver a reliability performance ranked in the top 95th percentile.

Severe weather-related impacts at our Brazilian distribution businesses produced a slight increase in overall duration of system interruptions. The area served by AES utilities in Brazil experienced a significant increase in the frequency and intensity of thunderstorms. The number of events with winds exceeding 60 km/h (capable of breaking off tree branches or uprooting trees) was 72 percent higher than in previous years in AES Eletropaulo's concession area, while winds of more than 130 km/h and more than 20,000 lightning strikes hit almost all cities in AES Sul's concession area.

TABLE 5 - SYSTEM AVERAGE INTERRUPTION DURATION INDEX (SAIDI)[5], 2012-2015

Business	2012	2013	2014	2015	2015 Target
Actual AES	**7.01**	**5.96**	**6.13**	**6.49**	**4.84**
AES El Salvador	17.39	18.31	19.38	14.91	
AES Eletropaulo	8.35	7.99	13.25	23.42	
AES Sul	14.26	14.08	18.30	19.10	
Dayton Power & Light (DP&L)	1.56	1.32	1.82	1.75	
Indianapolis Power & Light (IPL)	0.95	0.81	0.95	0.81	

[5] SAIDI - represents the total minutes of interruption the average customer experiences annually

TABLE 6 - SYSTEM AVERAGE INTERRUPTION FREQUENCY INDEX (SAIFI)[6], 2012-2015

Business	2012	2013	2014	2015	2015 Target
Actual AES	**3.93**	**2.97**	**3.70**	**3.50**	**3.46**
AES El Salvador	7.52	6.92	5.93	5.71	
AES Eletropaulo	4.64	4.34	3.81	6.41	
AES Sul	8.44	7.41	8.99	8.41	
Dayton Power & Light (DP&L)	0.79	0.58	0.92	0.92	
Indianapolis Power & Light (IPL)	0.82	0.73	0.71	0.66	

[6] SAIFI – represents the average number of interruptions the average customer experiences annually.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

Customer Satisfaction

AES sets annual targets for customer satisfaction as one of five KPIs for utility businesses that impacts annual compensation of business leaders. The targets and actuals are tracked on a monthly basis in the Executive Monthly Performance Review meeting.

AES utilities participate in national and/or regional third-party surveys. These include CIER (Regional Energy Integration Commission) for our El Salvadoran utilities, ABRADEE (Brazil Association of Energy Distributors) for Brazilian utilities, and J.D. Power & Associates for IPL and DP&L.

The overall customer satisfaction data provided represents residential retail and commercial results from all AES utility business.

TABLE 7 - AES CONSOLIDATED CUSTOMER SATISFACTION FOR DISTRIBUTION BUSINESSES, 2012-2015

	2012[7]	2013	2014	2015	2015 Target
Percentage of customer satisfaction	79.1	86.4	85.6	83.9	84.9

[7] The consolidated Customer Satisfaction Totals from 2012 do not include IPL and DPL satisfaction results due to the different survey methodologies.

During 2015, we saw a decrease of 1.98 percent in overall customer satisfaction from 2014, which was caused by external factors that occurred close to the survey dates and are related to the severe weather conditions mentioned previously as well as increased rates in Brazil. (Due to a new tariff adjustment, AES Brazil distribution customer bills increased by more than 70 percent for AES Eletropaulo, and 49.59 percent for AES Sul.)

Some of our customer satisfaction highlights include:

US SBU

- IPL has the best satisfaction rating among Indiana investor-owned utilities as measured by the J.D. Power and Associates 2015 Electric Utility Residential Study™.
- IPL was one of only three Midwest electric utilities named as achieving the Most Trusted Brand status by Cogent Reports™, a division of Market Strategies International. In addition, IPL was ranked in the top 10 utilities overall for community outreach.
- IPL was named a 2015 Environmental Champion by Cogent Reports™
- IPL was recognized as a 2015 Customer Champion by Cogent Reports™
- IPL customers rated their overall customer satisfaction with IPL at 90.1 in 2015 as measured by Metrix Matrix, Inc.
- IPL received the ReliabilityOne™ Award for Outstanding Midsize Utility.

Brazil SBU

- AES Brazil was recognized by Smart Contact Center with two silver and one gold trophies for "Respect for the Client and Corporate Relationship."
- AES Eletropaulo received a gold trophy and two silver trophies by Smart Contact for its customer relationship practices.

Our generation businesses also focus on customer satisfaction, which is measured through surveys and discussions related to long-term purchase power agreements.

AES ELETROPAULO'S CLIENT SATISFACTION PROGRAM CELEBRATES TWO YEARS OF SUCCESS



Two years ago, AES Eletropaulo (part of our Brazil SBU) created a program that promoted a culture of customer service and customer satisfaction. Jeito AES de Atender (or AES Way of Providing Customer Service) has resulted in the training of more than 13,000 people to support a customer-oriented approach.

The program was implemented in 2013 with the primary goal of ensuring a standard in all interactions with our customers. This program helps disseminate the culture of and engagement around the quality and assertiveness we need when in contact with our customers.

Thanks to the program's success at AES Eletropaulo, the program was launched at AES Sul during 2015. Using the golden rule and consultative services as tools, we trained more than 1,300 of our people who work directly with customers.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

Energy Storage

Energy storage is referred to as the holy grail of the electric power sector: reducing costs, supporting renewables, and enabling a resilient grid.

We continue to maintain our place as the world leader in battery-based energy storage solutions, which improve flexibility and reliability of the power system as well as provide customers with an alternative to traditional peaking power plants.

We currently have 106 MW in operation in four countries. We have another 60 MW under construction and a further 228 MW in advanced stage development in the United States, Latin America and Asia, including the 100 MW we have under contract in California.

In 2015 at the Warrior Run facility in Cumberland, Maryland, AES announced the first 10 MW deployment of AdvancionTM 4, the next generation of battery-based energy storage. Advancion is a complete, battery-based alternative to peaking power plants that provides a dependable, smart and cost-competitive means to modernize power systems. Advancion 4 is among the most proven energy storage platforms available, resulting from more than eight years of our commercial experience operating grid-connected energy storage.

The first Advancion 4 Array in Europe and the second Advancion 4 installation globally, a 10MW energy storage system in Vlissingen, Netherlands, began commercial operations on December 2015. Just one day later, the second European Advancion 4 Array began commercial operations in Carrickfergus, Northern Ireland. The Kilroot Advancion Energy Storage Array in Northern Ireland is the first advanced battery-based energy storage facility and the first transmission grid scale array in the country.

As a part of our drive to maintain the cost competitiveness of our product, we signed an agreement with LG Chem in 2015 to supply batteries for our pipeline of energy storage projects. Utilities, developers and power system operators seeking to install storage to lower costs, improve reliability and reduce emissions will benefit from the combination of AES, the leading grid-scale energy storage integrator, and LG Chem, the leading battery supplier.


03
04
AES
AES

ASPECT: Cybersecurity

At AES, we consider cybersecurity a safety issue that starts with our people — we must put safety first when leveraging the power of the Internet both at work and at home. The energy sector continues to be one of the top targeted industries in regard to industrial control system attacks.

According to the Industrial Control Systems Cyber Emergency Response Team (ICS CERT), the organization responsible for industry response to cybersecurity threats in the United States, in 2015 the energy sector garnered 16 percent of industrial control system attacks, second only to the critical manufacturing sector. Additionally, 12 percent of incidents in 2015 had evidence of actual intrusion into the victim's control system environment.

As a result of the growing cyber threats targeting industrial control systems, the U.S. Congress and the European Community (EC) continue working to strengthen national policy and regulatory requirements.

Although AES has not experienced any significant intrusion to our systems or customer data, the converging trends drove the recent evolution of our cybersecurity plan from broad strategic goals to a highly organized program supported by five well-defined elements (see Figure 6).

In order to better manage global cyber risk, the AES Cybersecurity Team implemented a Data Lifecycle Risk Model to address cybersecurity risk at the data, infrastructure/application and end user levels as well as a cyber-risk impact methodology for physical assets in the power operations environment. The Cybersecurity Team continuously refines the program's risk-based approaches to address the constantly changing threat environment that the energy sector and, more specifically, AES must counter on a real-time basis.

In 2015 we implemented an expanded version of the AES Cybersecurity Guidelines to better address critical operational systems risks. The latest guidelines were developed in synchronization with the AES Cyber Program's strategic roadmap and evolving cyber risks, and are based on industry standards such as the U.S. Department of Energy's Capability Maturity Model, SANS Institute Critical Controls and the U.S. National Institute of Standards and Technology (NIST) Cybersecurity Framework.
In order to further mitigate cyber-risk, the AES Chief Information Security Officer (CISO) works in direct coordination with all AES businesses to identify risks and determine appropriate mitigation solutions and best practices in proactive monitoring. AES also partners with key U.S. government agencies and other agencies abroad as well as with leading technology companies to help reduce the likelihood of a cyberattack and allow the AES Cybersecurity Team to respond quickly and appropriately if the company is impacted.

To better communicate the growing importance of cybersecurity to our business success, the AES Cybersecurity Team developed a unified communication strategy designed to collect all of the communication

FIGURE 6 - AES CYBERSECURITY PROGRAM ELEMENTS


Risk Management
Governance and Policy
Cyber Communications
Program Elements
Cybersecurity Operations
AES Cyber Training

means and channels currently used as well as leveraging others used by different functions within AES. The goal is to better communicate a consistent set of cybersecurity themes and reinforce safe and secure behavior. These efforts will aid in the institutionalization of other program elements and ensure a more secure and self-perpetuating cybersecurity culture.

In 2015, the Global Cybersecurity Team received an award from Info Security for the development of the AES Cyber Ninja Guide, which provides a comprehensive set of guidelines designed to educate, enable and empower AES people and contractors to play an active role in protecting themselves and their families from the growing risks of connectivity.

The guide was prepared through a collaborative effort among all six SBUs and the AES Cybersecurity Team. It covers topics related to:

- Cybersecurity when working in the field or in AES facilities;
- Cybersecurity when working outside the office;
- Suggestions on what to do in specific threatening situations; and
- Cyber safety tips when traveling.

AES CYBER NINJA
Educate. Enable. Empower
- Cyber Ninja Guide -

On the technical side of cybersecurity operations, the corporate office has continued to work with the SBUs to improve the security architecture and segmentation of their networks. In addition, AES Corporate and SBUs have begun the process of transitioning to a single global Security Operation Center (SOC) to unify cyber defenses and create cost savings and technical synergies for both enterprise and power operations systems and applications.

Operationally, the AES Cybersecurity Team was also recognized in 2015 by Info Security for the deployment of our Global Advanced Threat Detection Initiative conducted in partnership with FireEye, world-recognized leaders in cybersecurity intrusion protection. The initiative involved a phased rollout conducted in coordination with all our Strategic Business Units worldwide as well as our Corporate Office in the United States. This initiative adds a layer of world-class intrusion detection and response to our defense-in-depth protected enterprise environment.

Finally, from a performance management and audit perspective, we are leveraging existing capabilities and practices to augment our abilities to determine the maturity and level of implementation of our Cybersecurity Program worldwide. AES has established a robust audit schedule that includes cybersecurity audits conducted by our Internal Audits team at each of our SBUs on an annual basis. As an additional performance check, we have integrated a cybersecurity component into our governance, risk management and compliance (GRC) assessment program, which includes specific training requirements for our GRC contractor teams and specificity evaluation criteria for those teams to address during GRC assessments at our facilities.

ASPECT: Disaster/Emergency Planning And Response

Whether a power plant or a distribution business, our AES businesses face potential scenarios and risks that can disrupt operations and the service they provide. Safe, fast and effective power restoration following emergency events is essential to the reliability of electric power generation and distribution systems.

Because we are aware of the critical nature of our service, our businesses have diverse programs in place to ensure our operations are prepared to manage unusual disruptions. Our management approach includes a set of emergency preparedness standards describing requirements for the development, review and implementation of Business Continuity Plans at each AES location. These plans, which also consider local regulations, include preparedness for:

- Operational emergencies;
- Emergencies involving nature, e.g., severe weather, floods, earthquakes, tsunamis, etc.;
- Off-site emergencies that will have a significant impact on operations or staff; and
- Physical security measures, including evacuation of our employees in case of unrest.

Emergency response drills and training are also a requirement of our Global Safety Standard as well as of our Safety Management System. The Global Safety Standard on Emergency Preparedness describes minimum requirements for emergency preparedness plans that address the risk associated with operational activities, man-made emergencies, natural disasters and anticipated industry hazards.

To ensure business continuity, scenarios are defined with action plans to maintain an acceptable level of operational capability while restoring AES operations. Some of the procedures include continual monitoring of weather systems; staging of resources prior to anticipated emergencies; mobilization to restore outages; clear and frequent communications and collaboration with customers, neighboring communities, the media, contractors and government officials; continuous improvement of our emergency response capabilities based on past performance; and extensive storm response training, including detailed storm simulations. In addition, each business trains its people and, when necessary, establishes an educational program with the local communities.

As part of a proactive risk prevention plan for one of its construction projects, IPL, part of the US SBU, partnered with the local municipality for a fire training program on IPL property adjacent to the Eagle Valley power plant. Around 40 firefighters from local fire departments took part in the controlled fire training exercise of an abandoned house. Emergency medical staff and two ambulances were on site, and training was completed incident-free.

In addition to emergency preparedness standards, each business has a comprehensive playbook with the following plans: Business Continuity, Cybersecurity, Physical Asset and Personnel Security, Crisis Communication, Stakeholder Management and Succession.

AES PARTNERS CREATE DISASTER PREVENTION PLANS IN PANAMA

With the goal of empowering communities by managing risks, AES Panama and Panama's Civilian Protection Service (Sinaproc) created a contingency plan for the District of Chepo in northwest Panama.



The contingency plan, the first of its kind in Panama, identified risk scenarios and established responsibilities for each public safety entity, institution and local authority in an emergency situation. The plan documented protocols for six possible emergency scenarios of AES Panama's Bayano hydroelectric plant, including flooding of rivers within the District of Chepo and earthquakes.

The governor of the province of Panama, personnel from Sinaproc, the National Police, Panama's Fire Department, Panamanian Red Cross, Ministry of Health and Chepo's civic associations participated in a workshop to develop the plan.

The Bayano hydroelectric plant has an Emergency Action Plan in compliance with dam safety regulations established by Panama's National Public Services Authority. Bayano is located 80 km east of Panama City. It uses the Bayano reservoir, which has an extension of 352 km^2 and a storage capacity of 27,000 million m^3 of water.

ENVIRONMENTAL PERFORMANCE

AES has been a leader in bringing innovation to generate and distribute electricity in more efficient ways since its foundation. We understand the importance given to sustainability by all our stakeholders — starting with our people and extending into the markets and customers we serve.

The AES portfolio of power generation technologies consists of hydroelectric, coal, petroleum coke, diesel fuel, natural gas, biomass, solar and wind. AES believes that energy security comes from the ability to draw from a range of fuel sources, guided by the philosophy that a diversified fuel platform is the most effective way to secure long-term, sustainable and reliable power.

Our environmental management and performance approach reflects our values and our vision of being the world's leading sustainable power company that safely provides reliable, affordable energy.

Our Approach to Environmental Management

Aligned with our goal of achieving recognition as a top quartile sustainable company, AES takes a proactive approach to environmental management and performance for all operational businesses and construction projects. AES is committed to:

- Setting clear responsibilities for its people, from the leadership team to our people in the field, for environmental compliance with the ultimate objective of attaining world-class performance through an established governance structure;
- Executing a consistent Environmental Management System (EMS) that begins with the AES Environmental Policy and strives for continuous environmental performance improvement;
- Communicating with and listening to all its stakeholders, whether internal or external, on environmental performance matters; and
- Applying AES Values to environmental protection, stewardship and sustainability.

Our governance structure ensures the assignment of clear roles, responsibilities and accountability for overall environmental performance and goal attainment at all levels of our organization. The Nominating, Governance and Corporate Responsibility Committee of the Board of Directors monitors environmental compliance of the company. Ultimately SBU leaders have responsibility for complying with environmental regulation and managing their operations to minimize environmental impact.

The foundation of our environmental management approach is the AES Environmental Policy, which comprises four principles applicable to all our operating businesses and construction projects. It is an expectation that our subsidiary locations apply these principles during their respective daily operations when selecting or evaluating suppliers; developing new services or projects; planning logistics; managing effluents and waste; performing engineering or maintenance operations; and performing due diligence for mergers and acquisitions.

Our EMS, consistent with the principles of the ISO 14001 Environmental Management System standard, provides a framework for managing our material environmental aspects by using continuous improvement principles. Under the framework, each business develops an environmental program that includes environmental procedures, performance monitoring, audits, risk assessments, and the setting of objectives, targets and action plans. Currently about 71 percent of AES people work at locations that have voluntarily certified their EMS to the ISO 14001 international standard.

A key part of our EMS is the 20 environmental management and technical standards that set requirements for all operational and construction locations over which the AES subsidiary or affiliate has ongoing management responsibility. These standards cover topics such as general environmental requirements and prohibitions, spill prevention and control, hazardous waste and chemicals management, PCB management, contractor environmental management, and biodiversity protection. In many cases, the requirements of these standards are more stringent than local regulatory environmental requirements established in the jurisdictions where we are located.

To verify compliance with the AES EMS, we have an audit program in place that includes both formal external and internal audits. All the findings and possible improvements are used to develop action plans.

Since 2008 our EMS approach has focused on identifying material environmental aspects and addressing opportunities for improvement. In 2015 we conducted baseline assessments in the area of biodiversity protection, water resource management and suppliers' exposure to water-related risks. We then proactively used the results of all these assessments to drive further action and continuous improvement.

AES used the services of Lloyd's Register Quality Assurance Inc. (LRQA) to verify and conduct a limited assurance for 2013-2015 of AES':

- Air emissions data
- Water withdrawal and discharge data
- Coal combustion product (CCP) generation and recycle/ reuse data.

In addition to third-party verification, an internal AES quality assurance/quality control (QA/QC) process was used to validate reporting every year.

AES DOMINICA RECEIVES CLEANER PRODUCTION AWARDS



AES Dominicana in the Dominican Republic was recognized at the National Cleaner Production Awards ceremony (Premio Nacional de la Producción Más Limpia) for its commitment to operational excellence with the following awards:

- Cleaner Production Successful Implementation — Water Category: AES Itabo Project, Optimizing the Use of Demineralized Water in Units I and II
- Cleaner Production Successful Implementation — Energy Category: AES Andres Project, Office Air-Conditioning Optimization
- Cleaner Production Excellency — Water Category: AES Andres, Reusing Chiller Condensed Water

The National Cleaner Production Awards, organized by the Dominican Ministry of Environment and Natural Resources, recognizes companies that engage in manufacturing activities or provide services and use a cleaner production strategy such as power efficiency, sustainable use of natural resources and pollution reduction/ prevention. Awards are issued in five different categories: water, energy, materials, renewable energies and environmental management systems.

2015 Global Environmental Goals

As we have previously, in 2015 we set corporate-level environmental goals designed to help us better understand and manage certain specific environmental aspects at the local site level and their impact at the global level. These 2015 corporate-level goals and their results were:

2015 GLOBAL ENVIRONMENTAL GOALS	ACHIEVEMENT
1) Each AES global coal-fired generation power plant will quantify either monthly or quarterly mercury emissions	 GOAL ACHIEVED

In 2015 we decided to enhance our internal emissions quantification of mercury emissions from all coal-fired power plants owned by our subsidiaries, including those outside of the United States. While many of our subsidiaries were reporting their mercury emissions to their local regulatory authorities, we saw an opportunity in consolidating this data on a global basis. As a result, we were able to report mercury emissions from all coal-fired power plants on a consolidated basis in 2015, a significant achievement given our complex global organizational structure.

2) Each AES operating and construction location will complete and submit a completed global baseline greenhouse gas (GHG), biodiversity and water resources management assessment	 GOAL ACHIEVED

To better understand our global exposure to biodiversity and water-related risks, as well as our current local management practices related to GHG emissions, we developed an environmental questionnaire to conduct a baseline assessment. This questionnaire covered topics such as proximity to sensitive/protected biodiversity areas; impact on Red List of Threatened Species, if any; exposure to reputational, regulatory and physical water-related risks; and participation in GHG emission trading schemes. The questionnaire was completed by every AES operational business and construction project, and its results were consolidated and evaluated.

Related to environmental goals, we also developed a set of six environmental leadership KPIs, which support accomplishment of the annual environmental goals. These KPIs track environmental performance in areas of environmental awareness training participation, environmental audits performance, environmental operating events and regulatory proceedings, fines, etc. Each business leader's performance against these KPIs is continually tracked using our global EHS Management Information System (EMIS), the AESOnline System.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

ASPECT: Air Emissions

A growing number of stakeholders and investors are asking companies to reduce air emissions, including GHG. AES businesses track, account for and remain focused on managing air emissions, including innovation to help our customers and communities reduce their energy consumption. Businesses comply with applicable national, local and, in some cases, international regulatory requirements for air emissions.

Our diversified power generation portfolio allows us to develop the right energy solutions for the markets in which we operate. Our company and our businesses lead the industry by expanding energy storage solutions and renewable energy generation to make them more viable and relevant for the future. Additionally, in markets where fossil fuel generation is the right choice for development, we are working to ensure that those resources are used in the most efficient, effective and responsible manner.

Direct Greenhouse Gas Emissions

We follow the principles and requirements of the GHG Protocol's Corporate Accounting and Reporting Standard. Our GHG emissions inventory includes all GHGs covered by the Kyoto Protocol, except for PFCs and NF3 since these are not used in our operations.

Our 2015 Scope 1 data represents our ownership-adjusted CO2 equivalent (CO2e) emissions from the following sources:

- Major fuel-fired power generation stationary sources (e.g., boilers, gas turbines, reciprocating engines);
- Smaller fuel-fired sources (e.g., emergency generators, space heating, portable equipment);
- Vehicle emissions (passenger cars, light trucks, heavy duty vehicles); and
- Direct releases of CH4, SF6 and HFC-based gases.

AES has voluntarily disclosed these and other details on our carbon emissions via the CDP Climate Change Program. Complete details related to our inventory, methodology, regulatory regime, generation sources, etc., can be found on the CDP website.

Table 8 shows direct (Scope 1) GHG emissions values on an ownership-adjusted basis for 2012-2015. The values from 2012-2014 do not match the ones reported in previous report, because they were recalculated using updated emissions factors.

As noted in the table, our Scope 1 emissions stayed below the 2015 target of 80.8 million metric tons. Also the actual Scope 1 emissions have decreased by 15 percent since 2012 due to emission reduction activities, conversion of coal units to gas, portfolio management and lower dispatch by thermal power generation units. Further details of our emissions reduction activities are disclosed below.

TABLE 8 - SCOPE 1 GREENHOUSE GAS EMISSIONS, 2012-2015 EQUITY ADJUSTED

	2012	2013	2014	2015	FY 2015 Target
Direct Emissions (Scope 1)*, *thousands metric tonnes CO2e*	82,330	73,441	77,519	68,634	80,854
Emissions Intensity for Total Generation, *metric tonnes CO2e per MWh*	0.681	0.639	0.692	0.694	

*2012-2013 Scope 1 emissions represent CO2e emissions (including CO2, CH4 and N2O) from major stationary combustion sources only.

TABLE OF CONTENTS | FINANCIAL EXCELLENCE | OPERATIONAL EXCELLENCE | ENVIRONMENTAL PERFORMANCE | STAKEHOLDER ENGAGEMENT | OUR PEOPLE

AES's 2015 CO_2 emissions from biologically sequestered carbon include emissions from our biomass (Laja, Chile, Andes SBU) and landfill gas (Nejapa, El Salvador, MCAC SBU) burning power plants. The decrease since 2012 in biomass is tied primarily to divestiture of Constitución power plant in Chile. Values differ from what was reported in previous years due to recalculations made using new emission factors.

TABLE 9 - CO2 EMISSIONS FROM BIOLOGICALLY SEQUESTERED CARBON, 2012-2015

Biogenic CO2 Emissions (Equity Adjusted)	2012	2013	2014	2015
	THOUSANDS METRIC TONNES			
Biomass	176	97	82	69
Landfill Gas	19	26	22	32
TOTAL	195	123	104	101

AES GENER RECEIVES 2015 ENVIRONMENTAL MANAGEMENT IMPROVEMENT AWARD


ASIVA
2015

AES Gener in Chile received the 2015 Environmental Management Improvement award for its environmental initiatives at the Costa Ventanas power plant. The award was granted by the V Region's Industries Association (ASIVA) during its 62nd Annual Partners Meeting. The award recognized AES Gener's work towards improving the environment through its biorefinery of industrial gases project for clean energy.

The biorefinery project uses gases including carbon dioxide (CO_2), nitrogen oxides (NO_x) and sulfur dioxide (SO_2) from the two Costa Ventanas units as a source of nutrients for the growth of microalgae. Microalgae are used to produce biomass (biofuels and biogas), lipids (industrial and food) and bio fertilizers. The native microalgae are adapted to the environmental conditions of this project. The system does not use electrical energy in the biomass process, and it includes a bypass to ensure a continuous supply of gases in case of outage at one of the units.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

Indirect GHG Emissions, Scope 2 And Scope 3

Based on the GHG Protocol's Scope 2 Guidance, AES has taken a dual reporting approach to estimate 2015 emissions from energy purchases for our own use because we identified that some of our businesses are in markets, where consumers have the opportunity to make decisions about purchasing electricity from providers of their choice. However, market-based information was not available for 2012-2014, so we used a location-based method as a proxy for these years.

Our accounting process for indirect emissions due to energy purchases for our own use will be fine-tuned in the coming years as we continue our analysis of local and regional market conditions.

AES businesses' indirect GHG emissions include emissions from:

- electricity purchased from non-AES generated sources for the our own use (Scope 2);
- for AES distribution companies, transmission and distribution losses of non-AES generated electricity sold to end users (Scope 2);
- for AES distribution companies, sales to customers by our distribution businesses (Scope 3); and
- Business air travel for our global operations (Scope 3).

TABLE 10 - AES INDIRECT GREENHOUSE GAS EMISSIONS (SCOPE 2 AND SCOPE 3), 2012-2015

	2012	2013	2014	2015
	THOUSAND METRIC TONNES CO2e			
Electricity-Related Indirect Emissions (Scope 2*), Equity Adjusted				
Location Based Method	87	90	290	367.8
Market Based Method	87	90	290	368.1
Other Indirect Emissions (Scope 3*), Equity Adjusted				
Emissions due to Sale of Electricity to End Users	No Data	No Data	5,853	6,238
Emissions due to Business Air Travel*	No Data	No Data	1.4	3.2
Total AES				

*Note: 2012-2013 Scope 2 emissions represent emissions from our Brazil SBU only, and Scope 3 air travel emissions are not adjusted for equity ownership.

At our generation stations, a portion of generated electricity is used for "station service" (or own use), making energy purchases from the market unnecessary. Exceptions to this general rule of thumb include periods of outages, which is when electricity is purchased from the market to support our energy needs.
In addition, our transmission and distribution (T&D) businesses purchase electricity for their own use either from the grid or from AES-owned power plants. In the case of purchases from the grid, a certain degree of double counting may be present due to the fact that our portfolio consists of both generation and T&D businesses.

NOx, SO2 and Other Air Emissions

The data in Table 11 has been adjusted by equity ownership and refers to SO2, NOx and mercury emissions resulting from our businesses' major fuel combustion units during the last four years (2012-2015).

TABLE 11 - SO2, NOX AND OTHER EMISSIONS, 2012-2015

Air Emissions (Equity Adjusted)	2012	2013	2014	2015	FY 2015 TARGET
	METRIC TONNES				
Sulfur Dioxide (SO2)	170,256	195,699	222,392	141,333	222,392
Nitrogen Oxides (NOx)	86,366	77,133	80,298	69,404	86,366
Mercury (Hg)*	0.40	0.43	0.75	0.55	0.75

* Note: 2012-2013 mercury emissions represent emissions from certain US-based coal-fired power plants only.

The increasing trend in SO2 emissions noted in 2012-2014 is due to the use of a fuel mix with higher sulfur content. However, a significant drop in SO2 and mercury emissions was observed in 2015 due to a drop in energy dispatch from our coal-fired units. Annual quantities of NOx emissions depend on the dispatch by fuel type and on the NOx emission controls utilized. The NOx emissions trend during the last four years has been decreasing because of a combination of lower dispatch by higher NOx emitting units and utilization of better NOx emission controlled units.

Air emissions data related to mercury primarily consists of emissions from coal-fired electric power generation units. The 2012 and 2013 mercury emissions data presented in Table 11 only reflects emissions data available for the majority, but not all, of our US SBU coal-fired units, and this data has not been externally verified. For 2014 and 2015, the reported values include mercury emissions from all of our global coal- and petroleum coke-fired power plants and have been externally verified.

Reduction Of Greenhouse Gas (GHG) And Other Air Emissions — Energy Efficiency For Our Customers

As part of our commitment to operational and environmental excellence, we continually look for ways to improve the efficiency of our power generation, and to find ways to reduce emissions. We also provide our distribution customers with options/tools to make more efficient use of electricity.

Through our AES Performance Excellence (APEX) program, our businesses find innovative ways to solve operational challenges, which also result in environmental benefits and reduced impact. For example, the implementation of heat rate improvement projects resulted in an estimated 246,782 metric tonnes of avoided GHG emissions during 2015. In addition, diverse emission reduction projects through process improvements and equipment replacements, including the replacement of older plant lighting systems with more energy efficient LED systems

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STAKEHOLDER ENGAGEMENT
OUR PEOPLE

as well as transformer and pump optimization efforts, have resulted in estimated annual CO2e savings of 13,292 metric tonnes.

During 2015, in Chile the Carbon Bonds of Andes Solar plant (the first photovoltaic power plant of AES in Chile) Chile were accepted and registered by the United Nations Framework Convention on Climate Change (UNFCC) as a Clean Development Mechanism (CDM). Also, the Carbon Bonds of the Alto Maipo hydroelectric project were certified by Carbon Check and registered under the Verified Carbon Standard (VCS). It is estimated that both plants, once the projects are fully operational, will avoid the emission of over 2 million metric tonnes of CO2e per year.

Several of our distribution businesses offer renewable energy and demand-side efficiency programs, which result in GHG emission reductions by their customers. Each utility offers different levels and types of programs, depending on market conditions. Some examples of the programs and efforts carried out for residential and industrial customers to leverage energy efficiency and load optimization include modernization of lighting in public schools, health centers, and public buildings; LED replacements in traffic lights; supporting the removal and recycling of lower efficiency appliances; providing energy efficiency manuals for customer awareness; and energy management consulting for optimization of electricity use.

Some examples of specific successes at our distribution businesses are:

- From 2009-2015, DP&L's (Ohio, US SBU) residential and business programs helped customers save more than 1.2 million MW-hours (MWh) of energy and helped reduce peak capacity by 198.4 MW.
- IPL's (Indiana, US SBU) residential and commercial/industrial demand side management programs have achieved a reduction of 598,500 MWh from 2010-2015 of first year energy efficiency savings.
- In Brazil, diverse programs executed in 2015 resulted in the reduction of more than 45,100 MWh in consumption. Also, during 2015, AES Eletropaulo regularized more than 67,000 connections, bringing the total to more than 714,600 connections regularized since 2004, benefiting more than 2.7 million people in over 1700 communities. AES Sul also benefited 2,890 families with its regularization efforts, and the energy efficiency actions for these customers represented a reduction of 375 MWh in consumption.

We are also implementing major air emission control technology replacements at some power plants to reduce non-GHG emissions. Since 2012 three coal-fired power plants at AES Gener in Chile — Ventanas, Nueva Tocopilla and Guacolda — have implemented major projects to improve their emissions control equipment, including installation of new SO2 scrubbers, high-efficiency electrostatic precipitators (ESPs) and bag filters, low NOx burners and/or SCR for NOx reduction. By the end of 2015 the majority of the improvements were completed, and the remaining replacements will be operational by mid-2016. These improvement projects represent a total investment of about US $529 million on air emission control equipment.

With the implementation of the EU Industrial Emissions Directive (IED) in January 2016, the Emissions Limit Values (ELVs) imposed on the AES Kilroot power station in Northern Ireland for SOx, NOx and particulate matter will become much more stringent.

AES Kilroot is staying ahead of the curve by implementing a NOx emissions reduction project to minimize NOx emissions and thus maximize its electric generating capacity factor. Through plant O&M optimization, fuel strategy optimization, shifts in traditional operating practice, and the installation of novel selective non-catalytic reduction (SNCR) technology for secondary NOx reduction, AES Kilroot forecasts that it will reduce NOx emissions by 43 percent and stay well below the IED NOx emission limits by 2020.



INVESTING IN AIR EMISSION REDUCTION AT IPL

IPL, an AES integrated utility operating in the U.S. state of Indiana, remains focused on our mission to improve lives by providing safe, sustainable, affordable and reliable power to the Indianapolis community. IPL has adopted a balanced approach of upgrading existing plants, converting and replacing retiring units from coal to natural gas, and using solar power while also utilizing state-of-the-art battery technologies for grid reliability.

Since 2013 IPL has implemented air emission control upgrades at the IPL's Petersburg coal-fired power plant in southern Indiana. At the end of 2015, IPL completed the conversion from coal to natural gas of two units at its Harding Street facility, and by 2016 the plant will completely run using natural gas.

This project, along with IPL's future plans, will significantly reduce emissions and make natural gas IPL's largest source of capacity. IPL continues to pursue a balanced generation portfolio that includes coal, oil, gas, wind and solar. In 2007, 79 percent of IPL's generation resources were from coal. By 2017, IPL's generation mix is forecasted to be 45 percent natural gas, 44 percent coal, 10 percent wind and solar, and 1 percent oil.


Gas 14%
Oil 7%
IPL MW
2007
Coal 79%


Wind
& Solar
Contracts
10%
Coal 44%
IPL MW
Projected 2017
Gas 45%
1%
Oil

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ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

ASPECT: Water

Water is vital for our operations. While our solar and wind facilities do not need water to generate electricity, which makes them important in areas where demands on water resources are high, our thermal and hydro plants rely on water for cooling equipment and electricity generation.

We work hard on developing solutions that will result in lower withdrawals from freshwater aquifers, which is especially important in arid areas. As an example, we use salty/brackish water from the ocean or from existing wastewater sources that reduce the amount of wastewater discharged into waterways by treatment plants or other organizations. Also, our hydroelectric power plants only pass water through their water-driven power turbines, after which it is immediately returned to the environment.

As part of the EMS Framework, our businesses manage and monitor water quality and environmental related issues during operations, and some businesses perform periodic analysis and stress testing of water availability on a local and aggregate basis. We also monitor the management of water resources and compliance with regulatory requirements through periodic external and internal EHS audits. Findings are properly addressed and closure actions are established.

In 2015, each of our operational business and construction projects participated in a company-wide baseline water resources management assessment, which had the objective of providing better understanding of current water-related issues.

This assessment covered areas such as the current state of water resource management, including sensitivities to water quality; risk assessment; local water-related targets and goals; and initiatives and activities related to water resource management. The assessment results allowed us to better understand our local practices related to water resource management, and are being considered in our company-wide water resource management program.

Risk Assessment

As part of the company risk management process, AES has a Hydrology Risk Committee that is responsible for identifying, monitoring and establishing best practices around hydrology risk on both a portfolio and individual business basis. The committee is composed of various corporate functions and representatives from AES businesses with significant hydrological exposure. Based on input from the businesses, this committee reports to executive leadership on areas of mid- to high-risk where the potential exists to disrupt operations due to water availability.

We have modeled all of our operations using the Global Water Tool. The results indicate that 20 percent of our businesses will be in water-stressed basins by 2025. For the purposes of water management and accounting, we categorize areas identified as under water stress, water scarcity and extreme scarcity using United Nations definitions, which are:

- Water stress: An area is experiencing water stress due to annual water supplies dropping below 1,700 m3 per person.
- Water scarcity: Annual water supplies dropping below 1,000 m3 per person.
- Absolute scarcity: Annual water supplies dropping below 500 m3 per person.

The results of these assessments allow us to not only monitor but also to develop action plans to ensure that all stakeholder needs are addressed through collaborative action.

In 2015, we also initiated a program of engaging with our core suppliers on water-related risks and best management practices. This engagement had the main objective of understanding our supply chain's exposure to water risk as well as our supplier's risk assessment methodologies, risk mitigation strategies and overall management practices.

Water Withdrawal And Discharge

AES follows GRI guidance on reporting water withdrawal and discharge data. Our water withdrawal inventory includes cooling water, process water and potable/drinking water (with the exception of bottled water). We exclude from the withdrawal inventory water used for generation of electricity at our hydroelectric power plants. The water discharge inventory contains cooling water and process water discharges, including those from once-through and recirculating cooling water systems. Domestic sewage, rainwater and storm water effluents are not considered to be discharges and are not included in our discharge inventory. Note that the 2012-2015 annual water withdrawal and discharge quantities reported in Table 12 are not equity-owned adjusted and represent total actual volumes.

The water withdrawal target set for the year (8.1 billion m^3 of water) was achieved.

TABLE 12 - WATER WITHDRAWAL AND DISCHARGE, 2012–2015

WATER CONSUMPTION	UNIT	2012	2013	2014	2015	FY 2015 TARGET
Total water withdrawal	Million Cubic Meters	7,311	8,117	6,553	6,393	8,117
Total salt / brackish water withdrawal	Million Cubic Meters	4,090	5,662	4,170	3,990	
Total municipal water supplies (or from other water utilities)	Million Cubic Meters	47	7	6	5	
Total water from all other sources	Million Cubic Meters	3,173	2,448	2,378	1,410	
Water returned to the source of extraction at similar or higher quality as raw water extracted	Million Cubic Meters	6,985	7,805	6,219	6,135	

Understanding both the importance of water supply for our operations and the impact on the water bodies allows our people to bring innovation and "out of the box" thinking to maintain a balance between the needs of the business and the environment.

As an example, our Ballylumford power plant, located in Northern Ireland, implemented a project which enabled a 20 percent reduction in cooling water withdrawal through the installation of variable speed drives on cooling water pumps. This project also resulted in reduced power usage for operation of cooling water pumps, which minimized the power plant's carbon footprint.

Another example is from the AES Huntington Beach power plant in the United States, which developed a project to upgrade its screen wash and circulating water pumps to reduce annual process water consumption. The project saved an estimated 27 million gallons of water savings, which is equivalent to a 51 percent reduction in prior water consumption.



AES GENER UPGRADES CHILEAN DESALINATION PROJECT

In the world's driest desert, located in northern Chile, our affiliate AES Gener upgraded the desalination plant at our Angamos power generation facility with state-of-the-art technology that will allow more efficient use of sea water as well as a future fresh water surplus for neighboring industries, mining operations and communities.

In 2014 AES Gener signed an agreement with a third-party company for the construction and subsequent operation of the desalination plant. It replaces thermal vapor compression (TVC) technology with reverse osmosis to increase the efficiency of the plant's own energy use with high-quality water. The project began operations at the end of 2015 and has a production capacity of 4,800 m^3 per day, which may be increased in a second phase to 19,200 m^3 per day.

ASPECT: Effluents and Byproducts

Our water discharges may include cooling water and process water discharges, which can impact the temperature, pH, and chemical composition of receiving streams. AES businesses diligently control and monitor water discharges for temperature, pH and chemical composition. The control process may also include monitoring of upstream and downstream areas from our water discharge sources as well as monitoring of groundwater around our ash disposal facilities. The results of these measurements are reported to regulators on a periodic basis.

The AES EMS and global environmental standards establish minimum requirements for the management of hazardous and special wastes, chemical and raw material management, and spill prevention and control through assessment of hazards, management actions, and preventive and control measures. Each AES business is required to have emergency response plans, including spill prevention and environmental containment plans. All spills above set quantity thresholds must be reported through our EMIS.

With the exception of coal combustion products, the waste or byproducts streams from our electric power generation, transmission and distribution businesses consist of small mass and volumetric quantity streams, and may include municipal solid wastes, construction and demolition debris, and hazardous and special byproducts such as PCBs, solvents, used oils, herbicides, fluorescent lighting, etc. Proper handling and management of these wastes and by-products is governed by the specific AES environmental standards, which represent industry best practices. Adherence to these standards is monitored through our program of internal and external audits on a periodic basis.

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PRODUCING FOOD GRADE CO2

Two of our U.S. power plants — Shady Point in Oklahoma and Warrior Run in Maryland — use a process to extract CO2 from a portion of their exhaust flue gases to produce food-grade CO2, instead of releasing all CO2 emissions into the atmosphere.

The Shady Point facility is one of the newest and cleanest coal-fired plants in the state of Oklahoma. It is the first coal-fired plant in the United States to produce a food-grade CO2 product from a fossil fuel. The plant generated approximately 15,588 tons of dry ice and 61,287 tons of liquid food-grade CO2 using captured CO2. Warrior Run captures approximately 45,000 tons of CO2 per year to sell as beverage grade CO2.

Coal Combustion Products Generation, Reuse And Recycle

Coal combustion products (CCPs) include bottom ash, fly ash, synthetic gypsum (also referred to as flue gas desulfurization [FGD] gypsum), FGD solids and cenospheres. CCPs are generated when power plants burn coal to generate electricity or through the use of emission control technologies.

AES businesses, whenever possible, make efforts to recycle and allow other parties to beneficially reuse CCPs for cement and concrete, as a road base, as a cover at solid waste disposal facilities, for liquid waste solidification/stabilization, and in the manufacturing of wallboard and even bowling balls. These practices benefit the environment, the energy industry and the products themselves.

The values presented in Table 13 are from our coal-fired power plants where we have operational oversight. They are not equity-owned adjusted, and thus represent actual CCP quantities. The percentages of recycling represent the total amount of CCP, but also include, in a small portion, some other solid fuel combustion byproducts such as wood and petroleum coke ash that were beneficially reused or recycled across AES.

TABLE 13 - CCPs GENERATION AND RECYCLING/REUSE, 2012-2015

	2012	2013	2014	2015	FY 2015 TARGET
Ash & Gypsum generated (metric tonnes)	6,918,972	7,278,372	7,507,371	9,550,936	7,507,371
Ash & Gypsum recycled/reused (%)	35	36.7	38.5	34	35

The increase in CCP generation and decrease in CCP reuse/recycle in 2015 was driven by (1) additions of new control systems (FGD) at Norgener (Chile, Andes SBU) and at Ventanas (Chile, Andes SBU), and (2) the commissioning of the new Mong Duong II power plant (Vietnam, Asia SBU).

In October 19, 2015, an EPA rule regulating coal combustion residuals (CCRs) under the Resource Conservation and Recovery Act became effective. The rule established nationally applicable minimum criteria for the beneficial use of CCRs and for the disposal of CCRs in new and existing surface impoundments and landfills. It also sets closure and/or corrective action requirements for surface impoundments and existing CCR landfills under certain specified conditions. AES's U.S. subsidiaries are still analyzing the potential impact and compliance cost associated with this final rule.

Environmental Cost Savings and Revenue Generation

CCPs can be a source of cost savings and/or revenues as a result of the reuse and recycling. During 2015, AES businesses recycled a total of 3.2 million metric tons of CCPs, which resulted in more than US $17.5 million in avoided land disposal costs. In addition, other AES environmental management practices resulted in environmental cost savings and revenues.
These activities did not need to be grand in scale and may seem routine, but they can make a lasting effect in the long run. For example, the sale of metal scrap and solid waste recycling resulted in an additional annual revenue of US $30,000 at DPL Customer Operations in the United States, US $40,000 at San Nicolas in Argentina, and US $55,000 at Maritza in Bulgaria.

Promoting recycling in the communities

In the spirit of the AES Value on Honoring Commitments, we take our role as a responsible corporate citizen and environmental steward seriously. At AES we believe that one person's actions can make a difference, and if we unite our efforts with the communities we serve, we will be able to make a positive impact in our environment.

As such, our businesses promote environmental awareness through their community outreach programs and encourage community members to take proactive action with regards to the environment. For example, our businesses in the Dominican Republic developed a program called Recycle with Clean Point, which aims to supporting communities of Boca Chica in making the right choices and fostering the culture of "Reduce, Reuse, Recycle" through education and awareness about the proper management of waste and recyclable materials.


AES Eletropaulo
Recicle mais,
pague menos

Through the Recycle More, Pay Less initiative, AES Eletropaulo and AES Sul in Brazil offer its customers a discount on electricity bills for residential customers who deliver recyclable materials (paper, plastic, metal and glass) at collection spots located in their concession area. In 2015, 2,517 tonnes of recyclable materials were collected at twelve collection points throughout the area served by both distribution companies. This program was recognized by the Brazilian Ministry of the Environment as a Reference Practice for the Ministry's EDucaRES program.

In El Salvador, AES El Salvador distribution companies offer to community members a practical and accessible way to recycle paper by using its 23 commercial offices as recycling centers. The ¡AES Recicla! (AES Recycles) program looks to create a culture of recycling, and during 2015 it collected over 25,500 pounds of paper — equivalent to 105 saved hectares of natural forest.

Spills and Environmental Incidents

According to our EMS and the AES Spill Prevention standard, reportable spills are any liquid spills reported to local environmental regulators and/or lost off AES property into the environment at a quantity equaling or exceeding 55 gallons (210 liters). Non-reportable spills usually represent small spills that are quickly contained or spills that are released into secondary containment.

In 2015, AES businesses recorded a total of five reportable oil and chemical spills, which exceeded the reporting threshold according to the standard. These spills were

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caused primarily by equipment leaks or failures, which were cleaned up. Any residues were disposed of properly. None of these spills resulted in significant environmental impact, regulatory enforcement actions and/or significant fines/penalties, which is why they were not addressed in our 2015 Annual Form 10-K.

In 2015, AES implemented a new global Environmental Standard #7 "AES Environmental Incidents (ENEs and Near Misses) and EOE Management Standard." This standard in part sets new requirements for environmental near-miss identification, investigation, analysis and reporting for all AES operating businesses and construction projects. All (significant and non-significant) environmental near-miss incidents are reported within three business days of their occurrence. Since its implementation, there have been 36 environmental near-miss incident reports made through AESOnline.

The new environmental near-miss incident reporting process allows for the sharing of lessons learned by the AES corporate EHS team, which issues a monthly report to all AES EHS and business leaders highlighting the most significant near-miss incidents that have occurred during the preceding month. In addition, the AES EMS Framework requires that each business establish a process for environmental internal and external communications related to the EMS system and to define the process to detect, investigate, document and analyze environmental near-miss events as well as how to communicate such events.

ASPECT: Biodiversity

AES produces, distributes and sells energy across a large geographical area, and our operations may interact with diverse ecosystems, landscapes and species. These interactions can occur during both the construction and the operations phases of our facilities.

In addition to conducting annual environmental impact assessments, including biodiversity-related aspects, we have developed an AES Environmental Standard #13 titled "AES Biodiversity Assessment & Protection." This new standard, implemented during 2015, requires each business to avoid new actions that directly impact World Heritage areas and IUCN I-IV protected areas and leading or contributing to the extinction of IUCN listed endangered species.

Protecting biodiversity and restoring habitats

Our work on protecting biodiversity focuses on three major areas:

SITE CLEAN-UPS



Laurel Mountain Wind Farm in the United States cleans up two miles of Williams Roadway three times per year as part of the "Adopt a Highway" campaign. Over the course of three years, more than 120 bags of waste were collected and disposed of.

Shulbinsk HPP in Kazakhstan collected illegal fishing nets in the water protection zone of the Shulbinsky Reservoir.

REFORESTATION ACTIVITIES



Masinloc in the Philippines works to safeguard both terrestrial and coastal ecosystems by coupling forest rehabilitation with ensuring access to safe water. The program includes rehabilitation of upland and mangrove forest (total of 60 hectares), donation of tree seedlings and maintenance of a two kilometer stretch of the Lauis River.

In **Panama** , more than 30 AES Panama volunteers and their families partnered with residents of Cativa, in the province of Colon, to plant more than 100 palm trees to improve the community's landscape. Cativa and its coastline are home to the Estrella del Mar I, an AES Panama power generation barge that started commercial operations in 2015.

HABITAT PROTECTION AND RESTORATION



Eletropaulo, Brazil
installed a bridge for the safe passage of 900 mammals with habitats near distribution lines.

Gener Ventanas, Chile
Rehabilitated 25 acres of its ash deposit to develop the Punchucavi Park. It includes a biological corridor and a bird watching center, and additional 246 more hectares will be developed over the next 25 years.

Biodiversity protection during construction

For construction projects, biodiversity risks are assessed and mitigation plans are developed during the pre-construction permitting and environmental impact assessment phases of the project. Stakeholders at the local level are involved in reviewing and commenting on the potential risk to or impact on biodiversity. Usually information on the environmental impact assessments for our projects under development or construction are made publicly available on dedicated webpages either by the affected businesses or regulatory bodies.

One of the many examples of biodiversity protection on our construction sites is the AES Colon's (Panama) program, which involves the construction of a new combined-cycle gas turbine power plant and associated LNG storage and regasification facility, has resulted in the rescue of more than 45 different species of reptiles, amphibians, birds, mammals, rodents and turtles during construction.

TABLE 14 - LINKS TO THE PUBLIC WEBSITE CONTAINING EIA/AIA RESULTS

Major EPC Construction Project	Country	
Alto Maipo	Chile	⊖
Cochrane	Chile	⊖
DPP (Los Mina) Conversion	Dominican Republic	⊖
Guacolda V	Chile	⊖
Los Andes Photovoltaic Park	Chile	⊖
Mong Duong II	Vietnam	⊖
OPGC II	India	⊖

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STAKEHOLDER ENGAGEMENT

At AES, stakeholder engagement refers to the process of developing strong, proactive, long-term and consistent relationships with key stakeholders of the company. In today's business environment, companies have to continuously adapt to fast traveling information, regulation uncertainty and growing scrutiny from governments, the media and public opinion.

As a company AES engages with diverse stakeholders across the globe. Non-government organizations (NGOs), governments, communities, other market players, customers, lenders, investors and employees are stakeholder groups with whom we strive to maintain solid relationships. The engagement process is integrated into the company's global strategy as we recognize that it is not only a critical part of sustainability but also important for our business units' success and their licenses to operate.

A common strategic and consistent approach to manage our numerous stakeholders is fundamental to our success. Our Global Stakeholder Engagement guidelines, available internally to all our businesses, highlight the key elements of our engagement strategy and outline steps to ensure our relationships are successful and long-lasting.

These internal guidelines were developed using the AA1000 Stakeholder Engagement Standard as a reference. The guidelines cover topics from identifying and prioritizing stakeholders to deciding on the appropriate engagement methodology to performing risk assessments.

We also use a customized online platform, as part of the management approach, to better anticipate and prepare for stakeholder risks, map stakeholders and effectively manage each stakeholder engagement strategy. We identify the key stakeholders based on the unique characteristics of each market and country where our operations are located. This identification is determined based on:

- The position or favorability (neutral, in favor, against);
- The level influence;
- The level of involvement; and
- The level of interest or concern.


Suppliers
AES People
Investors/ Shareholders
STAKEHOLDERS
Community
Customers
Industry Observers
Governments

Stakeholders

We strive to strengthen relationships through meaningful engagement with our stakeholders. We work to structure interactive stakeholder engagement activities so we can receive effective feedback.

At a local level, the Market Business Leaders (the highest senior leader at a country level) directly oversee stakeholder engagement with the support of functional area leads. At the corporate level, the Global Stakeholder Engagement group provides the key elements of our engagement strategy and at the same time manages certain key corporate level relationships such as heads of state, trade associations, government officials, ambassadors, international institutions, country representatives and regulators.

Interactions and communications with investors and shareholders, high-level government policy makers and institutions like the Federal Energy Regulatory Commission (FERC) and North American Electric Reliability Corporation (NERC) are also managed at the corporate level.

The following table summarizes our current stakeholders and provides examples of engagement methods, issues discussed and how the issues are addressed. The examples provided are typical but may not necessarily apply to all our businesses.

TABLE 15 - MAIN STAKEHOLDERS

AES STAKEHOLDERS	ENGAGEMENT	KEY ISSUES	HOW ISSUES ARE ADDRESSED
SUPPLIERS	We promote suppliers' success through clear policies, procedures, terms and conditions. It is important to ensure our suppliers are aligned with our values and standards. We hold our suppliers and contractors to the same high ethical standards we have.	• Direct contact between vendors and AES supply chain buyers and sourcing specialists • Supplier performance score cards • Published policies and guidelines such as safety requirements, environmental guiding principles and supplier diversity objectives	• Centralized management of key supply chain categories such as fuel sourcing • Developed and communicated safety, environmental and diversity guidelines to existing and prospective suppliers
INVESTORS/ SHAREHOLDERS	We regularly communicate with our investors regarding our business strategy and plan, risk management, financial returns, growth and governance via: • Quarterly earnings presentations • Investor relations website • Investor calls • Rating agency discussions • Investor and public forum events such as the Annual Shareholder Meeting • Annual and Corporate Social Responsibility Reports • Proxy communications • Traditional and social media	• Strategy and growth plans • Company management • Return on investment • Capital allocation • Governance • Financial performance and liquidity • Shareholder returns, including dividends • Risk management • Environmental performance	• Healthy balance sheet and sufficient liquidity • Timely information on key issues • Corporate reorganization to streamline the business for profitability

AES STAKEHOLDERS	ENGAGEMENT	KEY ISSUES	HOW ISSUES ARE ADDRESSED
CUSTOMERS	We are invested in understanding our customers' perspectives and in addressing their concerns via: • Customized energy management solutions • Wholesale and retail power and gas market participation • Internet-based feedback interface • Customer satisfaction surveys • 24/7 customer call centers • Publications and reports • Energy efficiency and demand response programs • Residential customer education programs • Sustainable energy solutions • Increased focus on diversity within our key customer groups • Traditional and social media • Participation in public events	• Managing energy use with new technologies • Lowering energy costs • Using cleaner energy sources, including renewables • More efficient energy use • Safety	• Provide information and energy management tools via our websites • Develop peak demand management programs • Conduct advanced metering and dynamic pricing pilot • Deploy on-site renewable energy systems for commercial customers • Conduct energy-efficiency audits and building retrofits, and provide incentives for numerous energy efficiency measures • Provide risk management services for wholesale and retail customers

AES STAKEHOLDERS	ENGAGEMENT	KEY ISSUES	HOW ISSUES ARE ADDRESSED
GOVERNMENTS	It is our duty to communicate with local, state and federal government officials in the countries where we do business to ensure that we develop sound energy policies that balance reliability, affordability and environmentally sound practices via: • Meetings with elected officials in communities surrounding power plants and utilities infrastructure • Power plant tours • Emergency planning exercises conducted with local/state agencies • Policy white papers, testimony and briefings • Regulatory proceedings and rate cases • FERC and NERC reporting • Reporting in compliance with national and local requirements across the globe	• Reliability • Security, affordability and sustainability of electricity supply • Energy market structure and regulation • Job creation • Environmental compliance • Federal policies • Financial/OTC derivatives • Safety • Fuel diversity and balanced energy matrix	• Investment in new technologies to keep long-term electricity supply reliable, affordable and cleaner • Engage in discussions with federal governments, partnership groups and EPA about environmental performance and policy • Engage directly on financial reform legislation, GHG policy, clean energy standards and federal loan guarantees

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AES STAKEHOLDERS	ENGAGEMENT	KEY ISSUES	HOW ISSUES ARE ADDRESSED
INDUSTRY OBSERVERS	We engage in dialogue with NGOs and other industry observers around the world through: • Industry organizations, conferences and direct dialogue • Participation in advisory councils, business alliances of NGOs • Collaboration with NGOs in facilitating policy-making dialogues • Website • Traditional and social media	• Employment • Business development • Infrastructure • Trends in the sector • Environmental performance and policies • Job creation • Safety • Skilled workforce development	• Engage in many NGO-sponsored dialogues on energy and environmental policy topics, including GHG policy, clean energy standards and renewable energy incentives • Participate in events as expert in the field to discuss trends in the sector
COMMUNITY	We invest in, support and ensure dialogue with the communities where we conduct business via: • Periodic community meetings in communities surrounding our facilities • Career fairs • Volunteer projects and social sustainable programs • Participation in community events • Website • Traditional and Social Media	• Employment of local talent • Business development in local community • Infrastructure • Environmental performance and policies • Job creation • Safety • Skilled workforce development • Social benefits • Emergency response and service restoration	• Updates on key issues and projects and feedback mechanisms on website • Skilled workforce development programs with industry and labor stakeholders at community educational locations • Social sustainable programs • Education on safe, adequate and efficient use of energy

AES STAKEHOLDERS	ENGAGEMENT	KEY ISSUES	HOW ISSUES ARE ADDRESSED
AES PEOPLE	Engaging our people is critical to our business success and our employees expect open discussions about workplace safety, career opportunities, job satisfaction, diversity and inclusion, and benefits and salary via: • Company intranet — OurAES.com • Multi-lingual update communications from company executives • Electronic newsletters • Employee Helpline • Periodic performance reviews • Online courses, classroom training and college degree programs • Leadership and employee development opportunities • Employee surveys	• Workplace safety • Career opportunities • Job stability • Diversity and inclusion • Salary and benefits • Company strategy and leadership • Positive corporate image • Safety • Environmental stewardship	• Promote two-way communications • Increase feedback mechanisms • Increase involvement in company-related activities

ASPECT: Impacts On Education And Living Standards In Our Communities

Wherever we locate or operate a business — whether it is a power plant, a utility or a renewable energy initiative — we seek to create deep, meaningful relationships with the communities we serve.

Providing safe, reliable and sustainable solutions is key for the development of the communities where our businesses operate. But at the same time, infrastructure projects bring opportunities by providing employment as well as creating a demand for services and materials that creates dynamism in the local economy.

As described in table 15, AES businesses implement varying levels of engagement with local communities. There is a permanent dialogue with community stakeholders to continue to build and strength relationships based on respect, trust and collaboration.

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Whether entering a new location or operating at an existing facility, AES businesses work with the local government and communities to develop programs that can make a community stronger economically, socially or environmentally.

Local stakeholders and communities often bring knowledge of local conditions and challenges that help us develop better solutions. Where practical, our businesses involve stakeholders in the planning, implementation and evaluation of community programs. This participatory approach helps ensure accountability as well as community ownership of AES programs and, as a consequence, increases their effectiveness.

AES has internal company-wide guidelines for developing Sustainable Corporate Social Responsibility Programs. The guidelines are suitable to different local contexts and provide tools for AES businesses to develop and implement sustainable social responsibility programs that are beneficial for our core business and the sustainable development of the communities in which the company operates.

Annually AES businesses develop more than 100 community-oriented investment programs in the areas of culture, education, environment, infrastructure, safety, health and social welfare. Some of these programs, which were designed improve education and living standards, include access to electricity and basic services; vocational training and employment opportunities for young people; and safety education, among others.

AES businesses also engage in partnerships with various stakeholders to maximize the benefits of the programs and make a long-term, positive impact for the communities. Partners include government agencies, development agencies, municipalities, NGOs, universities and technical institutions, business partners and subcontractors.

During 2015, 53.9 percent of community-related activities, programs, donations and sponsorships were in education, social welfare and safety. Also, 10.7 percent of the money allocated to community-related activities, programs, donations and sponsorships was for infrastructure. This includes provision of electricity for underserved populations, education on safety, vocational training and provision of school supplies, among others.

The contribution to the communities of some of these programs is recognized locally. For example in 2015 AES Sul, part of the Brazil SBU, was recognized as one of the winners of the Top Citizenship Award ABRH-RS 2015. AES Sul received the award for the project AES Sul in the Community — Educate to Transform (Educar para Transformar). Also, AES Philippines received the Corporate Social Responsibility (CSR) Excellence Award in the corporate governance category from the People Management Association of the Philippines (PMAP) Foundation. This award honors organizations in the Philippines that have integrated, embedded and sustained their CSR program as an integral part of their business operations.

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PARTNERING WITH INTERNATIONAL DONORS FOR WORKPLACE SAFETY AND ENERGY EFFICIENCY TRAINING

In April 2015, AES signed a three-year partnership agreement with the German Agency for International Cooperation (GIZ) for the Eastern Kazakhstan Regional Sustainability Project for Training in Workplace Safety and Energy Efficiency.

The project's goal is to improve the quality of technical staff and graduates training in the topics of energy efficiency and workplace safety to meet the demand of energy, mining and metallurgical industries in Kazakhstan. The project activities will focus on the most pressing issues, such as developing appropriate competencies and qualifications, know-how as well as public awareness in the fields of energy efficiency and workplace safety.

Kazakhstan has been pursuing a long-term strategy of transition to the Green Economy, which is anchored in the newly adopted Kazakhstan Energy Efficiency 2020 program to improve energy efficiency across different sectors of the economy. Continuous development of the metallurgical and mining industries in Eastern Kazakhstan will require improvements in safety standards and safety training for the people working in this sector.

There is a need to reinforce local educational institutions with professional knowledge and expertise on safety, new technologies and other technical issues connected with electricity and heat power production to address the need for a workforce well-trained in new technologies, which could drive the required change towards a Green and Sustainable Economy and the effective implementation of the strategy.

The project will benefit AES staff, trainers and contractors — including employees from local power, mining and metallurgical businesses — as well as local authorities and municipalities, academic staff and graduates from the Engineering Department of East Kazakhstan State Technical University (EKSTU) and Ust-Kamenogorsk Polytechnical College (UKPC).

AES has been present in Kazakhstan since 1996. For more than eight years all AES businesses in Kazakhstan have been certified under the ISO 14001 environmental management standard and OHSAS 18001 safety management system standard as well as under the ISO 9001 quality standards since 2011.

PROMOTING SOCIAL DEVELOPMENT IN SAN JOSÉ DE MAIPO

In San José de Maipo, in Chile, AES Gener is currently developing the Alto Maipo project. Alto Maipo is a highly engineered project that includes the construction of two run-of-river hydro power plants. The project will have a total installed capacity of 531 MW and it is the largest hydro project of this kind in the country. With over US $2 billion investment (financed by a group of multilateral and commercial banks such as OPIC, IFC, World Bank, IDB, ITAU, BCI, COPRBANCA, KfW IPEX-Bank GmbH, DNB Bank ASA) the energy generated by the project will be equivalent to half the consumption of Santiago de Chile, the capital city of the country.

In 2009, even before the Environmental Impact Assessment was approved, the company signed a Social Collaboration Agreement between the company, the Municipality of San José de Maipo, and the most important citizens' groups in the community. The Agreement includes: Promotion of local employment during construction; 30-year competitive fund for community projects; Promotion of productive activities and services that create jobs and a Tourism Development Program.

Ever since, AES Gener has implemented strong community relations plan in the area. Until now we have invested over US $27 million in community related programs.

Since 2010 AES Gener has trained 290 residents in different capacity building courses in areas such as security guard, food handler, master chef, bookkeeper, accounting assistant, certified electrician, network operations, first aid certification, professional driver, qualified teacher, among others.

The construction of new access roads to the work sites and electrification have meant an improvement in community infrastructure. As the project



progresses the community will have more access roads to surrounding areas that will facilitate tourism development. In addition to expanding the coverage of the mobile phone network.

To promote the tourism, AES Gener developed the Training Program for Adventure Tourism guides which benefited young people that is studying tourism in the Liceo Polivalente de San José de Maipo. The company also released in 2012 a complete tourist guide of the area (Cultural Tourist Guide of San José de Maipo) which aims to provide guidance to those who visit the area, and promote local tourism, providing new opportunities for entrepreneurship and work to the local residents. The guide also includes historical, geological and paleontological data, all to help the community to be recognized as valuable tourist area.

AES Gener partnered with the Trust for the Americas, and affiliate of the Organization of American States, to develop the AES POETA program. The program includes a community center and provides vocational training and tools to start or improve businesses. Also, AES Gener established a 30 year Competitive Fund program, to finance initiatives and projects proposed by community members.

These resources are managed by a board of trustees, consisting of local authorities, community leaders and representatives of the company.

ASPECT: Public Safety

At AES, we take public safety seriously. It is our core belief that safety comes first for our people, our contractors and the individuals in our communities. Our commitment to safety extends beyond the boundary of our businesses because we are dedicated to improving lives and making a lasting difference in the communities where we operate.

Electricity is a safe and reliable energy source, but it can be hazardous when used without care and caution. As part of our public safety program, we track all serious incidents that result from public interaction with our infrastructure during activities such as residential construction and vegetation pruning; touching downed electrical lines; playing and kite flying near our networks; and when attempting illegal network connections or thefts of network equipment. All incidents are investigated by the local AES business and, based on the results, mitigation measures are implemented as needed.

In 2015 we experienced a total of 21 public fatal incidents due to interaction with our power generation or distribution infrastructure (note this number does not include traffic incidents involving AES infrastructure such as power poles, which are not tracked and over which we have no control). As shown in Table 16, this result represents a 53 percent decrease in the number of public fatal incidents compared to 2012.

TABLE 16 - PUBLIC FATAL INCIDENTS, 2012-2015

Fatal Incident Cases	2012	2013	2014	2015[9]
General Public	45	44	30	21

[9] Fatalities that occurred in 2015 took place in the following two countries: Brazil (20) and United States (1).

While our extensive public safety programs, which include increasing community electrical safety awareness, have an impact on limiting the number of public fatal incidents, the annual decreases seen in the last four years have been primarily driven by AES exiting distribution businesses in Cameroon and Ukraine.



A key element of our public safety program includes educating the people in the communities where we operate about the electric systems and facilities and how to work safely around them. This is performed through visits to schools or communities, participation in fairs and other public events, and also through television and radio campaigns.

For example, AES Kazakhstan and the Ust-Kamenogorsk Educational Department completed its first joint project to teach safety in local schools over the course of one school year. The safety training program consisted of tutorial videos and conversations with AES Safety Champions on electricity and electric device safety both indoors and outdoors.

In addition, our distribution business also provide safety information on their websites, such as safety precautions during power outages or when power lines are down, severe weather, seasonal and indoor/outdoor safety tips.



AES TEACHES FOURTH GRADERS ABOUT ELECTRICITY AND SAFETY

In late 2014, AES Headquarters, located in Arlington, Virginia, partnered with Arlington Public Schools to develop the AES Arlington Public Schools Outreach Program to teach fourth graders about how electricity is generated, safety practices and energy efficiency.

The program officially started in 2015 and is modeled after other successful AES outreach programs and takes into consideration the content of the science curriculum for fourth graders.

Lectures are carried out by AES volunteers and create the opportunity for students to learn basic concepts about electricity. Specifically, topics include the different ways electricity is generated, the importance of energy efficiency, and the safety and personal protection equipment used when working at electric companies.

During 2015 AES volunteers visited nine different schools and taught 700 children in both English and Spanish. Students participated in a hands-on exercises to generate electricity using a hand-cranked generator to light LED, fluorescent and traditional light bulbs. The more efficient the bulb, the easier the generator was to crank and produce enough electricity to light the bulb.

To learn more about this program click here.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

OUR PEOPLE

Our workforce of 20,971 people share a passion to help meet the world's current and increasing energy needs, while providing communities and countries the opportunity for social and economic growth with the availability of reliable, affordable electric power. We refer to our permanent employees or supervised workers that drive our business as AES people. As of December 31, 2015, of the nearly 20,000 permanent full-time people, 66 percent were covered by collective bargaining agreements.

We recognize that our people are our greatest asset, and they set the foundation of our ability to achieve our strategic objectives. Without the leadership, diversity, skills and knowledge that our people bring to the work they do, the success we've achieved would not have been possible.

Our people are comprised of individuals from diverse backgrounds, cultures and disciplines. We do not view diversity simply as a responsibility to be met, a policy to implement, benefits to offer or a program to run. Our view on diversity and the value it brings to our company and the communities we serve is not defined by race, gender, age or orientations.

We leverage our diversity and integrate it into how we work and how we compete to win in the global marketplace. As a result of the integration of these practices into how we work and the ways in which we select and promote talent, more than 50 percent of our Executive Leadership Team (ELT) are from traditionally underrepresented groups today, including minorities and women.

The people who work in our businesses, who track our finances, run our plants and restore power after storms reflect the customers and communities whose lives we are improving through the services we provide and the investments we make in local safety, infrastructure, education and environmental programs.

We recognize the energy our people bring to their work makes everything possible. Guided by our shared values, our workforce is committed to operational excellence and meeting the world's changing power needs. Our company tag line "We are the energy" underscores that our people are the energy that makes it all happen.

At AES, we know we need to have the right people in the right place at the right time to meet the company's commitments and sustain our success, which is why we have a comprehensive approach to managing our talent and developing leaders.

TABLE 17 - 2015 AES PEOPLE DEMOGRAPHICS BY STRATEGIC BUSINESS UNIT (SBU)

Strategic Business Unit	Permanent - Full-time People		Total Workforce
	FEMALE	MALE	TOTAL
Andes	304	1,747	2,051
Asia	128	471	597
Brazil	1,771	8,657	10,428
Europe	414	1,652	2,066
MCAC	298	1,649	1,947
US	739	2,759	3,498
Corporate	132	252	384
Total	**3,784**	**17,187**	**20,971**

ASPECT: Global Talent Management

We have a comprehensive approach to managing our talent and developing leaders to honor our commitments to the communities we serve. Our global talent management strategy considers the full life-cycle of an AES person with a framework that enables us to help people reach their potential at AES

First, we understand the business needs for a particular position, the value and contribution the position will add and the skills, attributes and experiences needed. Next, we identify top talent first leveraging existing talent and then external talent as appropriate. Once the appropriate candidate is identified and on-boarded, we focus on long-term engagement.

We use three primary mechanisms to help our people reach their potential as well as challenge and enhance their personal growth.

1. Formal learning, which comes from our ACE Academy for Talent Development.
2. Assessment and Career Planning, which includes a development objective-setting component and feedback.
3. Experience and Exposure to new career development opportunities.

DEVELOPMENT SOURCES



Formal learning programs



Assessments, career planning, mentoring and coaching



Experience and exposure

ACE Academy for Talent Development

ACE Academy for Talent Development is our talent management construct that provides the tools and experiences our people need to grow their professional skillset, evolve their leadership competencies and take their career to the next level. Every year, AES people receive training and development related to competences essential to the company's business such as leadership, compliance and safety, but also to further develop their technical and leadership skills, according to their positions. Training and development programs are provided through online resources, formal classroom training and on-the-job learning opportunities. In 2015, each AES person averaged 55 hours of training. .

In addition, we launched our Global Executive Program and Retreat as part of our leadership development program. In partnership with Georgetown University in Washington, D.C., leaders participated in a five-day on-site transformational experience to further develop competencies in areas that we have identified as critical to our business both now and into the future.

Assessments and Career Planning

Our performance management process helps our people understand their role and responsibility in the organization as well as the skills they need to develop to their fullest potential. Our four step process includes objective setting, development goal setting, performance reviews and 360° feedback from team members. For career planning, we conduct quarterly sessions to review, measure and understand our talent. These sessions are also used to identify development opportunities and action plans for people.

Experience and Exposure

We believe the development of our people is enhanced by gaining a variety of on-the-job experiences that help people expand their skills and hone their capabilities. We strive to purposefully give people a set of experiences that not only challenge them but also help them to reach their fullest potential at AES. For exposure, our Executive Leadership Team (ELT) and other senior leaders are committed to engaging our global talent, including high potential talent. Our high potential talent is given the opportunity to interact one-on-one or through group sessions with the leadership team.

Culture and Strategy Sessions

Each year, our senior leaders both at the global and SBU level travel to various business locations to discuss our corporate strategy and the results of our most recent AES-wide culture survey. The goal of these sessions is to focus on the direction we are taking as a company, share our plans to support our strategy and discuss how we will strengthen our culture to work together successfully.

Rewarding Our People

We invest significant time and resources to ensure our compensation programs are competitive and reward the performance of our people. Every year, AES people who are not part of a collective bargaining agreement are eligible for an annual merit-based salary increase. In addition, individuals are eligible for a salary increase if they receive a significant promotion. We also offer profit-sharing in 13 countries, including the United States.

The following table includes the ratio of compensation for the highest-paid individual in each country to the compensation for all people, and the increase in compensation for the highest-paid individual to the median increase for all people.



TABLE 18 - 2015 ANNUAL COMPENSATION RATIOS AND COMPENSATION INCREASES BY COUNTRY

Location	Ratio	Increase
Argentina	8	1.67
Brazil	62	0.00
Bulgaria	16	0.00
Chile	18	6.55
Colombia	11	1.35
Corporate	33	0.00
Dominican Republic	12	1.00
El Salvador	23	1.25
Kazakhstan	17	0.31
Mexico	15	0.00
Netherlands	5	5.03
Nothern Ireland	7	1.20
Panama	13	3.00
Philippines	24	0.46
Puerto Rico	6	0.70
USA	13	3.33
Vietnam	27	0.17

Being Recognized as a Great Place to Work

One of our strategic objectives is to be recognized as a great place to work and we use external recognition such as the Great Place to Work rankings to measure the success of our workplace initiatives. AES businesses participate in questionnaires and assessments that are performed by recognized institutions that make a comprehensive assessment not only of the company's programs, policies and benefits, but also survey the people within the businesses. In 2015, our businesses received 16 designations as a great place to work from various reputable organizations.

TABLE 19 - 2015 HR AND WORKPLACE RECOGNITIONS

SBU	Country	Business	Recogonition/Award	Institution
ANDES	Argentina	AES	Best Companies to Work for Argentina	Great Place to Work Institute
ASIA	Philippines	AES Philippines Office	Investors in People, Silver Status	Investors in People
ASIA	Philippines	AES Philippines	Investors in People, Bronze Status	Investors in People
BRAZIL	Brazil	AES Sul	150 Best Companies to Work for in Brazil	Você S/A
EUROPE	Jordan	AES Jordan	Golden List	Jordan's Ministry of Labor
EUROPE	Kazakhstan	AES Kazakhstan	HR Brand Kazakhstan, World Category	HR Brand Kazakhstan
MCAC	Dominican Republic	AES Dominicana	Best Companies to Work for in the Caribbean	Great Place to Work Institute
MCAC	Dominican Republic	AES Dominicana	Best Companies to Work for in the Dominican Republic	Great Place to Work Institute
MCAC	Mexico	AES Mexico	Best Companies to Work for in Mexico	Great Place to Work Institute
MCAC	Panama	AES Panama	Best Companies to Work for in Central American, with up to 1,000 employees category	Great Place to Work Institute
MCAC	Panama	AES Panama	Best Companies to Work for in Panama	Great Place to Work Institute
MCAC	SBU	AES MCAC	Best Companies to Work for in Central America and the Caribbean	Great Place to Work Institute
MCAC	SBU	AES MCAC	Best Companies to Work for in Latin America	Great Place to Work Institute
MCAC	US	AES Puerto Rico	Best Companies to work for in Puerto Rico	Great Place to Work Institute
MCAC	US	AES Puerto Rico	Best Companies to work for in the Caribbean	Great Place to Work Institute
MCAC	US	AES Puerto Rico	Best Employer, Small Company Category	Aon Hewitt

STREAMLINING HR PROCESSES AND IMPROVING HOW WE SERVE OUR PEOPLE

To better attract and grow our global talent, we have been working to create common HR programs and offerings to take our HR performance to the next level. In support of that goal, we launched a global, sustainable Human Capital Management (HCM) system to serve as the foundation of our efforts. Our HCM stores all of our people data in one place for the first time and give us the opportunity to streamline our HR processes and services to better serve our people. Our HCM also empowers our people with self-service tools to help manage their career and development.

AES Performance Excellence

To achieve operational excellence, AES businesses around the world use AES Performance Excellence (APEX), a continuous improvement program with a set of common tools and methodologies to solve business issues or problems. APEX projects create measureable value by increasing revenue, reducing costs or avoiding costs. More than 65 percent of our people have been trained to use APEX methodology and tools, and we have implemented nearly 4,000 projects in the past decade. In 2015 alone, approximately 400 projects using APEX translated into US $97 million in benefits for AES (exceeding the target of US $66 million), with 18 percent of benefits representing hard dollars of new revenue and 43 percent of benefits in reduced operational expenses. The goal for 2016 is to execute 200 projects using APEX, to achieve US $70 million in benefits and to have three percent of our people trained on APEX methodology and tools and three percent to get updated training.

We also received external recognition for our performance excellence efforts. In the global competition of PEX (Process Excellence Network), three AES APEX projects were shortlisted in the best process improvement projects through transformation and technology as well as sustaining a mature process excellence program category. The PEX Network's Excellence in Process awards aims to recognize companies that have used process excellence to improve efficiency, reduce waste and minimize costs.

One of our 2015 APEX projects also won the People's Choice Award in the best use of data category at the 2016 World Conference on Quality and Improvement established by the American Society for Quality.

2015 AES PERFORMANCE EXCELLENCE (APEX) GLOBAL AWARDS

Each year, we host an APEX Global Awards competition to recognize the efforts of our people utilizing APEX tools and methodologies. Following local and SBU-level competitions, we invited 17 diverse projects to participate in a competition for an audience of senior leaders. Overall, these 17 projects have delivered an estimated US $20 million in benefits in 2015 and six of the projects are expected to exceed US $10 million in benefits each over five years. For 2015, we introduced four new categories focused on the financial benefits or value of a project over the first five years of implementation. First and second place winners were chosen in each value category.

<$0.5M over first five years of implementation	$0.5M - $2M over first five years of implementation	$2M - $10M over first five years of implementation	>$10M over first five years of implementation
First Place: Brazil SBU, AES Eletropaulo *Improving the Hits in Fighting Commercial Losses*	**First Place: MCAC SBU, AES Merida** *Filters Switching Reliability and Optimization of Filter Elements in Diesel Combustion Turbine*	**First Place: Europe SBU, AES Kazakhstan** *Procure-to-Pay Process Improvement*	**First Place: US SBU, AES Laurel Mountain** *Battery Energy Storage System Condition Monitoring System*
Second Place: Asia SBU, OPGC *Improving Auxiliary Steam Pressure Control*	**Second Place: US SBU, Laurel Mountain** *Wear Debris Monitoring*	**Second Place: Andes SBU, AES Gener** *Inspection by ROV in Alfalfal Tunnels*	**Second Place: Europe SBU, AES Kilroot** *Kilroot NOx Reduction*

Our success for tomorrow also depends on our businesses replicating best practices from one market to another across our global footprint. Therefore, we added a new category for replication projects and awarded a first, second and third place winner. These projects were replications from previous APEX projects. More than eight projects were submitted to the Replication Working Group to be judged.

FIRST PLACE	SECOND PLACE		THIRD PLACE
MCAC SBU, AES Andres *Pre-Comprehensive Rotor Inspection*	**Asia SBU, OPGC** *Inventory Optimization through Electronic Supply Chain Management Facility*	**Andes SBU, AES San Nicolás** *Inventory Optimization*	**Andes SBU, Costa Complex** *Early Boiler Leak Detection*


ENERGY
SOLUTIONS
OUR BUSINES

2015 AES INNOVATION CONGRESS

We have a track record of turning great ideas into real solutions that transform the way we do business, open opportunities for us to grow the company and ultimately move markets. We recognize and celebrate innovation through the Innovation Congress. Held every two years since 2006, the Congress helps us to identify projects that have been implemented at a business or location in support of our mission and to share those ideas with the potential for broader impact and replication across AES' businesses.

Every AES person is eligible to submit their innovative projects in a short abstract form. A committee from diverse functional areas evaluate the projects based on strategic alignment, innovation, business impact and replicability. Projects selected were asked to submit a whitepaper with more details about how the effort supports our strategy, the ways in which it improved how things were done, what was accomplished in terms of impact and how it can be used by other businesses. The top projects were then invited to present their efforts at the Congress.

We had a total of 645 innovation project abstracts submitted for this year's congress. The field was narrowed and 241 white papers were written. The Congress Committee selected the top projects based on strategic alignment, innovation, business impact and replicability. Of the final 61 projects selected, three projects have patents and one project has a patent pending.

ASPECT: Occupational Health and Safety

At AES, we are committed to protecting our employees from work-related risks and hazards as well as promoting their health while at work and at home.

We recognize that our people are our greatest asset and they share our vision of a safe, incident-free workplace.

Over the years, we have developed the tools, equipment and procedures to create a mindset to stop an incident before it happens. Our Safety Walks program, Job Safety Analyses (JSAs) program, safety audits and training as well as our leadership communications reinforce our belief that an incident-free workplace is possible.

Our people are empowered to stop work when they see something that is unsafe, and they are committed to doing things the right way — the safe way — even when no one is looking. At AES, we call this "Always On," which means looking out for ourselves, our teammates and our families on the job, at home and in our communities.

Our culture of being Always On for Safety has led to real, measurable progress, and we continue to pursue further opportunities to build on our results, recognizing that safety is a journey of continuous improvement.

Health & Safety Governance

Our leadership team — from the Board of Directors and Executive Leadership Team to frontline leaders — is committed to our Values, our Safety Beliefs and our Safety Principles. They drive safety by setting clear expectations, responsibilities and accountabilities, and provide the support and guidance needed to achieve an incident-free workplace.

We have instituted several senior leadership communication channels to our people which help reinforce the importance of safety and help us keep the focus on our main goal. Some examples include:

- Monthly "Safety Leadership Messages" from the AES Chief Operating Officer (COO) and SBU Presidents, which discuss the most relevant topics for the month and contain targeted calls to action to prevent incidents or negative trends. These messages also celebrate our successes by recognizing businesses that have reached safety milestones.
- Periodic "Safety Pauses" led by the AES COO to reflect on our current safety performance trends, lessons learned from recent incidents and improvements made over time.

> ***"Safety is 24/7. It doesn't take a break. Always doing things the right way, the safe way, is simply a really good habit. The more it is practiced, the easier it becomes. At AES, we call this Always On."***
>
> — **Andrés Gluski**
> *AES PRESIDENT AND CEO*

Health & Safety Management System

At AES, we strive for excellence in everything we do. Safety is not an exception. Our Safety Management System (SMS) has improved and matured significantly since 2005 when we set the foundation of our safety program.

The AES SMS is built on the OHSAS 18001 Occupational Health and Safety Management System model. Through its 18 elements, it sets expectations for risk identification and reduction, establishment of consistent methods for managing occupational health and safety, measurement of performance and driving continuous improvements to our safety and health management. As of 2015 approximately 71 percent of our people were working at businesses that have formally certified their SMS to the OHSAS 18001 international standard.

The foundation of the AES SMS comprises our Safety Beliefs and Safety Principles (available on the AES website), which establish guidelines for individual business Safety Policies. These documents demonstrate the level of leadership commitment and support to safety, as well as reinforce the importance of safety to all AES people and contractors.

FIGURE 7 - INDINAPOLIS POWER & LIGHT POLE CLIMBING TRAINING AREA, INDIANAPOLIS (USA)



Our SMS includes specific operational and construction safety standards that each AES business is responsible for implementing and managing. The standards are based on global electric utility best practices and often exceed the local regulatory requirements for some AES businesses. The standards cover areas such as fall prevention, electrical grounding, contractor safety management, job safety analyses, proactive safety practices and more. Their main objective is to ensure that our day-to-day operational and construction activities are performed in the safest manner. Using SMS and continuous improvement principles, we constantly find ways to learn from experiences at AES businesses as well as industry best practices, and then share those lessons among AES people and contractors to improve safety performance and safety practices.

One way we share lessons learned is through the Significant Incident and Potential (SIP) initiative, including the discussion of their subsequently issued Incident Alerts among our people and contractors at AES businesses and construction projects during monthly safety meetings. The SIP initiative is designed to focus the attention of AES leaders on those safety incidents that caused or could have caused serious injuries and fatalities. Pursuant to the SIP initiative AES businesses and contractors promptly report, investigate such incidents and implement corrective actions when necessary. The SIP information sharing process has provided learning opportunities to avoid similar, but possibly more serious, safety incidents resulting in a serious injury or fatality.

As part of creating a workplace in which we empower our people to speak freely, ask questions and voice concerns when it comes to safety, the Speaking Safely helpline continues to provide a secure and anonymous way to report concerns about workplace safety and the environment. The helpline is available anywhere in the world both by phone and online to AES People and contractos. To ensure confidentiality and anonymity, the reporting platform is handled by a third-party vendor.

Health and Safety Training and Committees

Under the AES SMS framework, all AES people and contractors must undergo training to prevent work-

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

related risks and occupational hazards. Although this type of training is occasionally coordinated at the global and strategic business unit level, it is principally managed locally by business leadership and safety professionals.

At the local level, AES businesses and construction projects are responsible for ensuring that all regulatory and AES EHS standard required safety training is planned and performed, and the materials presented are understood and put into practice. Under the AES SMS framework, operating businesses and construction projects must maintain an EHS training matrix that outlines training requirements for every AES person and contractor based on their job responsibilities.

Many AES operational sites maintain dedicated onsite training facilities, including the ability to provide hands-on training. For example, all our T&D businesses ensure that their network electricians and linemen have a structured training program involving both class room and field instruction (see Figure 7 illustrating the linemen training center for our IPL subsidiary in Indianapolis, Indiana). Another example is the Corporate Learning Center in Kazakhstan, which offers a range of training courses to AES people and contractors on technical (operation and maintenance of heat and power, and electrical equipment) and safety topics as well as management skills. AES safety audits assess the strength of local training programs during every external EHS audit when it reviews the SMS protocol as well as assesses the business unit's safety culture strength using our internally developed SMS scorecard process.

Training is also provided using online and virtual reality technologies. Two new training sessions were introduced globally as part of the EHS Leaders Monthly Call. These sessions a) present EHS best practices/lessons learned from the SBUs, and b) train EHS leadership on common topics. On average 50 EHS and business leaders participate on this call each month.

Safety committees at each AES location, with representation by all levels of staff, are in place at all operational and construction locations. These committees work on a variety of local safety management, culture and performance initiatives.

VIRTUAL REALITY TECHNOLOGY FOR SAFETY TRAINING AT AES SUL, BRAZIL

AES Sul, one of our distribution companies in Brazil, launched a pilot virtual reality simulator in 2015 to train electrical technicians on the network maintenance procedures. This training is one of the many tools used by AES Sul to reduce incident rates as it allows assessment of individual trainee behaviors and risk perception when completing the task.

The benefits of the virtual reality simulator training are:

- Replicating field conditions in a controlled environment allowing for the strengthening of workers' risk perception;
- Simulating work-related risks in a virtual environment without exposing the worker to the actual risk;
- Evaluating alternative situations through simulations and selection of the best, safest work procedures;
- Standardizing personnel training;
- Allowing for training at more distant areas from the training center because of its mobility;
- Allowing for employee behavior analysis and profiling;
- Strengthening the knowledge of employees facing the main risks of the operation;
- Reducing overall training time.

Health and Wellness Management

We have a long-standing commitment to the health and well-being of our employees. Wellness initiatives that are locally and culturally relevant are available to employees at the local business level. AES believes that health and wellness are fundamental to people's motivation and satisfaction at work. Therefore, AES businesses offer several benefits, services and policies to its employees, which are continuously improved by organizational environment and market surveys, to guarantee that they are aligned with local practices and also in compliance with all legal aspects.

AES occupational health and employee wellness programs are managed at the SBU and larger local operational business level in accordance to the health exposures and risks faced. These programs are supported globally by more than 90 AES health professionals consisting of physicians, nurses, athletic trainers, etc.

Some of the wellness programs include:

- Assessments and improvements including illumination, noise, indoor air quality, temperature and ergonomic workplace layout;
- Programs against smoking for employees and their families, including informative and motivational lectures, weekly psychological support group sessions as well as medication when necessary;
- Nutrition programs that offer educational lectures on the importance of well-balanced nutrition and healthier routines (including personalized professional assistance);
- Programs focused on non-work-related stress management and sedentary lifestyle, including walks for employees and family recreation; welfare advisors that employees can contact directly and confidentially; training activities conducted on topics related to cardiovascular risks; and promotion of physical activity;
- Labor gymnastics focused on ergonomic risk control and prevention of musculoskeletal disorders caused by fatigue arising from muscle tension at work, non-corrected posture vices as well as movements or efforts in detriment of joint health; and
- Vaccination campaigns such as seasonal flu shots for employees.

AES also employs the services of International SOS, which covers all its employees and contractors to ensure their proper care in the event of a workplace or business travel medical or physical safety emergency, including evacuation to better medical facilities in the event an upgrade in medical care is needed.

Contractor Safety Management

The AES Safety Beliefs and expectations apply equally to our contractors. Our contractors are expected to put safety first in everything they do, to use their Stop Work Authority when they see an unsafe condition and to adhere to all applicable safety requirements.

The key safety standard that drives AES contractor performance is the Contractor Safety Management standard, which sets expectations for contractor pre-qualification, contract administration and management, as well as contractor monitoring. AES businesses are responsible for managing and implementing this standard.

Each AES business has established contractor safety protocols and procedures that verify contractor qualifications and outline required training for all contractors before beginning work. This includes site- and task-specific safety training that must be completed prior to the commencement of the contract. Contractors are responsible for implementing and managing the contractor safety protocols.

Examples of such procedures include mandatory safety orientations that cover the site's safety requirements from personal protective equipment (PPE) and local hazards to emergency procedures and traffic rules. In some countries, our practices have helped to improve the overall quality and safety performance of contractor companies.

PUTTING SAFETY FIRST FOR OUR CONTRACTORS

Operational and construction contractors make up more than 50 percent of our workforce, and it is critical that they share our safety culture.

During 2015 we engaged with our businesses operational frontline leaders through an online survey and leadership workshops to evaluate contractor safety performance and get input about how to improve their performance and strengthen their safety culture.

Via the survey responses and workshops deliberations, we are obtaining better insights on contractor safety management in areas like Stop Work Authority use; contractor incident management; application of proactive safety measures such as safety walks, job safety analyses (JSAs) and pre-job safety briefings; and how contractors want to be engaged around safety.

What we learn from these good practices are then shared for the benefit of AES as a whole. As a result, we took the actions necessary to elevate the safety culture of our contractors and we set the goal to reduce our construction and operational contractor Lost Time Incidents by 50 percent in 2016.

2015 Global Safety Goals

In order to achieve world-class safety and environmental performance and create a culture that will sustain it, AES and its businesses have a clear picture of the continuous improvement steps we need to take. Our annual corporate-level safety goals are one of the ways we demonstrate our commitment to our people, our contractors and the communities in which our businesses operate.

TARGET GOAL	ACHIEVEMENT
1) Complete 100% of Monthly Safety Walks targets per business	 **130% OF SAFETY WALK GOAL COMPLETED**

The Safety Walks program is one of the cornerstones of our proactive safety management program and emphasizes the importance of identifying and addressing workplace hazards and unsafe behaviors and providing effective feedback on our people's behavior and safety practices.

2) Conduct monthly safety meetings with at least 95% participation of AES People and Contractors	 **98% PARTICIPATION RATE ACHIEVED**

Mandatory monthly safety meetings are one of the tools used to obtain feedback on safety concerns, drive safety initiatives and share best practices. Topics covered during these meetings range anywhere from AES Safety Belief discussions to managing stress at work, and always include a review of recent incidents and sharing of best practices.

TARGET GOAL	ACHIEVEMENT
3) Establish new safety action plans addressing SMS / safety culture gaps	 ALL ACTION PLANS WERE ESTABLISHED

This initiative was completed at the SBU level with the creation of 21 SMS action plans during 2015 in topic areas related to off-the-job safety, safety recognition, safety communications, mentoring, and contractor safety.

4) Establish a routine process to communicate monthly "safety lessons learned" information	 COMMUNICATION PROCESS WAS ESTABLISHED

In coordination with the SBU safety leads, a new monthly safety lessons learned communication process was initiated during 2015. It involved Global EHS & Security developing and distributing a monthly presentation on company-wide safety metrics, a safety awareness topic, and lessons learned summaries for recent significant safety incidents to each SBU. The SBUs then distributed this monthly presentation to their individual business locations.

In addition to management systems goals, annual organizational safety goals are set that affect AES people's variable compensation. Leadership commitment to the goals is shown by their involvement in setting the goals, and by the impact to their compensation on whether or not annual goals are attained.

Another mechanism used to instill leadership commitment to EHS goal progress is the AES Leadership EHS KPIs program — under which 22 separate KPIs, 16 of which are related to safety, are continuously tracked and whose attainment support accomplishment of EHS management and performance improvement.

Leadership tracking of EHS goal progress is provided via our our EMIS, the AESOnline system, for both annual safety goals at the corporate, SBU and individual business level, and for the individual leader EHS KPIs.

Reactive Safety Metrics

Reactive safety metrics are those related to actual unsafe events that have occurred, and include first aid cases, OSHA recordable cases, Lost Time Incident (LTI) cases and occupational fatality incidents. AES reactive safety metrics reporting is substantially based on U.S. OSHA reporting requirements (29 CFR 1904).

Occupational Fatalities

AES experienced two occupational fatality events during 2015 in our AES Sul T&D business in Brazil; one involving a contractor and electrical contact during a pole replacement operation, and one involving an AES Sul person drowning during inclement weather while conducting electrical grid repairs. After the investigations were complete, lessons learned and corrective actions were shared and implemented not only at AES Sul but across AES' businesses globally.

As tragic as these two incidents were, our occupational fatality performance in 2015 still represented a 90 percent reduction in occupational fatalities compared to the annual rates of 2000-2004 and reflected a 50 percent reduction compared to the preceding three-year average of four incidents per year for both AES people and contractors.

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

TABLE OF CONTENTS
FINANCIAL EXCELLENCE
OPERATIONAL EXCELLENCE
ENVIRONMENTAL PERFORMANCE
STAKEHOLDER ENGAGEMENT
OUR PEOPLE

TABLE 20 - AES OCCUPATIONAL FATALITY CASES, 2012-2015

Occupational Fatalities	2012	2013	2014	2015
AES People	1	1	0	1
Contractors	6	3	1	1

During the four-year reporting period, the number of these incidents involving contractor personnel has tended to be higher than those involving AES employees. However, as a result of our operational business and construction project leadership focus on contractor personnel safety and health, we have seen an improvement in the past two years. At AES, our goal is to have an incident-free workplace, and we will not be satisfied until the program achieves a zero fatalities and other significant safety incident rate for our people and contractors. We continue to execute our Occupational Health and Safety (OHS) program focused on safety management system excellence and proactive safety because we believe that a workplace for our people and contractors with no significant safety incidents is achievable in the near future at AES.

Lost Time Incident (LTI) Rates

Our target for LTI rates was set to be below the U.S. utility industry top quartile benchmark LTI rates. Our businesses have been below this benchmark for the last several years. Although there was a slight uptick in overall LTI rate for both AES people and contractors in 2015, our LTI rate performance remains well below the industry-based top quartile performance benchmark.
AES businesses calculate LTI rates for their employees and contractors based on OSHA standards, so they are comparable across any industry or group. The standard is based on 200,000 labor hours, which equates to 100 workers who work 40 hours per week and 50 weeks per year.

FIGURE 8 - LOST TIME INCIDENT RATES – AES PEOPLE, 2012-2015


0.200
0.150
0.100
0.050
0.000
2012
2013
2014
2015
AES PEOPLE
US UTILITY INDUSTRY TOP QUARTILE RATE

FIGURE 9 - LOST TIME INCIDENT RATES — OPERATIONAL & CONSTRUCTION CONTRACTORS, 2012-2015


0.200
0.150
0.100
0.050
0.000
2012
2013
2014
2015
OPERATIONAL CONTRACTORS
CONSTRUCTION CONTRACTORS
US UTILITY INDUSTRY TOP QUARTILE RATE

AES has been able to maintain its lost time occupational safety incident rates at better than top quartile industry levels by rigorous implementation of its OHS programs across the globe during the last four years. However, there has been an increase in LTI rates for both AES people and contractors during 2015 compared to 2014 performance. AES businesses are addressing this increase by continuing to execute the SMS— implementing new initiatives in areas such as predictive incident modeling and focusing on improving contractor safety management.

2015 LTI rates for AES people and contractors have been verified by Lloyd's Register Quality Assurance Inc. (LRQA), which conducted a limited assurance of our LTI rate data and results.

Proactive Safety Metrics

AES businesses take a proactive approach to safety management. Proactive safety metrics include Safety Walk performance, identification of unsafe behaviors and conditions, reporting and investigation of near-miss incidents, and setting of and tracking the progress of SMS goals and action plans.

Safety Walks are performed to identify potential safety risks and improve safety culture in the field. We can also prevent incidents and save lives by reporting, collecting, sharing and analyzing near miss and workplace hazards cases that, if not addressed, may lead to a more serious injury.

The proactive Safety Walk and near miss efforts completed during the 2012-2015 period are illustrated in the following table.

TABLE 21 - PROACTIVE SAFETY METRICS, 2012-2015

Proactive Safety Indicator	2012	2013	2014	2015
Safety Walks	114,613	115,885	109,241	104,294
Near Misses	575	721	571	869

The annual numbers of Safety Walks are consistently high, indicating our leaders and teams are frequently interacting on safety. The number of near miss incidents reported in 2015 increased from the annual levels seen during the three prior years, which is a sign of safety culture improvement.

HEALTH AND SAFETY RECOGNITION

Internal Safety Recognitions

As we strive to create a workplace free of incidents, it is important to recognize our people and businesses that exemplify what it means to put safety first. Recognition for positive efforts and results is an essential element of a world-class safety culture. At a global level AES has three different safety recognitions: I'm Always On, Safety Milestone Program and the annual Golden Hard Hat award. Also, AES businesses have local and regional programs that provide positive reinforcement for individuals and teams that demonstrate exceptional safe work practices.

I'm Always On

"*I'm Always On*" is a new program implemented in 2015 that celebrates our people who are Always On for Safety. We want to recognize their behaviors and inspire others to learn from them. People who are Always On for Safety are looking out for their coworkers, family and community by having safety as a permanent mindset.

Safety Milestone Program

The *Safety Milestone Program* grants recognition to operational businesses and construction projects that achieve significant number of hours or years without an LTI to an AES person (employee) or contractor.

The businesses that achieved one or more "no LTI" safety milestones in 2015 were:

TABLE 22 - INTERNAL AES SAFETY MILESTONES, 2015

AES Business	Country	Period without an LTI
Andes SBU		
Cochrane Construction Project	Chile	4 million hours
Gener Costa Ventanas	Chile	5 years
Gener Guacolda V Construction Project	Chile	2 million hours
Cochrane Construction Project	Chile	2 million hours
Alto Maipo Construction Project	Chile	2 million hours
Alicura	Argentina	10 years
Asia SBU		
OPGC II Construction Project	India	2,4 and 6 million hours
Mong Duong II	Vietnam	1 million hours
Brazil SBU		
AES Sul	Brazil	4 million hours
AES Eletropaulo	Brazil	2,4 and 6 million hour
Europe SBU		
AES Elsta	Netherlands	5 years
Europe SBU		
Nejapa	El Salvador	5 years
AES El Salvador	El Salvador	2, 4 and 6 million hours
Merida Ill	Mexico	5 years
Europe SBU		
Southland Huntington Beach	United States	5 years

Golden Hard Hat Award

Created in 2009, each year the *Golden Hard Hat Award* honors an AES business that makes significant improvements in comparison to prior safety performance, develops and rolls out new safety techniques or practices, or implements systematic proactive practices. This is the highest safety recognition, and in 2015 it was granted to IP&L's Eagle Valley Construction Project. Past winners include a complex of three power plants in the Dominican Republic, Mong Duong II in Vietnam, AES Chivor in Colombia, AES Tiete in Brazil, AES Palm Springs in California and Amman East Construction Project in Jordan.

External Safety Recognition

Awards and recognition are external markers of the achievement we have made in safety. They reinforce our programs and initiatives, and they validate that we are on the right path to reaching a workplace free of incidents.

Our businesses have received numerous external safety awards as recognition of their strong safety culture and performance.

The following list identifies awards received during 2015.

TABLE 23 - EXTERNAL SAFETY RECOGNITIONS, 2015

AES Business	Country	Recognition	Granted by
Mong Duong II	Vietnam	Quang Ninh Merit for Outstanding Achievement in EHS Performance	Quang Ninh People Committee
Mong Duong II	Vietnam	RoSPA Gold Award 2015 for Occupational Health and Safety	Royal Society for the Prevention of Accidents (RoSPA)
OPGC	India	Kalinga Safety Award in Gold Category in the power sector for the assessment year 2014.	Institute of Quality & Environment Management Services Pvt. Ltd.
Ballylumford	Northern Ireland	RoSPA Gold Award for Occupational Health and Safety	RoSPA
Kilroot	Northern Ireland	RoSPA Gold Award for Occupational Health and Safety	RoSPA
Levant	Jordan	British Safety Council with Merit	British Safety Council
Levant	Jordan	RoSPA Gold Award for Occupational Health and Safety	RoSPA
Levant	Jordan	Safety Achievement Award	Edison Electric Institute
Amman East	Jordan	British Safety Council with Merit	British Safety Council
Amman East	Jordan	RoSPA Gold Award for Occupational Health and Safety	RoSPA

AES Business	Country	Recognition	Granted by
Amman East	Jordan	Safety Achievement Award	Edison Electric Institute
Amman East	Jordan	Excellence Award for Superior HSE performance	Social Security Department of Jordan
Maritza	Bulgaria	British Safety Council with Merit	British Safety Council
Elsta	The Netherlands	British Safety Council with Merit	British Safety Council
Elsta	The Netherlands	RoSPA Gold Medal Award for Occupational Health and Safety	British Safety Council
Shulba HPP	Kazakhstan	British Safety council with Merit	British Safety Council
UK HPP	Kazakhstan	British Safety Council with Merit	British Safety Council
UK HPP	Kazakhstan	RoSPA Silver Award for Occupational Health and Safety	RoSPA
AES Tietê	Brazil	Prêmio Eloy Chaves	COGE Association
AES Eletropaulo	Brazil	Prêmio Eloy Chaves	COGE Association
AES Brazil	Brazil	Special award for getting seven Safety Awards from COGE Association in the last 15 years	COGE Association
TEG TEP	Mexico	Empresa Segura	Delegation of the Labor and Social Prevision
AES El Salvador	El Salvador	Reconocimientos Cruz Roja de El Salvador	El Salvador Red Cross



CREATING A SAFETY CULTURE IN VIETNAM

Completed in early 2015, the 1,200 MW Mong Duong II power plant in Vietnam set new standards for safety in the country.

The team's unprecedented safety levels started with local leadership, who demonstrated their passion for safety to the team. Peaking at more 7,000 people working on the site working with more than 20 subcontractor firms with high personnel turnover, it required everybody to be Always On for Safety.

The AES team emphasized a safety mindset from the project start to show our contractors the importance of being The project team was successful in engaging its contractors and building a qualified and experienced construction team. To build such a strong safety culture, they incorporated several elements into their safety program that can be replicated by other AES businesses including 14 different proactive safety initiatives to address safety challenges. As a testament of the safety culture achieved, the project at one point reached more than 15 million hours without a lost time incident. It was a recipient of the 2013 AES Golden Hard Hat Award.

The safety culture also extended to local schools where our people provided safety training materials, gave lectures on the safe use of electricity and electrical appliances, and helped repair and replace unsafe electrical appliances in school classrooms.

INDEX OF FIGURES

INDEX OF TABLES

Exhibit E

2015 Form 10-K Disclosures

Page 8

33% of our generation plants are fueled by natural gas. Generally, we use gas from local suppliers in each market. A few exceptions to this are AES Gener in Chile, where we purchase imported gas from third parties, and our plants in the Dominican Republic, where we import LNG to utilize in the local market.

28% of our generation plants are fueled by renewables, including hydro, wind and energy storage, which do not have significant fuel costs.

5% of our generation fleet utilizes oil, diesel and petroleum coke ("pet coke") for fuel. Oil and diesel are sourced locally at prices linked to international markets, while pet coke is largely sourced from Mexico and the U.S.

Renewable Generation Facilities — We currently own and operate 8,145 MW (4,237 proportional MW) of renewable generation, including hydro, wind, energy storage, solar, biomass and landfill gas.

Page 22

Other Regulatory Considerations — In 2011, a regulation on air emission standards for thermoelectric power plants became effective. This regulation provides for stringent limits on emission of PM and gases produced by the combustion of solid and liquid fuels, particularly coal. For existing plants, including those currently under construction, the new limits for PM emissions went into effect at the end of 2013, and the new limits for SO_2, NO_x and mercury emission will begin to apply in mid-2016, except for those plants operating in zones declared saturated or latent zones (areas at risk of or affected by excessive air pollution), where these emission limits will become effective by June 2015. In order to comply with the new emission standards, AES Gener initiated investments in Chile at its older coal facilities (Ventanas I and II and Norgener I and II, constructed between 1964 and 1997) in 2012. As of December 31, 2015, AES Gener has concluded investments of approximately $229 million in order to comply within the required time frame. Additionally, its equity method investee Guacolda started the installation of new equipment during 2013, spending approximately $185 million (Guacolda I, II and IV) as of December 31, 2015 with the remaining $37 million to be invested in 2016.

Page 64

Our renewable energy projects and other initiatives face considerable uncertainties including, development, operational and regulatory challenges.

Wind generation, our solar projects and our investments in projects such as energy storage are subject to substantial risks. Projects of this nature have been developed through advancement in technologies which may not be proven or whose commercial application is limited, and which are unrelated to our core business. Some of these business lines are dependent upon favorable regulatory incentives to support continued investment, and there is significant uncertainty about the extent to which such favorable regulatory incentives will be available in the future. Furthermore, production levels for our wind and solar projects may be dependent upon adequate wind or sunlight resulting in volatility in production levels and profitability. For example, for our wind projects, wind resource estimates are based on historical experience when available and on wind resource studies conducted by an independent engineer, and are not expected to reflect actual wind energy production in any given year.

As a result, these types of renewable energy projects face considerable risk relative to our core business, including the risk that favorable regulatory regimes expire or are adversely modified. In addition, because certain of these projects depend on technology outside of our expertise in generation and utility businesses, there are risks associated with our ability to develop and manage such projects profitably. Furthermore, at the development or acquisition stage, because of the nascent nature of these industries or the limited experience with the relevant technologies, our ability to predict actual performance results may be hindered and the projects may not perform as predicted. There are also risks associated with the fact that some of these projects exist in markets where long-term fixed price contracts for the major cost and revenue components may be unavailable, which in turn may result in these projects having relatively high levels of volatility. Even where available, many of our renewable projects sell power under a Feed-in-Tariff, which may be eliminated or reduced, which can impact the profitability of these projects, or make money through the sale of Emission Reductions products, such as Certified Emissions Reductions, Renewable Energy Certificates or Renewable Obligation Certificates, and the price of these products may be volatile.

These projects can be capital-intensive and generally are designed with a view to obtaining third party financing, which may be difficult to obtain. As a result, these capital constraints may reduce our ability to develop these projects or obtain third party financing for these projects. These risks may be exacerbated by the current global economic crisis, including our management's increased focus on liquidity, which may also result in slower growth in the number of projects we can pursue. The economic downturn could also impact the value of our assets in these countries and our ability to develop these projects. If the value of these assets decline, this could result in a material impairment or a series of impairments which are material in the aggregate, which would adversely affect our financial statements.

<u>Pages 67-69</u>

Our businesses are subject to stringent environmental laws and regulations.

Our businesses are subject to stringent environmental laws and regulations by many federal, regional, state and local authorities, international treaties and foreign governmental authorities. These laws and regulations generally concern emissions into the air, effluents into the water, use of water, wetlands preservation, remediation of contamination, waste disposal, endangered species and noise regulation, among others. Failure to comply with such laws and regulations or to obtain or comply with any necessary environmental permits pursuant to such laws and regulations could result in fines or other sanctions. Environmental laws and regulations affecting power generation and distribution are complex and have tended to become more stringent over time. Congress and other domestic and foreign governmental authorities have either considered or implemented various laws and regulations to restrict or tax certain emissions, particularly those involving air emissions and water discharges. See the various descriptions of these laws and regulations contained in Item 1.—*Business* of this Form 10-K. These laws and regulations have imposed, and proposed laws and regulations could impose in the future, additional costs on the operation of our power plants. We have incurred and will continue to incur significant capital and other expenditures to comply with these and other environmental laws and regulations. Changes in, or new development of, environmental restrictions may force the Company to incur significant expenses or expenses that may exceed our estimates. There can be no assurance that we would be able to recover all or any increased environmental costs from our customers or that our business, financial condition, including recorded asset values or results of operations, would not be materially and adversely affected by such expenditures or any changes in domestic or foreign environmental laws and regulations.

Our businesses are subject to enforcement initiatives from environmental regulatory agencies.

The EPA has pursued an enforcement initiative against coal-fired generating plants alleging wide-spread violations of the new source review and prevention of significant deterioration provisions of the CAA. The EPA has brought suit against a number of companies and has obtained settlements with many of these companies over such allegations. The allegations typically involve claims that a company made major modifications to a coal-fired generating unit without proper permit approval and without installing best available control technology. The principal, but not exclusive, focus of this EPA enforcement initiative is emissions of SO_2 and NO_x. In connection with this enforcement initiative, the EPA has imposed fines and required companies to install improved pollution control technologies to reduce emissions of SO_2 and NO_x. There can be no assurance that foreign environmental regulatory agencies in countries in which our subsidiaries operate will not pursue similar enforcement initiatives under relevant laws and regulations.

Regulators, politicians, non-governmental organizations and other private parties have expressed concern about greenhouse gas, or GHG, emissions and the potential risks associated with climate change and are taking actions which could have a material adverse impact on our consolidated results of operations, financial condition and cash flows.

As discussed in Item 1.—*Business*, at the international, federal and various regional and state levels, rules are in effect and policies are under development to regulate GHG emissions, thereby effectively putting a cost on such emissions in order to create financial incentives to reduce them. In 2015, the Company's subsidiaries operated businesses which had total CO_2 emissions of approximately 67.6 million metric tonnes, approximately 27.4 million of which were emitted by businesses located in the U.S. (both figures ownership adjusted). The Company uses CO_2 emission estimation methodologies supported by "The Greenhouse Gas Protocol" reporting standard on GHG emissions. For existing power generation plants, CO_2 emissions data are either obtained directly from plant continuous emission monitoring systems or calculated from actual fuel heat inputs and fuel type CO_2 emission factors. The estimated annual CO_2 emissions from fossil fuel electric power generation facilities of the Company's subsidiaries that are in construction or development and have received the necessary air permits for commercial operations are approximately 7.8 million metric tonnes (ownership adjusted). This overall estimate is based on a number of projections and assumptions which may prove to be incorrect, such as the forecasted dispatch, anticipated plant efficiency, fuel type, CO_2 emissions rates and our subsidiaries' achieving completion of such construction and development projects. However, it is certain that the projects under construction or development when completed will increase emissions of our portfolio and therefore could increase the risks associated with regulation of GHG emissions. Because there is significant uncertainty regarding these estimates, actual emissions from these projects under construction or development may vary substantially from these estimates.

The non-utility, generation subsidiaries of the Company often seek to pass on any costs arising from CO_2 emissions to contract counterparties, but there can be no assurance that such subsidiaries of the Company will effectively pass such costs onto the contract counterparties or that the cost and burden associated with any dispute over which party bears such costs would not be burdensome and costly to the relevant subsidiaries of the Company. The utility subsidiaries of the Company may seek to pass on any costs arising from CO_2 emissions to customers, but there can be no assurance that such subsidiaries of the Company will effectively pass such costs to the customers, or that they will be able to fully or timely recover such costs.

Foreign, federal, state or regional regulation of GHG emissions could have a material adverse impact on the Company's financial performance. The actual impact on the Company's financial performance and the financial performance of the Company's subsidiaries will depend on a number of factors, including among others, the degree and timing of GHG emissions reductions required under any such legislation or regulation, the cost of emissions reduction equipment and the price and availability of offsets, the extent to which market based compliance options are available, the extent to which our subsidiaries would be entitled to receive GHG emissions allowances without having to purchase them in an auction or on the open market and the impact of such legislation or regulation on the ability of our subsidiaries to recover costs incurred through rate increases or otherwise. As a result of these factors, our cost of compliance could be substantial and could have a material adverse impact on our results of operations.

In January 2005, based on European Community "Directive 2003/87/EC on Greenhouse Gas Emission Allowance Trading," the EU ETS commenced operation as the largest multi-country GHG emission trading scheme in the world. On February 16, 2005, the Kyoto Protocol became effective. The Kyoto Protocol requires all developed countries that have ratified it to substantially reduce their GHG emissions, including CO_2. However, the United States never ratified the Kyoto Protocol and, to date, compliance with the Kyoto Protocol and the EU ETS has not had a material adverse effect on the Company's consolidated results of operations, financial condition and cash flows.

In December 2015, the Parties to the United Nations Framework Convention on Climate Change ("UNFCCC") convened for the 21st Conference of the Parties in Paris, France. The result was the so-called Paris Agreement. We anticipate that the Paris Agreement will continue the trend towards the efforts to de-carbonize the global economy and to further limit GHG emissions, including in those countries where the Company does business. It is difficult to predict the nature, timing and scope of such regulation but it could have a material adverse effect on the Company's financial performance.

In the U.S., there currently is no federal legislation imposing a mandatory GHG emission reduction programs (including for CO_2) affecting the electric power generation facilities of the Company's subsidiaries. However, the EPA has adopted regulations pertaining to GHG emissions that require new sources of GHG emissions of over 100,000 tons per year, and existing sources planning physical changes that would increase their GHG emissions by more than 75,000 tons per year, to obtain new source review permits from the EPA prior to construction or modification. Additionally, the EPA has promulgated a rule establishing New Source Performance Standards for CO_2 emissions for newly constructed and modified/reconstructed fossil-fueled EUSGUs larger than 25 MW. The EPA has also promulgated a rule, the Clean Power Plan ("CPP"), that requires existing EUSGUs to begin reducing GHG emissions starting in 2022 with the full reduction requirement in 2030. Under the CPP, states are required to develop and submit plans that establish performance standards or, through emissions trading programs, otherwise meet a state-wide emissions rate average or mass-based goal. For further discussion of the regulation of GHG emission, including the U.S. Supreme Court's recently issued orders staying implementation of the CPP, see Item 1.—*Business—Environmental and Land-Use Regulations—United States Environmental and Land-Use Legislation and Regulations—Greenhouse Gas Emissions* above.

Such regulations, and in particular regulations applying to modified or existing EUSGUs, could increase our costs directly and indirectly and have a material adverse effect on our business and/or results of operations. See Item 1.—Business of this Form 10-K for further discussion about these environmental agreements, laws and regulations.

At the state level, the RGGI, a cap-and-trade program covering CO_2 emissions from electric power generation facilities in the Northeast, became effective in January 2009, and California has adopted comprehensive legislation and regulation that requires mandatory GHG reductions from several industrial sectors, including the electric power generation industry. At this time, other than with regard to RGGI (further described below) and proposed Hawaii regulations relating to the collection of fees on GHG emissions, the impact of both of which we do not expect to be material, the Company cannot estimate the costs of compliance with United States federal, regional or state GHG emissions reduction legislation or initiatives, due to the fact that most of these proposals are not being actively pursued or are in the early stages of development and any final regulations or laws, if adopted, could vary drastically from current proposals; in the case of California, we anticipate no material impact due to the fact that we expect such costs will be passed through to our offtakers under the terms of existing tolling agreements.

The regional auctions of RGGI allowances needed to be acquired by power generators to comply with state programs implementing RGGI occur approximately every quarter. Our subsidiary in Maryland is our only subsidiary that was subject to RGGI in 2015. Of the approximately 27.4 million metric tonnes of CO_2 emitted in the United States by our subsidiaries in 2015 (ownership adjusted), approximately 1.4 million metric tonnes were emitted by our subsidiary in Maryland. The Company estimates that the RGGI compliance costs could be approximately $3.4 million for

2016. There is a risk that our actual compliance costs under RGGI will differ from our estimates by a material amount and that our model could underestimate our costs of compliance.
In addition to government regulators, other groups such as politicians, environmentalists and other private parties have expressed increasing concern about GHG emissions. For example, certain financial institutions have expressed concern about providing financing for facilities which would emit GHGs, which can affect our ability to obtain capital, or if we can obtain capital, to receive it on commercially viable terms. Further, rating agencies may decide to downgrade our credit ratings based on the emissions of the businesses operated by our subsidiaries or increased compliance costs which could make financing unattractive. In addition, plaintiffs have brought tort lawsuits against the Company because of its subsidiaries' GHG emissions. Unless the United States Congress acts to preempt such suits as part of comprehensive federal legislation, additional lawsuits may be brought against the Company or its subsidiaries in the future. While the litigation mentioned has been dismissed, it is impossible to predict whether similar future lawsuits are likely to prevail or result in damages awards or other relief. Consequently, it is impossible to determine whether such lawsuits are likely to have a material adverse effect on the Company's consolidated results of operations and financial condition.

Furthermore, according to the Intergovernmental Panel on Climate Change, physical risks from climate change could include, but are not limited to, increased runoff and earlier spring peak discharge in many glacier and snow-fed rivers, warming of lakes and rivers, an increase in sea level, changes and variability in precipitation and in the intensity and frequency of extreme weather events. Physical impacts may have the potential to significantly affect the Company's business and operations, and any such potential impact may render it more difficult for our businesses to obtain financing. For example, extreme weather events could result in increased downtime and operation and maintenance costs at the electric power generation facilities and support facilities of the Company's subsidiaries. Variations in weather conditions, primarily temperature and humidity also would be expected to affect the energy needs of customers. A decrease in energy consumption could decrease the revenues of the Company's subsidiaries. In addition, while revenues would be expected to increase if the energy consumption of customers increased, such increase could prompt the need for additional investment in generation capacity. Changes in the temperature of lakes and rivers and changes in precipitation that result in drought could adversely affect the operations of the fossil fuel-fired electric power generation facilities of the Company's subsidiaries. Changes in temperature, precipitation and snow pack conditions also could affect the amount and timing of hydroelectric generation.

In addition to potential physical risks noted by the Intergovernmental Panel on Climate Change, there could be damage to the reputation of the Company and its subsidiaries due to public perception of GHG emissions by the Company's subsidiaries, and any such negative public perception or concerns could ultimately result in a decreased demand for electric power generation or distribution from our subsidiaries. The level of GHG emissions made by subsidiaries of the Company is not a factor in the compensation of executives of the Company.

If any of the foregoing risks materialize, costs may increase or revenues may decrease and there could be a material adverse effect on the electric power generation businesses of the Company's subsidiaries and on the Company's consolidated results of operations, financial condition and cash flows.

Exhibit F

2016 Definitive Proxy Statement Disclosures

Page 58

Through our Investment Program, we seek opportunities to capitalize on technological or legislative changes to improve the sustainability of our portfolio while generating attractive returns for our investors.

Consistent with this strategy, we have made significant investments in renewable energy sources, including hydro, wind, energy storage and biomass facilities. In the U.S., while the proponents claim that 86% of power generated by AES' U.S. portfolio is produced at coal-fired plants, we have disclosed that 45% of our U.S. portfolio is fired by natural gas and another 10% consists of renewables, oil and pet coke. A breakdown of our U.S. and global portfolios by fuel type is included on pages 4-5 of The AES Fact Sheet dated November 5, 2015, available on our website: http://s2.q4cdn.com/825052743/files/doc_downloads/Fact Sheet/11-18-15-Q3-2015-Fact-Sheet_FINAL.pdf.

We also have a number of current initiatives which will enhance the sustainability of our portfolio while generating returns for our investors, including the following examples:

- *Technological Change*. We are a world leader in battery-based energy storage, which provides zero emission power. Energy storage also supports other renewables such as wind and solar by providing power when solar and wind (due to time of day, weather or other reasons) are not available to provide generation. We currently have 116 MW of interconnected energy storage, equivalent to 232 MW of resource, in operation. Projects under construction or in late stage development are expected to substantially increase this capacity.
- *Regulatory Changes*. At Indianapolis Power & Light ("IPL"), we currently have 3,034 MW of generation under construction, including the upgrade of 1,713 MW of coal-fired generation to meet Mercury & Air Toxicity Standards. We are also building a new 671 MW combined cycle gas facility, converting 630 MW of coal-fired generation to gas-fired generation and building 20 MW of energy storage at IPL. The majority of these projects will be on-line during 2016.

Page 59

As noted above, AES has been favorably recognized by third party leaders in the global sustainability movement for its sustainability practices and environmental disclosure. Consistent with past practice, consideration of legislative and technological changes will remain a key component of the AES' Corporate Strategy and Investment Program in the future.

Exhibit G


AES
we are the energy

Downloads:

Delivering Sustainable Results

As a leading sustainable power company, our diverse mix of generation sources provides us the strength and flexibility to adapt to local and regional market needs, maximize plant efficiency and deliver reliable, affordable electricity.

We believe that our businesses do much more than just provide power. Improving lives and making a lasting difference in the communities in which our businesses operate has always been part of our values and mission. We believe it is our responsibility to provide infrastructure solutions that support a sustainable social, economic and environmental future.

Our sustainability activities focus on specific areas, or material aspects, within the context of five broad strategic initiatives: Financial Excellence, Operational Excellence, Environmental Performance, Stakeholder Engagement and AES People.

Message from the CEO

"Improving lives and making a lasting difference in the communities

in which our businesses operate has always been part of AES' values and mission. We believe it is our responsibility to provide infrastructure solutions that support a sustainable social, economic and environmental future."

Andrés Gluski
AES President and Chief Executive Officer

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A Company Built on Values, Sustained by Values

Our values are at the heart of our operations and we believe these values set us apart from others in our industry. Every day, our people and businesses around the world are guided by the following core values:

PUT SAFETY FIRST

We always put safety first—for our people, contractors and communities.

ACT WITH INTEGRITY

Integrity is at the core of everything we do—how we conduct ourselves and how we interact with our stakeholders.

HONOR COMMITMENTS

We honor our commitments to our customers, teammates, communities, owners, suppliers and partners, and we encourage our businesses to make positive contributions to society.

STRIVE FOR EXCELLENCE

We strive to be the best in all that we do and to perform at world-class levels.

HAVE FUN THROUGH WORK

Work can be fun, fulfilling and exciting. We appreciate being part of a team that is making a difference and we will work to grow and strengthen our operations.

A Sustainable Advantage

Our Business Model

Our business model is to be the world's leading sustainable power company that safely provides reliable, affordable energy. We seek to do this by leveraging our unique electricity platforms and the knowledge of our people to provide the energy and infrastructure solutions our customers truly need. Our people share a passion to help meet the world's current and increasing energy needs, while providing communities and countries the opportunity for economic growth due to the availability of reliable, affordable electric power.

Our Footprint

We focus on delivering competitive services and products in our core markets, while also pursuing appropriate business development opportunities in additional markets where we can compete effectively.

Our People

On every business venture, our people share a passion to help meet the world's current and increasing energy needs, while providing communities and countries the opportunity for economic growth due to the availability of reliable, affordable electric power.

Resources

2016 Strategy for Environmental Performance

2015 Sustainability Report

2014 Sustainability Report

2014 Sustainability Report Supplement

2013 Sustainability Report

2013 Sustainability Report Supplement

2012 Sustainability Report

2012 Sustainability Report Supplement

CDP Responses

Scarlett Alvarez

VP and Chief Stakeholder and Sustainability Officer

Scarlett has more than 14 years of experience in the electricity sector and is currently Vice President and Chief Stakeholder and Sustainability Officer for AES. She joined AES in 2002 and has served in diverse roles at the local, regional and corporate levels in the areas of Stakeholder Management, External and Investor Relations, Sustainability, Corporate Social Responsibility and Corporate Affairs.

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AES
we are the energy

Environmental Performance

The core of our corporate sustainability efforts centers on understanding the environments in which we operate and committing to the development of environmentally responsible energy solutions. Environmental stewardship and leadership are a key part of our business. Our Environmental Management System (EMS), environmental measurement metrics, and certifications and standards demonstrate our tangible commitment to environmental sustainability.

We also work to develop the right energy solutions for the markets in which we operate. Our company and our businesses lead the industry by expanding energy storage solutions and other renewables to make them more viable and relevant for the future. Additionally, in markets where fossil fuel generation is the right choice for development, we are working to ensure those resources are used in the most efficient, effective and responsible manner.

All our subsidiary locations are required to design, implement and manage our EMS and Environmental Policy. Our subsidiary locations are responsible for applying the EMS and Environmental Policy during their respective daily operations when selecting or evaluating suppliers; developing new services or projects; planning logistics; managing effluents and waste; performing engineering or maintenance operations; and performing due diligence for merges and acquisitions.

The foundation of our environmental management approach is embodied in the following four principles included in our Environmental Policy:

1. Meet or exceed the requirements of environmental rules and regulations imposed by local, regional, and national governments and by participating financial institutions.
2. Meet or exceed our Environmental Standards.
3. Make decisions on additional expenditures based on a number of factors, including an evaluation of the local, regional and global environment where the term "environment" is broadly defined as the external surroundings or conditions within which people live — including ecological, economic, social and all other factors that determine quality of life and standard of living.
4. Seek continual improvement of the environmental performance at every AES business.

Refer to Awards and Recognition for more information about external recognition from stakeholders for ongoing performance improvements.

Our Environmental Performance material issues include air emissions, water, effluents and waste and biodiversity.


AES
the power of being global

The AES Corporation Environmental Policy

AES operating businesses and construction projects around the world operate under the following four environmental guidelines:

- Meet or exceed the requirements of environmental rules and regulations imposed by local, regional, and national governments and by participating financial institutions;
- Meet or exceed AES Corporation environmental standards set forth in its programs and policies;
- Plan and budget for investments that achieve sustainable environmental results by taking into account local, regional, and global environment where the term "environment" is broadly defined as, "the external surroundings or conditions within which people live, including ecological, economic, social and all other factors that determine quality of life and standard of living"; and
- Strive to continually improve environmental performance at every business.

AES established these guidelines to reflect its commitment to the environment as part of the Company's shared values. AES business leaders are encouraged to develop a balanced approach to meeting these guidelines; one that considers all environmental standards and requirements, as well as the needs of all stakeholders (including social and other needs of the local community).

Andres Gluski, CEO

March 22, 2012
Date






AES
we are the energy

Environmental Metrics and Performance

We manage all the aspects of our environmental performance in accordance with our Environmental Management System (EMS) framework, which addresses environmental risk and regulatory compliance management processes.

Air Emissions

Combustion of fuels to generate electric power results in the release of both conventional and greenhouse gas (GHG) emissions. Depending on the fuels used to generate power, these conventional air emissions may consist of sulfur dioxide (SO2), nitrogen oxides (NOx), particulate matter (PM) and mercury (Hg). Also, the combustion of fuels results in the direct emission of Scope 1 GHGs, primarily carbon dioxide (CO2).

Air emission levels and intensities depend on many factors, including generation diversity and efficiency, demand for electricity, weather, fuel availability and prices, and emission controls deployed. Variations from year to year result primarily from the acquisition and divestment of assets.

We follow the principles and requirements of the Greenhouse Gas Protocol's Corporate Accounting and Reporting Standard to prepare its GHG inventory. Further details on how the emissions are calculated are disclosed in our response to the CDP Climate Change Questionnaire.

We account for NOx and SO2 emissions at all thermal power plants on an equity adjusted basis. We have accounted for SF6 emissions in all locations on an equity adjusted basis since 2014. Until 2013, the values reported included only our businesses within the Brazil SBU. In 2014 we also began accounting for mercury emissions at all the coal- and petcoke-fired power plants on an equity adjusted basis. Data previously reported only included the plants located in the United States SBU.

In 2014, we also started company-wide Scope 2 emissions quantification. Prior to 2014, we reported only Scope 2 emissions and targets that were set by our businesses in Brazil.

Although Scope 3 emissions are traditionally considered to be *de minimis* for the electric utility industry, in 2014, we started tracking indirect emissions from electricity sales to our customers in our distribution businesses in El Salvador, Brazil and the United States. We follow the methodology provided in the GHG Protocol's Scope 3 Standard and associated Technical Guidance.

Our methodology, data completeness, consistency and accuracy for all these emissions in 2014 were audited by a third-party assurance organization (Lloyd's Register Quality Assurance Inc. [LRQA]).

Our businesses are continuously researching ways to improve power generation efficiency and reduce emissions. Also, some of our distribution businesses offer renewable energy and demand-side efficiency programs. The characteristics of the programs depend on the market conditions.

Refer to the 2014 Sustainability Report for details of Scope 1, Scope 2 and SO2, NOx, and mercury emissions, as well as for emission reductions programs.

Coal Combustion Products (CCPs) generation, recycle and reuse

Coal combustion products (CCPs) include bottom ash, fly ash, synthetic gypsum (also referred to as flue gas desulfurization (FGD) gypsum), FGD solids and cenospheres. CCPs are generated when power plants burn coal to generate electricity, or through the use of emission control technologies. CCPs represent the vast majority of the total waste combustion byproducts generated by our businesses.

We make every attempt to recycle whenever and wherever possible. Our businesses continuously recycle and reuse CCPs in engineered products including cement, concrete, road bases, wallboard and even bowling balls.

LRQA has conducted limited assurance of our CCP generation and recycle/reuse data since 2013. Refer to the 2014 Sustainability Report for the amount of CCPs generated and recycled as well as programs in place that reuse and recycling of coal combustion products, which results in both cost savings and revenue generation for our businesses.

Water

Water availability is a critical for the electric power industry and, in particular, for our operations at locations where we need water to operate efficiently. On an annual basis, our individual facilities may use from only a few hundred cubic meters of water, like wind generation sites, to millions cubic meters of water, such as in thermal power plants. The water is predominantly used for the steam cooling process at our thermal plants.

We include cooling water, process water and potable/drinking water, with the exception of bottled water, in our water withdrawal inventory. Our water discharge inventory includes cooling water and process water discharges from open cycle cooling systems; however, domestic sewage, rainwater and storm water effluents are not considered to be discharges and are not included in the inventory. Facilities with closed circuit systems are considered to be "zero-discharge."

The water used by hydroelectric power plants only passes through the turbines and immediately returns to the environment.

All the water withdrawal and discharge data for 2013 and 2014 was verified by LRQA.

Refer to the 2014 Sustainability Report for details of water withdrawal and water returned to the source of extraction as well as examples of water conservation effort implemented by our businesses.


AES
we are the energy

Ensuring a Sustainable Future

We strive to continuously improve the lives of our customers by identifying beneficial uses for coal combustion byproducts (CCB); recycling used oil; and engaging in water, biodiversity and habitat conservation activities whenever possible. We align our business practices with societal needs and expectations by investing in complementary innovative technologies to control emissions as well as minimize water consumption and waste generation.

Reducing Air Emissions

AES Mong Duong (Vietnam, Asia SBU): Implemented air emission controls by prohibiting idling of vehicles, performing mandatory vehicle inspections, watering the site and installing a more energy-efficient tire-washing station.
AES Nueva Renca (Chile, Andes SBU): Installed a system to reduce nitrogen oxide emissions (NOx) from its gas turbine and supplementary burners by 60 percent.
AES Parana (Argentina, Andes SBU): AES Parana, an 845 MW combined cycle plant, was the first large thermoelectric power plant in the world to use biodiesel as a fuel source. This allows the plant to reduce emissions, convert soy beans and other vegetables into power, and conserve the use of fossil fuels.
Dayton Power and Light (United States SBU): Installed five Chiyoda scrubbers, which have a sulfur dioxide (SO2) reduction rating of 95 percent, at the Stuart and Killen stations. The scrubbers convert SO2 into high-quality gypsum for use by the wallboard industry.
Ust-Kamenogorsk CHP (Kazakhstan, Europe SBU): Installed high-efficiency nozzles at three coal-fired boilers, yielding a 20 percent reduction in NOx emissions. Installed new flue gas ash-removal equipment at eight boilers, reducing particulate matter emissions by 53 percent and sulfur emissions by 5 percent.

Technology Innovation

AES Bulgaria (Europe SBU): Constructed a state-of-the-art waste disposal facility to serve the 670 MW Maritza coal-fired power plant.
AES Eletropaulo (Brazil SBU): Led the implementation of solar photovoltaic panels in a soccer stadium and a major park in São Paulo.
AES Eletropaulo and AES Sul (Brazil SBU): Implemented a series of efficiency initiatives, which resulted in the savings of 2,000 tons of carbon dioxide (CO2).
AES Nejapa (El Salvador, MCAC SBU): Established the collection of methane gas generated in a sanitary landfill that receives approximately 2,000 tons of waste per day. Converts that gas into electricity with six 1-MW engines.
AES Tiete (Brazil SBU): Developed a project to research alternative technologies for the implementation of geothermal electricity generation from low-temperature sources.

Resource Conservation and Protection

AES Amman East (Jordan, Europe SBU): Decreased water consumption by 6 percent through the reuse of evaporation pond water for blowdown quenching.
AES Andres (Dominican Republic, MCAC SBU): Achieved 34 percent lower water consumption levels compared to 2009 levels by substituting de-mineralized water in the plant's natural gas combustion system.
AES Itabo (Dominican Republic, MCAC SBU): Decreased water consumption by 20 percent through the reuse of wastewater for irrigation, road cleaning and bottom ash.
Southland Alamitos (US SBU): Supports local efforts to clean and restore the Los Cerritos Wetlands in Alamitos Bay using natural tides, currents and a boom installed upstream of plant's intake.
Ust-Kamenogorsk CHP (Kazakhstan, Europe SBU): Constructed a new cooling tower to decrease water consumption from the Ulba River by up to 47.9 percent.

Coal Combustion Products (CCPs) Recycle and Reuse

AES El Salvador (MCAC SBU): Recycled more than 95,063 pounds of paper annually since 2007, and donated the proceeds to protect 1,069 hectares in local national parks.
AES Itabo (Dominican Republic, MCAC SBU): Recycled 100 percent of 72,817 tons of ash from a coal-fired power plant in 2011, which was reused by the local cement industry.
AES Panama (MCAC SBU): Works with local schools to recycle solid waste.
AES Southland (United States SBU): Installed smart sponge technology to capture used oil and reduce oil waste by 200,000 gallons per year.

Biodiversity and Archeological Resources Highlights

AES Arlington (Global Headquarters): Removed invasive species, restored habitat and assembled nesting boxes for bats, ducks and songbirds at a local park.
AES Changuinola (Panama, MCAC SBU): Planted 880,250 trees in the Changuinola river basin to reforest approximately 800 hectares. Trees are supplied by local nurseries created to support this effort.
AES Eletropaulo (Brazil SBU): Worked with local institutions to establish indicators of environmental impact on primate populations that inhabit places with potential interference from electrical systems. Findings will be applied to reduce potential impacts and improve both new and existing projects.
AES Tietê (Brazil SBU): Protected more than 100 archeological sites, and restored the Pacu fish to native habitats by releasing more than 2.5 million fish per year, allowing the Pacu to be removed from the endangered species list.
EHS Leaders (El Salvador, MCAC SBU): Built nests for the local sea turtles at beach in El Salvador.
Indianapolis Power and Light (United States SBU): Partnered with the Indiana Department of Natural Resources to band and track peregrine falcons in nest box on the roof at the AES Harding Street Station.

Exhibit H

PARIS AGREEMENT



UNITED NATIONS
2015

PARIS AGREEMENT

The Parties to this Agreement,

Being Parties to the United Nations Framework Convention on Climate Change, hereinafter referred to as "the Convention",

Pursuant to the Durban Platform for Enhanced Action established by decision 1/CP.17 of the Conference of the Parties to the Convention at its seventeenth session,

In pursuit of the objective of the Convention, and being guided by its principles, including the principle of equity and common but differentiated responsibilities and respective capabilities, in the light of different national circumstances,

Recognizing the need for an effective and progressive response to the urgent threat of climate change on the basis of the best available scientific knowledge,

Also recognizing the specific needs and special circumstances of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change, as provided for in the Convention,

Taking full account of the specific needs and special situations of the least developed countries with regard to funding and transfer of technology,

Recognizing that Parties may be affected not only by climate change, but also by the impacts of the measures taken in response to it,

Emphasizing the intrinsic relationship that climate change actions, responses and impacts have with equitable access to sustainable development and eradication of poverty,

Recognizing the fundamental priority of safeguarding food security and ending hunger, and the particular vulnerabilities of food production systems to the adverse impacts of climate change,

Taking into account the imperatives of a just transition of the workforce and the creation of decent work and quality jobs in accordance with nationally defined development priorities,

Acknowledging that climate change is a common concern of humankind, Parties should, when taking action to address climate change, respect, promote and consider their respective obligations on human rights, the right to health, the rights of indigenous peoples, local communities, migrants, children, persons with disabilities and people in vulnerable situations and the right to development, as well as gender equality, empowerment of women and intergenerational equity,

Recognizing the importance of the conservation and enhancement, as appropriate, of sinks and reservoirs of the greenhouse gases referred to in the Convention,

Noting the importance of ensuring the integrity of all ecosystems, including oceans, and the protection of biodiversity, recognized by some cultures as Mother Earth, and noting the importance for some of the concept of "climate justice", when taking action to address climate change,

Affirming the importance of education, training, public awareness, public participation, public access to information and cooperation at all levels on the matters addressed in this Agreement,

Recognizing the importance of the engagements of all levels of government and various actors, in accordance with respective national legislations of Parties, in addressing climate change,

Also recognizing that sustainable lifestyles and sustainable patterns of consumption and production, with developed country Parties taking the lead, play an important role in addressing climate change,

Have agreed as follows:

Article 1

For the purpose of this Agreement, the definitions contained in Article 1 of the Convention shall apply. In addition:

(a) "Convention" means the United Nations Framework Convention on Climate Change, adopted in New York on 9 May 1992;

(b) "Conference of the Parties" means the Conference of the Parties to the Convention;

(c) "Party" means a Party to this Agreement.

Article 2

1. This Agreement, in enhancing the implementation of the Convention, including its objective, aims to strengthen the global response to the threat of climate change, in the context of sustainable development and efforts to eradicate poverty, including by:

(a) Holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels, recognizing that this would significantly reduce the risks and impacts of climate change;

(b) Increasing the ability to adapt to the adverse impacts of climate change and foster climate resilience and low greenhouse gas emissions development, in a manner that does not threaten food production; and

(c) Making finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.

2. This Agreement will be implemented to reflect equity and the principle of common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.

Article 3

As nationally determined contributions to the global response to climate change, all Parties are to undertake and communicate ambitious efforts as defined in Articles 4, 7, 9, 10, 11 and 13 with the view to achieving the purpose of this Agreement as set out in Article 2. The efforts of all Parties will represent a progression over time, while recognizing the need to support developing country Parties for the effective implementation of this Agreement.

Article 4

1. In order to achieve the long-term temperature goal set out in Article 2, Parties aim to reach global peaking of greenhouse gas emissions as soon as possible, recognizing that peaking will take longer for developing country Parties, and to undertake rapid reductions thereafter in accordance with best available science, so as to achieve a balance between anthropogenic emissions by sources and removals by sinks of greenhouse gases in the second half of this century, on the basis of equity, and in the context of sustainable development and efforts to eradicate poverty.

2. Each Party shall prepare, communicate and maintain successive nationally determined contributions that it intends to achieve. Parties shall pursue domestic mitigation measures, with the aim of achieving the objectives of such contributions.

3. Each Party's successive nationally determined contribution will represent a progression beyond the Party's then current nationally determined contribution and reflect its highest possible ambition, reflecting its common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.

4. Developed country Parties should continue taking the lead by undertaking economy-wide absolute emission reduction targets. Developing country Parties should continue enhancing their mitigation efforts, and are encouraged to move over time towards economy-wide emission reduction or limitation targets in the light of different national circumstances.

5. Support shall be provided to developing country Parties for the implementation of this Article, in accordance with Articles 9, 10 and 11, recognizing that enhanced support for developing country Parties will allow for higher ambition in their actions.

6. The least developed countries and small island developing States may prepare and communicate strategies, plans and actions for low greenhouse gas emissions development reflecting their special circumstances.

7. Mitigation co-benefits resulting from Parties' adaptation actions and/or economic diversification plans can contribute to mitigation outcomes under this Article.

8. In communicating their nationally determined contributions, all Parties shall provide the information necessary for clarity, transparency and understanding in accordance with decision 1/CP.21 and any relevant decisions of the Conference of the Parties serving as the meeting of the Parties to this Agreement.

9. Each Party shall communicate a nationally determined contribution every five years in accordance with decision 1/CP.21 and any relevant decisions of the Conference of the Parties serving as the meeting of the Parties to this Agreement and be informed by the outcomes of the global stocktake referred to in Article 14.

10. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall consider common time frames for nationally determined contributions at its first session.

11. A Party may at any time adjust its existing nationally determined contribution with a view to enhancing its level of ambition, in accordance with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

12. Nationally determined contributions communicated by Parties shall be recorded in a public registry maintained by the secretariat.

13. Parties shall account for their nationally determined contributions. In accounting for anthropogenic emissions and removals corresponding to their nationally determined contributions, Parties shall promote environmental integrity, transparency, accuracy, completeness, comparability and consistency, and ensure the avoidance of double counting, in accordance with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

14. In the context of their nationally determined contributions, when recognizing and implementing mitigation actions with respect to anthropogenic emissions and removals, Parties should take into account, as appropriate, existing methods and guidance under the Convention, in the light of the provisions of paragraph 13 of this Article.

15. Parties shall take into consideration in the implementation of this Agreement the concerns of Parties with economies most affected by the impacts of response measures, particularly developing country Parties.

16. Parties, including regional economic integration organizations and their member States, that have reached an agreement to act jointly under paragraph 2 of this Article shall notify the secretariat of the terms of that agreement, including the emission level allocated to each Party within the relevant time period, when they communicate their nationally determined contributions. The secretariat shall in turn inform the Parties and signatories to the Convention of the terms of that agreement.

17. Each party to such an agreement shall be responsible for its emission level as set out in the agreement referred to in paragraph 16 of this Article in accordance with paragraphs 13 and 14 of this Article and Articles 13 and 15.

18. If Parties acting jointly do so in the framework of, and together with, a regional economic integration organization which is itself a Party to this Agreement, each member State of that regional economic integration organization individually, and together with the regional economic integration organization, shall be responsible for its emission level as set out in the agreement communicated under paragraph 16 of this Article in accordance with paragraphs 13 and 14 of this Article and Articles 13 and 15.

19. All Parties should strive to formulate and communicate long-term low greenhouse gas emission development strategies, mindful of Article 2 taking into account their common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.

Article 5

1. Parties should take action to conserve and enhance, as appropriate, sinks and reservoirs of greenhouse gases as referred to in Article 4, paragraph 1 (d), of the Convention, including forests.

2. Parties are encouraged to take action to implement and support, including through results-based payments, the existing framework as set out in related guidance and decisions already agreed under the Convention for: policy approaches and positive incentives for activities relating to reducing emissions from deforestation and forest degradation, and the role of conservation, sustainable management of forests and enhancement of forest carbon stocks in developing countries; and alternative policy approaches, such as joint mitigation and adaptation approaches for the integral and sustainable management of forests, while reaffirming the importance of incentivizing, as appropriate, non-carbon benefits associated with such approaches.

Article 6

1. Parties recognize that some Parties choose to pursue voluntary cooperation in the implementation of their nationally determined contributions to allow for higher ambition in their mitigation and adaptation actions and to promote sustainable development and environmental integrity.

2. Parties shall, where engaging on a voluntary basis in cooperative approaches that involve the use of internationally transferred mitigation outcomes towards nationally determined contributions, promote sustainable development and ensure environmental integrity and transparency, including in governance, and shall apply robust accounting to ensure, inter alia, the avoidance of double counting, consistent with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

3. The use of internationally transferred mitigation outcomes to achieve nationally determined contributions under this Agreement shall be voluntary and authorized by participating Parties.

4. A mechanism to contribute to the mitigation of greenhouse gas emissions and support sustainable development is hereby established under the authority and guidance of the Conference of the Parties serving as the meeting of the Parties to this Agreement for use by Parties on a voluntary basis. It shall be supervised by a body designated by the Conference of the Parties serving as the meeting of the Parties to this Agreement, and shall aim:

(a) To promote the mitigation of greenhouse gas emissions while fostering sustainable development;

(b) To incentivize and facilitate participation in the mitigation of greenhouse gas emissions by public and private entities authorized by a Party;

(c) To contribute to the reduction of emission levels in the host Party, which will benefit from mitigation activities resulting in emission reductions that can also be used by another Party to fulfil its nationally determined contribution; and

(d) To deliver an overall mitigation in global emissions.

5. Emission reductions resulting from the mechanism referred to in paragraph 4 of this Article shall not be used to demonstrate achievement of the host Party's nationally determined contribution if used by another Party to demonstrate achievement of its nationally determined contribution.

6. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall ensure that a share of the proceeds from activities under the mechanism referred to in paragraph 4 of this Article is used to cover administrative expenses as well as to assist developing country Parties that are particularly vulnerable to the adverse effects of climate change to meet the costs of adaptation.

7. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall adopt rules, modalities and procedures for the mechanism referred to in paragraph 4 of this Article at its first session.

8. Parties recognize the importance of integrated, holistic and balanced non-market approaches being available to Parties to assist in the implementation of their nationally determined contributions, in the context of sustainable development and poverty eradication, in a coordinated and effective manner, including through, inter alia, mitigation, adaptation, finance, technology transfer and capacity-building, as appropriate. These approaches shall aim to:

(a) Promote mitigation and adaptation ambition;

(b) Enhance public and private sector participation in the implementation of nationally determined contributions; and

(c) Enable opportunities for coordination across instruments and relevant institutional arrangements.

9. A framework for non-market approaches to sustainable development is hereby defined to promote the non-market approaches referred to in paragraph 8 of this Article.

Article 7

1. Parties hereby establish the global goal on adaptation of enhancing adaptive capacity, strengthening resilience and reducing vulnerability to climate change, with a view to contributing to sustainable development and ensuring an adequate adaptation response in the context of the temperature goal referred to in Article 2.

2. Parties recognize that adaptation is a global challenge faced by all with local, subnational, national, regional and international dimensions, and that it is a key component of and makes a contribution to the long-term global response to climate change to protect people, livelihoods and ecosystems, taking into account the urgent and immediate needs of those developing country Parties that are particularly vulnerable to the adverse effects of climate change.

3. The adaptation efforts of developing country Parties shall be recognized, in accordance with the modalities to be adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement at its first session.

4. Parties recognize that the current need for adaptation is significant and that greater levels of mitigation can reduce the need for additional adaptation efforts, and that greater adaptation needs can involve greater adaptation costs.

5. Parties acknowledge that adaptation action should follow a country-driven, gender-responsive, participatory and fully transparent approach, taking into consideration vulnerable groups, communities and ecosystems, and should be based on and guided by the best available science and, as appropriate, traditional knowledge, knowledge of indigenous peoples and local knowledge systems, with a view to integrating adaptation into relevant socioeconomic and environmental policies and actions, where appropriate.

6. Parties recognize the importance of support for and international cooperation on adaptation efforts and the importance of taking into account the needs of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change.

7. Parties should strengthen their cooperation on enhancing action on adaptation, taking into account the Cancun Adaptation Framework, including with regard to:

(a) Sharing information, good practices, experiences and lessons learned, including, as appropriate, as these relate to science, planning, policies and implementation in relation to adaptation actions;

(b) Strengthening institutional arrangements, including those under the Convention that serve this Agreement, to support the synthesis of relevant information and knowledge, and the provision of technical support and guidance to Parties;

(c) Strengthening scientific knowledge on climate, including research, systematic observation of the climate system and early warning systems, in a manner that informs climate services and supports decision-making;

(d) Assisting developing country Parties in identifying effective adaptation practices, adaptation needs, priorities, support provided and received for adaptation actions and efforts, and challenges and gaps, in a manner consistent with encouraging good practices; and

(e) Improving the effectiveness and durability of adaptation actions.

8. United Nations specialized organizations and agencies are encouraged to support the efforts of Parties to implement the actions referred to in paragraph 7 of this Article, taking into account the provisions of paragraph 5 of this Article.

9. Each Party shall, as appropriate, engage in adaptation planning processes and the implementation of actions, including the development or enhancement of relevant plans, policies and/or contributions, which may include:

(a) The implementation of adaptation actions, undertakings and/or efforts;

(b) The process to formulate and implement national adaptation plans;

(c) The assessment of climate change impacts and vulnerability, with a view to formulating nationally determined prioritized actions, taking into account vulnerable people, places and ecosystems;

(d) Monitoring and evaluating and learning from adaptation plans, policies, programmes and actions; and

(e) Building the resilience of socioeconomic and ecological systems, including through economic diversification and sustainable management of natural resources.

10. Each Party should, as appropriate, submit and update periodically an adaptation communication, which may include its priorities, implementation and support needs, plans and actions, without creating any additional burden for developing country Parties.

11. The adaptation communication referred to in paragraph 10 of this Article shall be, as appropriate, submitted and updated periodically, as a component of or in conjunction with other communications or documents, including a national adaptation plan, a nationally determined contribution as referred to in Article 4, paragraph 2, and/or a national communication.

12. The adaptation communications referred to in paragraph 10 of this Article shall be recorded in a public registry maintained by the secretariat.

13. Continuous and enhanced international support shall be provided to developing country Parties for the implementation of paragraphs 7, 9, 10 and 11 of this Article, in accordance with the provisions of Articles 9, 10 and 11.

14. The global stocktake referred to in Article 14 shall, inter alia:

(a) Recognize adaptation efforts of developing country Parties;

(b) Enhance the implementation of adaptation action taking into account the adaptation communication referred to in paragraph 10 of this Article;

(c) Review the adequacy and effectiveness of adaptation and support provided for adaptation; and

(d) Review the overall progress made in achieving the global goal on adaptation referred to in paragraph 1 of this Article.

Article 8

1. Parties recognize the importance of averting, minimizing and addressing loss and damage associated with the adverse effects of climate change, including extreme weather events and slow onset events, and the role of sustainable development in reducing the risk of loss and damage.

2. The Warsaw International Mechanism for Loss and Damage associated with Climate Change Impacts shall be subject to the authority and guidance of the Conference of the Parties serving as the meeting of the Parties to this Agreement and may be enhanced and strengthened, as determined by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

3. Parties should enhance understanding, action and support, including through the Warsaw International Mechanism, as appropriate, on a cooperative and facilitative basis with respect to loss and damage associated with the adverse effects of climate change.

4. Accordingly, areas of cooperation and facilitation to enhance understanding, action and support may include:

(a) Early warning systems;

(b) Emergency preparedness;

(c) Slow onset events;

(d) Events that may involve irreversible and permanent loss and damage;

(e) Comprehensive risk assessment and management;

(f) Risk insurance facilities, climate risk pooling and other insurance solutions;

(g) Non-economic losses; and

(h) Resilience of communities, livelihoods and ecosystems.

5. The Warsaw International Mechanism shall collaborate with existing bodies and expert groups under the Agreement, as well as relevant organizations and expert bodies outside the Agreement.

Article 9

1. Developed country Parties shall provide financial resources to assist developing country Parties with respect to both mitigation and adaptation in continuation of their existing obligations under the Convention.

2. Other Parties are encouraged to provide or continue to provide such support voluntarily.

3. As part of a global effort, developed country Parties should continue to take the lead in mobilizing climate finance from a wide variety of sources, instruments and channels, noting the significant role of public funds, through a variety of actions, including supporting country-driven strategies, and taking into account the needs and priorities of developing country Parties. Such mobilization of climate finance should represent a progression beyond previous efforts.

4. The provision of scaled-up financial resources should aim to achieve a balance between adaptation and mitigation, taking into account country-driven strategies, and the priorities and needs of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change and have significant capacity constraints, such as the least developed countries and small island developing States, considering the need for public and grant-based resources for adaptation.

5. Developed country Parties shall biennially communicate indicative quantitative and qualitative information related to paragraphs 1 and 3 of this Article, as applicable, including, as available, projected levels of public financial resources to be provided to developing country Parties. Other Parties providing resources are encouraged to communicate biennially such information on a voluntary basis.

6. The global stocktake referred to in Article 14 shall take into account the relevant information provided by developed country Parties and/or Agreement bodies on efforts related to climate finance.

7. Developed country Parties shall provide transparent and consistent information on support for developing country Parties provided and mobilized through public interventions biennially in accordance with the modalities, procedures and guidelines to be adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement, at its first session, as stipulated in Article 13, paragraph 13. Other Parties are encouraged to do so.

8. The Financial Mechanism of the Convention, including its operating entities, shall serve as the financial mechanism of this Agreement.

9. The institutions serving this Agreement, including the operating entities of the Financial Mechanism of the Convention, shall aim to ensure efficient access to financial resources through simplified approval procedures and enhanced readiness support for developing country Parties, in particular for the least developed countries and small island developing States, in the context of their national climate strategies and plans.

Article 10

1. Parties share a long-term vision on the importance of fully realizing technology development and transfer in order to improve resilience to climate change and to reduce greenhouse gas emissions.

2. Parties, noting the importance of technology for the implementation of mitigation and adaptation actions under this Agreement and recognizing existing technology deployment and dissemination efforts, shall strengthen cooperative action on technology development and transfer.

3. The Technology Mechanism established under the Convention shall serve this Agreement.

4. A technology framework is hereby established to provide overarching guidance to the work of the Technology Mechanism in promoting and facilitating enhanced action on technology development and transfer in order to support the implementation of this Agreement, in pursuit of the long-term vision referred to in paragraph 1 of this Article.

5. Accelerating, encouraging and enabling innovation is critical for an effective, long-term global response to climate change and promoting economic growth and sustainable development. Such effort shall be, as appropriate, supported, including by the Technology Mechanism and, through financial means, by the Financial Mechanism of the Convention, for collaborative approaches to research and development, and facilitating access to technology, in particular for early stages of the technology cycle, to developing country Parties.

6. Support, including financial support, shall be provided to developing country Parties for the implementation of this Article, including for strengthening cooperative action on technology development and transfer at different stages of the technology cycle, with a view to achieving a balance between support for mitigation and adaptation. The global stocktake referred to in Article 14 shall take into account available information on efforts related to support on technology development and transfer for developing country Parties.

Article 11

1. Capacity-building under this Agreement should enhance the capacity and ability of developing country Parties, in particular countries with the least capacity, such as the least developed countries, and those that are particularly vulnerable to the adverse effects of climate change, such as small island developing States, to take effective climate change action, including, inter alia, to implement adaptation and mitigation actions, and should facilitate technology development, dissemination and deployment, access to climate finance, relevant aspects of education, training and public awareness, and the transparent, timely and accurate communication of information.

2. Capacity-building should be country-driven, based on and responsive to national needs, and foster country ownership of Parties, in particular, for developing country Parties, including at the national, subnational and local levels. Capacity-building should be guided by lessons learned, including those from capacity-building activities under the Convention, and should be an effective, iterative process that is participatory, cross-cutting and gender-responsive.

3. All Parties should cooperate to enhance the capacity of developing country Parties to implement this Agreement. Developed country Parties should enhance support for capacity-building actions in developing country Parties.

4. All Parties enhancing the capacity of developing country Parties to implement this Agreement, including through regional, bilateral and multilateral approaches, shall regularly communicate on these actions or measures on capacity-building. Developing country Parties should regularly communicate progress made on implementing capacity-building plans, policies, actions or measures to implement this Agreement.

5. Capacity-building activities shall be enhanced through appropriate institutional arrangements to support the implementation of this Agreement, including the appropriate institutional arrangements established under the Convention that serve this Agreement. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall, at its first session, consider and adopt a decision on the initial institutional arrangements for capacity-building.

Article 12

Parties shall cooperate in taking measures, as appropriate, to enhance climate change education, training, public awareness, public participation and public access to information, recognizing the importance of these steps with respect to enhancing actions under this Agreement.

Article 13

1. In order to build mutual trust and confidence and to promote effective implementation, an enhanced transparency framework for action and support, with built-in flexibility which takes into account Parties' different capacities and builds upon collective experience is hereby established.

2. The transparency framework shall provide flexibility in the implementation of the provisions of this Article to those developing country Parties that need it in the light of their capacities. The modalities, procedures and guidelines referred to in paragraph 13 of this Article shall reflect such flexibility.

3. The transparency framework shall build on and enhance the transparency arrangements under the Convention, recognizing the special circumstances of the least developed countries and small island developing States, and be implemented in a facilitative, non-intrusive, non-punitive manner, respectful of national sovereignty, and avoid placing undue burden on Parties.

4. The transparency arrangements under the Convention, including national communications, biennial reports and biennial update reports, international assessment and review and international consultation and analysis, shall form part of the experience drawn upon for the development of the modalities, procedures and guidelines under paragraph 13 of this Article.

5. The purpose of the framework for transparency of action is to provide a clear understanding of climate change action in the light of the objective of the Convention as set out in its Article 2, including clarity and tracking of progress towards achieving Parties' individual nationally determined contributions under Article 4, and Parties' adaptation actions under Article 7, including good practices, priorities, needs and gaps, to inform the global stocktake under Article 14.

6. The purpose of the framework for transparency of support is to provide clarity on support provided and received by relevant individual Parties in the context of climate change actions under Articles 4, 7, 9, 10 and 11, and, to the extent possible, to provide a full overview of aggregate financial support provided, to inform the global stocktake under Article 14.

7. Each Party shall regularly provide the following information:

(a) A national inventory report of anthropogenic emissions by sources and removals by sinks of greenhouse gases, prepared using good practice methodologies accepted by the Intergovernmental Panel on Climate Change and agreed upon by the Conference of the Parties serving as the meeting of the Parties to this Agreement; and

(b) Information necessary to track progress made in implementing and achieving its nationally determined contribution under Article 4.

8. Each Party should also provide information related to climate change impacts and adaptation under Article 7, as appropriate.

9. Developed country Parties shall, and other Parties that provide support should, provide information on financial, technology transfer and capacity-building support provided to developing country Parties under Articles 9, 10 and 11.

10. Developing country Parties should provide information on financial, technology transfer and capacity-building support needed and received under Articles 9, 10 and 11.

11. Information submitted by each Party under paragraphs 7 and 9 of this Article shall undergo a technical expert review, in accordance with decision 1/CP.21. For those developing country Parties that need it in the light of their capacities, the review process shall include assistance in identifying capacity-building needs. In addition, each Party shall participate in a facilitative, multilateral consideration of progress with respect to efforts under Article 9, and its respective implementation and achievement of its nationally determined contribution.

12. The technical expert review under this paragraph shall consist of a consideration of the Party's support provided, as relevant, and its implementation and achievement of its nationally determined contribution. The review shall also identify areas of improvement for the Party, and include a review of the consistency of the information with the modalities, procedures and guidelines referred to in paragraph 13 of this Article, taking into account the flexibility accorded to the Party under paragraph 2 of this Article. The review shall pay particular attention to the respective national capabilities and circumstances of developing country Parties.

13. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall, at its first session, building on experience from the arrangements related to transparency under the Convention, and elaborating on the provisions in this Article, adopt common modalities, procedures and guidelines, as appropriate, for the transparency of action and support.

14. Support shall be provided to developing countries for the implementation of this Article.

15. Support shall also be provided for the building of transparency-related capacity of developing country Parties on a continuous basis.

Article 14

1. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall periodically take stock of the implementation of this Agreement to assess the collective progress towards achieving the purpose of this Agreement and its long-term goals (referred to as the "global stocktake"). It shall do so in a comprehensive and facilitative manner, considering mitigation, adaptation and the

means of implementation and support, and in the light of equity and the best available science.

2. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall undertake its first global stocktake in 2023 and every five years thereafter unless otherwise decided by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

3. The outcome of the global stocktake shall inform Parties in updating and enhancing, in a nationally determined manner, their actions and support in accordance with the relevant provisions of this Agreement, as well as in enhancing international cooperation for climate action.

Article 15

1. A mechanism to facilitate implementation of and promote compliance with the provisions of this Agreement is hereby established.

2. The mechanism referred to in paragraph 1 of this Article shall consist of a committee that shall be expert-based and facilitative in nature and function in a manner that is transparent, non-adversarial and non-punitive. The committee shall pay particular attention to the respective national capabilities and circumstances of Parties.

3. The committee shall operate under the modalities and procedures adopted by the Conference of the Parties serving as the meeting of the Parties to this Agreement at its first session and report annually to the Conference of the Parties serving as the meeting of the Parties to this Agreement.

Article 16

1. The Conference of the Parties, the supreme body of the Convention, shall serve as the meeting of the Parties to this Agreement.

2. Parties to the Convention that are not Parties to this Agreement may participate as observers in the proceedings of any session of the Conference of the Parties serving as the meeting of the Parties to this Agreement. When the Conference of the Parties serves as the meeting of the Parties to this Agreement, decisions under this Agreement shall be taken only by those that are Parties to this Agreement.

3. When the Conference of the Parties serves as the meeting of the Parties to this Agreement, any member of the Bureau of the Conference of the Parties representing a Party to the Convention but, at that time, not a Party to this Agreement, shall be replaced by an additional member to be elected by and from amongst the Parties to this Agreement.

4. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall keep under regular review the implementation of this Agreement and shall make, within its mandate, the decisions necessary to promote its effective implementation. It shall perform the functions assigned to it by this Agreement and shall:

(a) Establish such subsidiary bodies as deemed necessary for the implementation of this Agreement; and

(b) Exercise such other functions as may be required for the implementation of this Agreement.

5. The rules of procedure of the Conference of the Parties and the financial procedures applied under the Convention shall be applied *mutatis mutandis* under this Agreement, except as may be otherwise decided by consensus by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

6. The first session of the Conference of the Parties serving as the meeting of the Parties to this Agreement shall be convened by the secretariat in conjunction with the first session of the Conference of the Parties that is scheduled after the date of entry into force of this Agreement. Subsequent ordinary sessions of the Conference of the Parties serving as the meeting of the Parties to this Agreement shall be held in conjunction with ordinary sessions of the Conference of the Parties, unless otherwise decided by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

7. Extraordinary sessions of the Conference of the Parties serving as the meeting of the Parties to this Agreement shall be held at such other times as may be deemed necessary by the Conference of the Parties serving as the meeting of the Parties to this Agreement or at the written request of any Party, provided that, within six months of the request being communicated to the Parties by the secretariat, it is supported by at least one third of the Parties.

8. The United Nations and its specialized agencies and the International Atomic Energy Agency, as well as any State member thereof or observers thereto not party to the Convention, may be represented at sessions of the Conference of the Parties serving as the meeting of the Parties to this Agreement as observers. Any body or agency, whether national or international, governmental or non-governmental, which is qualified in matters covered by this Agreement and which has informed the secretariat of its wish to be represented at a session of the Conference of the Parties serving as the meeting of the Parties to this Agreement as an observer, may be so admitted unless at least one third of the Parties present object. The admission and participation of observers shall be subject to the rules of procedure referred to in paragraph 5 of this Article.

Article 17

1. The secretariat established by Article 8 of the Convention shall serve as the secretariat of this Agreement.

2. Article 8, paragraph 2, of the Convention on the functions of the secretariat, and Article 8, paragraph 3, of the Convention, on the arrangements made for the functioning of the secretariat, shall apply *mutatis mutandis* to this Agreement. The secretariat shall, in addition, exercise the functions assigned to it under this Agreement and by the Conference of the Parties serving as the meeting of the Parties to this Agreement.

Article 18

1. The Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation established by Articles 9 and 10 of the Convention shall serve, respectively, as the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of this Agreement. The provisions of the Convention relating to the functioning of these two bodies shall apply *mutatis mutandis* to this Agreement. Sessions of the meetings of the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of this Agreement shall be held in conjunction with the meetings of, respectively, the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of the Convention.

2. Parties to the Convention that are not Parties to this Agreement may participate as observers in the proceedings of any session of the subsidiary bodies. When the subsidiary bodies serve as the subsidiary bodies of this Agreement, decisions under this Agreement shall be taken only by those that are Parties to this Agreement.

3. When the subsidiary bodies established by Articles 9 and 10 of the Convention exercise their functions with regard to matters concerning this Agreement, any member of the bureaux of those subsidiary bodies representing a Party to the Convention but, at that time, not a Party to this Agreement, shall be replaced by an additional member to be elected by and from amongst the Parties to this Agreement.

Article 19

1. Subsidiary bodies or other institutional arrangements established by or under the Convention, other than those referred to in this Agreement, shall serve this Agreement upon a decision of the Conference of the Parties serving as the meeting of the Parties to this Agreement. The Conference of the Parties serving as the meeting of the Parties to this Agreement shall specify the functions to be exercised by such subsidiary bodies or arrangements.

2. The Conference of the Parties serving as the meeting of the Parties to this Agreement may provide further guidance to such subsidiary bodies and institutional arrangements.

Article 20

1. This Agreement shall be open for signature and subject to ratification, acceptance or approval by States and regional economic integration organizations that are Parties to the Convention. It shall be open for signature at the United Nations Headquarters in New York from 22 April 2016 to 21 April 2017. Thereafter, this Agreement shall be open for accession from the day following the date on which it is closed for signature. Instruments of ratification, acceptance, approval or accession shall be deposited with the Depositary.

2. Any regional economic integration organization that becomes a Party to this Agreement without any of its member States being a Party shall be bound by all the obligations under this Agreement. In the case of regional economic integration organizations with one or more member States that are Parties to this Agreement,

the organization and its member States shall decide on their respective responsibilities for the performance of their obligations under this Agreement. In such cases, the organization and the member States shall not be entitled to exercise rights under this Agreement concurrently.

3. In their instruments of ratification, acceptance, approval or accession, regional economic integration organizations shall declare the extent of their competence with respect to the matters governed by this Agreement. These organizations shall also inform the Depositary, who shall in turn inform the Parties, of any substantial modification in the extent of their competence.

Article 21

1. This Agreement shall enter into force on the thirtieth day after the date on which at least 55 Parties to the Convention accounting in total for at least an estimated 55 per cent of the total global greenhouse gas emissions have deposited their instruments of ratification, acceptance, approval or accession.

2. Solely for the limited purpose of paragraph 1 of this Article, "total global greenhouse gas emissions" means the most up-to-date amount communicated on or before the date of adoption of this Agreement by the Parties to the Convention.

3. For each State or regional economic integration organization that ratifies, accepts or approves this Agreement or accedes thereto after the conditions set out in paragraph 1 of this Article for entry into force have been fulfilled, this Agreement shall enter into force on the thirtieth day after the date of deposit by such State or regional economic integration organization of its instrument of ratification, acceptance, approval or accession.

4. For the purposes of paragraph 1 of this Article, any instrument deposited by a regional economic integration organization shall not be counted as additional to those deposited by its member States.

Article 22

The provisions of Article 15 of the Convention on the adoption of amendments to the Convention shall apply *mutatis mutandis* to this Agreement.

Article 23

1. The provisions of Article 16 of the Convention on the adoption and amendment of annexes to the Convention shall apply *mutatis mutandis* to this Agreement.

2. Annexes to this Agreement shall form an integral part thereof and, unless otherwise expressly provided for, a reference to this Agreement constitutes at the same time a reference to any annexes thereto. Such annexes shall be restricted to lists, forms and any other material of a descriptive nature that is of a scientific, technical, procedural or administrative character.

Article 24

The provisions of Article 14 of the Convention on settlement of disputes shall apply *mutatis mutandis* to this Agreement.

Article 25

1. Each Party shall have one vote, except as provided for in paragraph 2 of this Article.

2. Regional economic integration organizations, in matters within their competence, shall exercise their right to vote with a number of votes equal to the number of their member States that are Parties to this Agreement. Such an organization shall not exercise its right to vote if any of its member States exercises its right, and vice versa.

Article 26

The Secretary-General of the United Nations shall be the Depositary of this Agreement.

Article 27

No reservations may be made to this Agreement.

Article 28

1. At any time after three years from the date on which this Agreement has entered into force for a Party, that Party may withdraw from this Agreement by giving written notification to the Depositary.

2. Any such withdrawal shall take effect upon expiry of one year from the date of receipt by the Depositary of the notification of withdrawal, or on such later date as may be specified in the notification of withdrawal.

3. Any Party that withdraws from the Convention shall be considered as also having withdrawn from this Agreement.

Article 29

The original of this Agreement, of which the Arabic, Chinese, English, French, Russian and Spanish texts are equally authentic, shall be deposited with the Secretary-General of the United Nations.

DONE at Paris this twelfth day of December two thousand and fifteen.

IN WITNESS WHEREOF, the undersigned, being duly authorized to that effect, have signed this Agreement.

Exhibit I



Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 9, 2016

VIA OVERNIGHT MAIL
Presbyterian Church (U.S.A.)
Attn. Robert Fohr, Director of Faith-Based Investing and Corporate Engagement
100 Witherspoon St.
Louisville, KY 40202-1396

Dear Mr. Fohr:

I am writing on behalf of The AES Corporation (the "Company"), which received the stockholder proposal that The Presbyterian Church (U.S.A.) (the "Proponent") submitted to the Company on November 3, 2016, pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, each stockholder proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is a record owner of sufficient shares to satisfy this requirement. In addition, to date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 3, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level


AES
we are the energy

and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 3, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your account statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 3, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address


AES
we are the energy

any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures



information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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Modified: 10/16/2012

Exhibit J

Pages 387 through 389 redacted for the following reasons:
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Copyrighted Material Omitted